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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

Omniture, Inc.
(Name of Subject Company)

Omniture, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

68212S109
(CUSIP Number of Class of Securities)

Shawn J. Lindquist
Chief Legal Officer
Omniture, Inc.
550 East Timpanogos Circle
Orem, Utah 84097
(801) 722-7000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Patrick J. Schultheis, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue, Suite 5100 Seattle, WA 98104 (206) 883-2500	Martin W. Korman, Esq. Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

        Name and Address.    The name of the subject company is Omniture, Inc., a Delaware corporation ("Omniture" or the "Company"). The address of the Company's principal executive office is 550 East Timpanogos Circle, Orem, Utah 84097, and the telephone number of the Company's principal executive office is (801) 722-7000.

        Securities.    This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule" or "Statement") relates to the common stock, $0.001 par value per share, of the Company (the "Shares" or the "Common Stock"). As of September 21, 2009, there were 77,306,452 shares of Common Stock issued and outstanding, 245,495 shares of Common Stock issuable upon the exercise of outstanding warrants to purchase Common Stock, 11,010,319 shares of Common Stock issuable upon or otherwise deliverable in connection with the exercise of outstanding options, 172,500 shares of Common Stock subject to stock appreciation rights ("SARs") and 2,597,164 shares of Common Stock subject to restricted stock units ("RSUs").

Item 2.    Identity and Background of Filing Person.

        Name and Address.    The Company is the person filing this Statement. The information about the Company's address and business telephone number in Item 1, under the heading "Name and Address," is incorporated herein by reference. The Company's website address is www.omniture.com. The information on the Company's website should not be considered a part of this Statement.

        Tender Offer and Merger.    This Statement relates to the tender offer by Snowbird Acquisition Corporation, a Delaware corporation ("Purchaser"), a wholly owned subsidiary of Adobe Systems Incorporated, a Delaware corporation ("Parent" or "Adobe"), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the "Schedule TO"), filed by Purchaser and Parent with the Securities and Exchange Commission (the "SEC") on September 24, 2009, and pursuant to which Purchaser is offering to purchase all outstanding Shares at a price of $21.50 per Share, net to the holder thereof in cash, without interest, less any required withholding taxes (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 24, 2009 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"). The Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 15, 2009 (as such agreement may be amended from time to time, the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the successful consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Delaware General Corporation Law (the "DGCL"), Purchaser will merge with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation and a wholly owned subsidiary of Parent. As of the effective time of the Merger (the "Effective Time"), each Share that is not validly tendered pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Offer Price (other than Shares that are held by the Company, Parent, or any of their wholly owned subsidiaries or Shares held by stockholders, if any, who properly exercise their dissenters' rights under the DGCL), without interest thereon and less any required withholding taxes. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement is summarized in Section 13 of the Offer to Purchase.

        The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company's stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent in the Company's or Parent's public reports filed with the SEC. In particular, the summary of the Merger Agreement contained in the Offer to Purchase and the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by the Company in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the Company, Parent and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser.

        According to the Offer to Purchase, the Purchaser's and Parent's principal executive offices are located at 345 Park Avenue, San Jose, California 95110, and the telephone number of their principal executive offices is (408) 536-6000.

Item 3.    Past Contracts, Transactions, Negotiations and Agreements.

        Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers or directors are, except as described below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 thereunder (the "Information Statement") that is attached hereto as Annex I and is incorporated herein by reference. Except as set forth in this Item 3, Item 4 below or Annex I attached hereto, or as otherwise incorporated herein by reference, to the knowledge of the Company, there are no material agreements, arrangements or understandings, and no potential or actual conflicts of interest, between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Purchaser, Parent or their respective executive officers, directors or affiliates.

        (a)   Arrangements with Executive Officers and Directors of the Company.

        Interests of Certain Persons.    Certain members of management and the Company's Board of Directors (the "Board" or the "Board of Directors") may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of Company stockholders, generally. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change in control of the Company for the purposes of determining the entitlements due to executive officers and directors of the Company relating to certain severance and other benefits.

  Cash Consideration Payable Pursuant to the Offer

        Cash Consideration for Shares.    If the Company's directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of September 21, 2009, the Company's directors and executive officers (and affiliates and affiliated investment entities) owned 8,733,407 Shares in the aggregate (excluding options to purchase Shares, Company SARs (as defined below), Company Restricted Stock (as defined below), and Company RSUs (as defined below)). If the directors and executive officers (and affiliates and affiliated investment entities) were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers (and affiliates and affiliated investment entities) would receive an aggregate of approximately $187,768,251 in cash. The beneficial ownership of each director and officer is further described in the Information Statement under the heading "Security Ownership Of Certain Beneficial Owners And Management."

        Cash Consideration for Options.    As of September 21, 2009, the Company's directors and executive officers held options to purchase 2,495,401 Shares in the aggregate, 984,723 of which were vested and exercisable as of that date, with exercise prices ranging from $0.11 to $18.23 and an aggregate weighted average exercise price of $9.63 per Share. Pursuant to, and as described further in, the Merger Agreement, subject to limited exceptions, each outstanding option to purchase Common Stock granted under the Company's 2006 Equity Incentive Plan, 2007 Equity Incentive Plan or 2008 Equity Incentive Plan (a "Specified Plan Option") and held by an employee or consultant of the Company or its subsidiaries (other than a non-employee member of the Board) as of the Acceptance Date (as defined in the Merger Agreement) will automatically be assumed by Parent immediately following the expiration of the Offer on the Acceptance Date and subject to the same terms and conditions of such option immediately prior to Parent's assumption, except that the option will be exercisable for a number of shares of common stock of Parent ("Parent Common Stock") determined by multiplying the number of Shares subject to such stock options as of immediately before the Acceptance Date by a fraction, the numerator of which is the Offer Price and the denominator of which is the closing price of Parent Common Stock on The Nasdaq Global Select Market on the Acceptance Date (rounded down to the nearest whole share) and the option exercise price per share of Parent Common Stock (rounded upwards to the nearest whole cent) purchasable pursuant to Parent stock options will be equal to the per share exercise price of the Company stock options as of immediately before the Acceptance Date, divided by the foregoing fraction. Pursuant to, and as described further in, the Merger Agreement, subject to limited exceptions, each outstanding option to purchase Common Stock granted under any other Company stock plan or arrangement or assumed by the Company in a prior acquisition (a "Remaining Plan Option") and held by an employee or consultant of the Company or its subsidiaries (other than a non-employee member of the Board) as of the Effective Time will be assumed by Parent and converted automatically at the Effective Time into an option denominated in shares of Parent Common Stock with the same terms and conditions of such option immediately prior to Parent's assumption, except that the option will be exercisable for a number of shares of Parent Common Stock determined by multiplying the number of Shares subject to such stock options as of immediately prior to the Effective Time by a fraction, the numerator of which is the Offer Price and the denominator of which is the average closing price of Parent Common Stock on The Nasdaq Global Select Market for the 5 trading days immediately preceding the Effective Time (rounded down to the nearest whole share) and the option exercise price per share of Parent Common Stock (rounded upwards to the nearest whole cent) purchasable pursuant to Parent stock options will be equal to the per share exercise price of the Company stock options as of immediately prior to the Effective Time, divided by the foregoing fraction.

        Specified Plan Options that are not assumed, as described above, will be cancelled at the Acceptance Date and converted automatically into the right to receive an amount in cash equal to the product obtained by multiplying (x) the aggregate number of Shares that were issuable upon exercise of such Company stock option immediately prior to the Acceptance Date and (y) the Offer Price less the per share exercise price of such Company stock option. Remaining Plan Options that are not assumed, as described above, will be cancelled as of immediately prior to the Effective Time and converted automatically into the right to receive an amount in cash equal to the product obtained by multiplying (x) the aggregate number of Shares that were issuable upon exercise of such Company stock option immediately prior to the Effective Time and (y) the Offer Prices less the per share exercise price of such Company stock option. Specified Plan Options that will not be assumed generally include each Specified Plan Option held by a non-employee member of the Board or a person that is not an employee or consultant of the Company or its subsidiaries as of the Acceptance Date. Remaining Plan Options that will not be assumed generally include each Remaining Plan Option held by a non-employee member of the Board or a person that is not an employee or consultant of the Company or its subsidiaries as of the Effective Time.

        As a result, based on the number of options to purchase Shares held on September 21, 2009, if all options are cashed out, the executive officers and directors would be entitled to receive a payment of approximately $29,608,652 in the aggregate for all options held by such executive officers and directors (net of the applicable exercise price).

        Cash Consideration for Company SARs.    As of September 21, 2009, the Company's non-employee directors held SARs to purchase 172,500 Shares in the aggregate, 125,000 of which were vested and exercisable as of that date, with exercise prices ranging from $10.60 to $24.67 and an aggregate weighted average exercise price of $19.18 per Share. Pursuant to the Merger Agreement, each outstanding Company SAR will not be assumed by Parent and will in each case be cancelled at the Acceptance Date and converted automatically into the right to receive an amount in cash as described in the Merger Agreement. As a result, based on the number of Company SARs held on September 21, 2009, the non-employee directors will be entitled to receive a payment of approximately $399,500 in the aggregate for all Company SARs held by such non-employee directors (net of the applicable exercise price).

        Cash Consideration for Company RSUs.    As of September 21, 2009, the Company's directors and executive officers held outstanding RSUs covering 222,833 Shares in the aggregate. Under the terms of, and as further described in, the Merger Agreement, each outstanding Company RSU held by an employee or consultant of the Company or its subsidiaries (other than a non-employee member of the Board of Directors) who remains with the Company or its subsidiaries as of the Acceptance Date will be assumed by Parent and subject to the same terms and conditions of such Company RSU prior to Parent's assumption, except that such Company RSU will cover a number of shares of Parent Common Stock determined by multiplying the number of Shares subject to such Company RSU as of immediately before the Acceptance Date by a fraction, the numerator of which is the Offer Price and the denominator of which is the closing price of Parent Common Stock on The Nasdaq Global Select Market on the Acceptance Date (rounded down to the nearest whole share).

        Each outstanding Company RSU held by a non-employee director or a person that is not an employee or consultant of the Company or its subsidiaries as of the Acceptance Date will not be assumed by Parent and will in each case be cancelled as of the Acceptance Date and converted automatically into the right to receive, in exchange for the cancellation of such Company RSU, an amount in cash as described in the Merger Agreement. As a result, based on the number of Company RSUs held by executive officers and directors on September 21, 2009, if all such Company RSUs are cashed out, the executive officers and directors would be entitled to receive a payment of approximately $4,790,910 in the aggregate.

        Cash Consideration for Company Restricted Stock.    All shares of Company restricted stock ("Company Restricted Stock") that are outstanding as of the Effective Time will be cancelled and converted automatically into the right to receive a cash payment equal to the Merger Consideration otherwise payable with respect to such Company Restricted Stock to be paid in accordance with the vesting schedule of the converted Company Restricted Stock and otherwise subject to the terms and conditions of the Company Restricted Stock so converted. As of September 21, 2009, no shares of Company Restricted Stock were held by the Company's directors and executive officers.

  Employment Agreements

        Employment Agreements with Joshua G. James.    The Company previously entered into an amended and restated employment agreement with Joshua G. James, President and Chief Executive Officer of Omniture, on June 7, 2006 (as amended on December 19, 2008, and as further amended on September 21, 2009, the "Prior James Agreement") and a change of control agreement on June 7, 2006 (as amended on December 19, 2008, and as further amended on September 21, 2009, the "James CIC Agreement"). The Prior James Agreement will be superseded by the new employment agreement for Mr. James, as described below, upon the Closing Date (as defined in the Merger Agreement). For fiscal 2009, the Compensation Committee of the Board of Directors set Mr. James' base salary at $480,000 and approved a target incentive bonus of $360,000 to be earned based on the achievement by the Company of certain annual and quarterly sales bookings, non-GAAP revenue, non-GAAP profitability targets and certain financial and non-financial operating metrics, for 2009.

        Under the terms of the new employment agreement with Parent, the James CIC Agreement will remain in full force and effect until the first anniversary of the Closing Date. The James CIC Agreement provides certain benefits to Mr. James in connection with the Offer and in the event of his termination of employment under certain circumstances in connection with the Offer, as more fully described below under "Change of Control Agreements."

        The new employment agreement for Mr. James, which will become effective upon the Closing Date, provides for a thirteen month period of employment following the Closing Date as a Senior Vice President of Parent. Parent will pay Mr. James an annual base salary of $480,000 and he will be eligible to participate in Parent's Annual Incentive Plan, pursuant to which Mr. James will have an annual target bonus opportunity of 75% of his base salary.

        Under the terms of the new employment agreement, Parent will grant Mr. James a stock option to purchase 500,000 shares of Parent common stock, which will vest and become exercisable with respect to 200,000 of the shares subject thereto on the second anniversary of the grant date and the remainder will vest in 24 substantially equal monthly installments thereafter, subject to Mr. James' continued service to Parent through each vesting date. In addition, Parent will grant Mr. James an award of 50,000 restricted stock units, which will vest in four equal annual installments following the Closing Date, subject to Mr. James' continued service to Parent through each vesting date. Both of these equity awards will not be subject to any accelerated vesting provisions of the James CIC Agreement.

        Further, Parent will grant Mr. James a retention award of 75,000 restricted stock units, which will vest in equal installments on each of the first and second anniversaries of the Closing Date, subject to Mr. James' continued service to Parent through each vesting date; provided that if Mr. James' employment is terminated such that he would be entitled to vesting acceleration under the James CIC Agreement (or, if the James CIC Agreement has terminated, such that he would have been entitled to vesting acceleration had the agreement remained in effect) with respect to his equity awards assumed by Parent in connection with the transactions contemplated by the Merger Agreement, then, such retention restricted stock units will immediately vest with respect to that number of restricted stock units equal to (A) the product of (i) 75,000 and (ii) a fraction, the numerator of which is the aggregate number of whole months between the Closing Date and the date of such termination of employment, and the denominator of which is 24, less (B) the number of restricted stock units subject to this retention award that have vested as of the date of such termination.

        Under the terms of the new employment agreement, Mr. James has agreed to waive a portion of the 100% accelerated vesting provided under the terms of the Prior James Agreement and the James CIC Agreement with respect to 25% of the unvested shares subject to each of his outstanding stock options and restricted stock units. These unvested awards will fully vest upon the twelve month anniversary of the Closing Date, subject to Mr. James' continuous service through such date. If Mr. James terminates employment with Parent prior to the twelve month anniversary of the Closing

Date, other than for Cause or for Good Reason (as each such term is defined in the James CIC Agreement), these unvested awards will immediately vest. In all events, upon the expiration of the Offer, Mr. James' outstanding Company stock options will remain exercisable until the earlier of five years from the date of his termination or the expiration of the original term of the option.

        The foregoing summary of Mr. James' employment agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the employment agreement attached as Exhibit (e)(26) and (e)(27) hereto and incorporated herein by reference.

        Employment Agreements with Michael S. Herring.    The Company previously entered into an offer letter with Michael S. Herring, Chief Financial Officer and Executive Vice President of Omniture, on October 20, 2004 (the "Prior Herring Agreement"), and an amended and restated change of control agreement on May 13, 2009 (the "Herring CIC Agreement"). The Prior Herring Agreement will be superseded by the new letter agreement for Mr. Herring, as described below, upon the Closing Date. For fiscal 2009, the Compensation Committee of the Board of Directors set Mr. Herring's base salary at $300,000 and approved a target incentive bonus of $150,000 to be earned based on the achievement by the Company of certain annual and quarterly sales bookings, non-GAAP revenue, non-GAAP profitability targets and certain financial and non-financial operating metrics, for 2009.

        Under the terms of the new letter agreement with Parent, the Herring CIC Agreement will remain in full force and effect until the later of (i) the end of Parent's fiscal year 2010 or (ii) the first anniversary of the Closing Date (the "Transition Period"). Upon Mr. Herring's termination of employment following the successful completion of his transitional assignment or upon certain terminations of employment during the Transition Period (as specified in the Herring CIC Agreement), Mr. Herring will be eligible for the severance benefits set forth in the Herring CIC Agreement, in accordance with the terms and conditions of such agreement. The Herring CIC Agreement provides certain severance benefits to Mr. Herring in the event of his termination of employment under certain circumstances in connection with the Offer, as more fully described below under "Change of Control Agreements."

        The new letter agreement for Mr. Herring, which will become effective upon the Closing Date, provides for employment during the Transition Period as Vice President, Finance Integration of Parent. During the Transition Period, Parent will pay Mr. Herring a base salary of $300,000 and he will be eligible to participate in Parent's 2010 Annual Incentive Plan, pursuant to which Mr. Herring will have an annual target bonus opportunity of 50% of his base salary.

        Under the terms of the new letter agreement, Mr. Herring will be entitled to receive a lump-sum transition bonus of $600,000 upon Mr. Herring's successful completion of his transition duties and timely execution and non-revocation of a release of claims. If Parent terminates Mr. Herring's employment for any reason other than for Cause (as such term is defined in the Herring CIC Agreement), he will be treated as successfully completing his transition duties and will be entitled to the full transition bonus subject to his timely execution and non-revocation of the release of claims.

        The foregoing summary of Mr. Herring's letter agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the letter agreement attached as Exhibit (e)(25) hereto and incorporated herein by reference.

        Employment Agreements with Brett M. Error.    The Company previously entered into an employment agreement with Brett M. Error, Chief Technology Officer and Executive Vice President of Omniture, on October 17, 1998 (the "Prior Error Agreement") and an amended and restated change of control agreement on May 13, 2009 (the "Error CIC Agreement"). The Prior Error Agreement will be superseded by the new letter agreement for Mr. Error, as described below, upon the Closing Date. For fiscal 2009, the Compensation Committee of the Board of Directors set Mr. Error's base salary at $300,000 and approved a target incentive bonus of $150,000 to be earned based on the achievement by the Company of certain annual and quarterly sales bookings, non-GAAP revenue, non-GAAP profitability targets and the achievement by Mr. Error of certain subjective, non-financial objectives, including objectives related to infrastructure efficiency and product development milestones, for 2009.

        Under the terms of the new letter agreement with Parent, the Error CIC Agreement will remain in full force and effect until the second anniversary of the Closing Date. The Error CIC Agreement provides certain benefits to Mr. Error in the event of his termination of employment under certain circumstances in connection with the Offer, as more fully described below under "Change of Control Agreements."

        The new letter agreement for Mr. Error, which will become effective upon the Closing Date, provides for employment following the Closing Date as Vice President, Products and Technology Solutions of Parent. Parent will pay Mr. Error an annual base salary of $300,000 and he will be eligible to participate in Parent's Annual Incentive Plan, pursuant to which Mr. Error will have an annual target bonus opportunity of 50% of his base salary.

        Under the terms of the new letter agreement, Parent will grant Mr. Error a stock option to purchase 75,000 shares of Parent common stock, which will vest as to 25% of the shares subject thereto on the first anniversary of the vesting measurement date and 1/48th of the shares subject thereto will vest monthly thereafter, subject to Mr. Error's continued service to Parent through each vesting date. In addition, Parent will grant Mr. Error an award of 22,500 restricted stock units, which will vest in four equal annual installments from the vesting measurement date, subject to Mr. Error's continued service to Parent through each vesting date. Both of these equity awards (and any additional equity awards otherwise granted by Parent following the Closing Date) will not be subject to any accelerated vesting provisions of the Error CIC Agreement.

        Further, Parent will grant Mr. Error a retention award of 40,000 restricted stock units, which will vest in two equal annual installments from the vesting measurement date, subject to Mr. Error's continued service to Parent through each vesting date; provided that if Mr. Error's employment is terminated such that he would be entitled to vesting acceleration under the Error CIC Agreement with respect to his equity awards assumed by Parent in connection with the transactions contemplated by the Merger Agreement, then, such retention restricted stock units will immediately vest with respect to that number of restricted stock units equal to (A) the product of (i) 40,000 and (ii) a fraction, the numerator of which is the aggregate number of whole months between the vesting measurement date and the date of such termination of employment, and the denominator of which is 24, less (B) the number of restricted stock units subject to this retention award that have vested as of the date of such termination.

        Finally, the new letter agreement provides that Mr. Error will be eligible to participate in certain Parent benefit plans, including (but not limited to) Parent's Executive Health Program and Deferred Compensation Plan.

        The foregoing summary of Mr. Error's letter agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the letter agreement attached as Exhibit (e)(22) hereto and incorporated herein by reference.

        Employment Agreements with Christopher C. Harrington.    The Company previously entered into an offer letter with Christopher C. Harrington, President, Worldwide Sales and Client Services of Omniture, on November 27, 2002 (the "Prior Harrington Agreement"), and an amended and restated change of control agreement on May 13, 2009 (the "Harrington CIC Agreement"). The Prior Harrington Agreement will be superseded by the new letter agreement for Mr. Harrington, as described below, upon the Closing Date. For fiscal 2009, the Compensation Committee of the Board of Directors set Mr. Harrington's base salary at $270,000 and approved a target incentive bonus of $150,000 to be earned based on the achievement by the Company of certain annual and quarterly sales bookings, non-GAAP revenue and certain financial and non-financial metrics, for 2009. Mr. Harrington is also entitled to sales commissions based on the achievement of certain Company-wide sales bookings and non-GAAP revenue objectives for 2009. There is no maximum amounts payable to Mr. Harrington with respect to the sales commission amounts.

        Under the terms of the new letter agreement with Parent, the Harrington CIC Agreement will remain in full force and effect until the second anniversary of the Closing Date. The Harrington CIC Agreement provides certain benefits to Mr. Harrington in the event of his termination of employment under certain circumstances in connection with the Offer, as more fully described below under "Change of Control Agreements."

        The new letter agreement for Mr. Harrington, which will become effective upon the Closing Date, provides for employment following the Closing Date as Vice President, Sales of Parent. Parent will pay Mr. Harrington an annual base salary of $315,000 and he will be eligible to participate in Parent's Sales Compensation Plan, pursuant to which Mr. Harrington can earn up to $355,000 in sales compensation.

        Under the terms of the new letter agreement, Parent will grant Mr. Harrington a stock option to purchase 30,000 shares of Parent common stock, which will vest as to 25% of the shares subject thereto on the first anniversary of the vesting measurement date and 1/48th of the shares subject thereto will vest monthly thereafter, subject to Mr. Harrington's continued service to Parent through each vesting date. In addition, Parent will grant Mr. Harrington an award of 10,000 restricted stock units, which will vest in four equal annual installments from the vesting measurement date, subject to Mr. Harrington's continued service to Parent through each vesting date. Both of these equity awards (and any additional equity awards otherwise granted by Parent following the Closing Date) will not be subject to any accelerated vesting provisions of the Harrington CIC Agreement.

        Further, Parent will grant Mr. Harrington a retention award of 40,000 restricted stock units, which will vest in two equal annual installments from the vesting measurement date, subject to Mr. Harrington's continued service to Parent through each vesting date; provided that if Mr. Harrington's employment is terminated such that he would be entitled to vesting acceleration under the Harrington CIC Agreement with respect to his equity awards assumed by Parent in connection with the transactions contemplated by the Merger Agreement, then, such retention restricted stock units will immediately vest with respect to that number of restricted stock units equal to (A) the product of (i) 40,000 and (ii) a fraction, the numerator of which is the aggregate number of whole months between the vesting measurement date and the date of such termination of employment, and the denominator of which is 24, less (B) the number of restricted stock units subject to this retention award that have vested as of the date of such termination.

        Finally, the new letter agreement provides that Mr. Harrington will be eligible to participate in certain Parent benefit plans, including (but not limited to) Parent's Executive Health Program and Deferred Compensation Plan.

        The foregoing summary of Mr. Harrington's letter agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the letter agreement attached as Exhibit (e)(23) hereto and incorporated herein by reference.

        Employment Agreements with John F. Mellor.    The Company previously entered into an offer letter with John F. Mellor, Vice President, Business Development and Corporate Strategy of Omniture, on October 11, 2003 (the "Prior Mellor Agreement"), and an amended and restated change of control agreement on May 13, 2009 (the "Mellor CIC Agreement"). The Prior Mellor Agreement will be superseded by the new letter agreement for Mr. Mellor, as described below, upon the Closing Date. For fiscal 2009, the Compensation Committee of the Board of Directors set Mr. Mellor's base salary at $270,000 and approved a target incentive bonus of $100,000 to be earned based on the achievement by the Company of certain annual and quarterly sales bookings, non-GAAP revenue, non-GAAP profitability targets and the achievement by Mr. Mellor of certain subjective, non-financial objectives, including objectives related to corporate strategy and product development milestones, for 2009. Mr. Mellor is also entitled to sales commissions from the sales of certain products for 2009. There is no maximum amounts payable to Mr. Mellor with respect to the sales commission amounts.

        Under the terms of the new letter agreement with Parent, the Mellor CIC Agreement will remain in full force and effect until the second anniversary of the Closing Date. The Mellor CIC Agreement provides certain benefits to Mr. Mellor in the event of his termination of employment under certain circumstances in connection with the Offer, as more fully described below under "Change of Control Agreements."

        The new letter agreement for Mr. Mellor, which will become effective upon the Closing Date, provides for employment following the Closing Date as Vice President, Business Development of Parent. Parent will pay Mr. Mellor an annual base salary of $280,000 and he will be eligible to participate in Parent's Annual Incentive Plan, pursuant to which Mr. Mellor will have an annual target bonus opportunity of 50% of his base salary.

        Under the terms of the new letter agreement, Parent will grant Mr. Mellor a stock option to purchase 30,000 shares of Parent common stock, which will vest as to 25% of the shares subject thereto on the first anniversary of the vesting measurement date and 1/48th of the shares subject thereto will vest monthly thereafter, subject to Mr. Mellor's continued service to Parent through each vesting date. In addition, Parent will grant Mr. Mellor an award of 10,000 restricted stock units, which will vest in four equal annual installments from the vesting measurement date, subject to Mr. Mellor's continued service to Parent through each vesting date. Both of these equity awards (and any additional equity awards otherwise granted by Parent following the Closing Date) will not be subject to any accelerated vesting provisions of the Mellor CIC Agreement.

        Further, Parent will grant Mr. Mellor a retention award of 40,000 restricted stock units, which will vest in two equal annual installments from the vesting measurement date, subject to Mr. Mellor's continued service to Parent through each vesting date; provided that if Mr. Mellor's employment is terminated such that he would be entitled to vesting acceleration under the Mellor CIC Agreement with respect to his equity awards assumed by Parent in connection with the transactions contemplated by the Merger Agreement, then, such retention restricted stock units will immediately vest with respect to that number of restricted stock units equal to (A) the product of (i) 40,000 and (ii) a fraction, the numerator of which is the aggregate number of whole months between the vesting measurement date and the date of such termination of employment, and the denominator of which is 24, less (B) the number of restricted stock units subject to this retention award that have vested as of the date of such termination.

        Finally, the new letter agreement provides that Mr. Mellor will be eligible to participate in certain Parent benefit plans, including (but not limited to) Parent's Executive Health Program and Deferred Compensation Plan.

        The foregoing summary of Mr. Mellor's letter agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the letter agreement attached as Exhibit (e)(24) hereto and incorporated herein by reference.

  Change of Control Agreements

        The Company entered into an amended and restated change of control agreement with each of Messrs. Herring, Error, Harrington and Mellor on May 13, 2009, and the Company entered into a change of control agreement with Mr. James on June 7, 2006, which was amended in December 2008 and further amended in September 2009 (together, the "Change of Control Agreements"). Each of the Change of Control Agreements provide certain benefits to the executive officers in the event of their termination of employment in connection with a "change of control." In addition, Mr. James' Change of Control Agreement provides for certain vesting acceleration of his equity awards upon a "change of control". The consummation of the Offer will constitute a "change of control" under each of the Change of Control Agreements as the Purchaser will have acquired 50% or more of the total voting power of the Company.

        Specifically, if during the Change of Control Protection Period, the executive officer's employment (1) is constructively terminated, (2) terminates due to his death or disability, or (3) is terminated involuntarily other than for cause (each, a "Triggering Event"), then the executive officer will be entitled to the following benefits:

  •
  a lump-sum payment equal to 100% of his annual base salary, plus an amount equal to his average annual bonus for the two fiscal years prior to the fiscal year in which the change of control or his termination of employment occurs, whichever is greater (for Mr. James, 200% of the annual salary and 200% of the greater of Mr. James' target bonus for the fiscal year of the change of control or his termination of employment);

  •
  acceleration of the vesting of 100% of his equity compensation awards assumed by Parent in connection with the transactions contemplated by the Merger Agreement; and

  •
  Company-paid continuation of health, dental, vision and life insurance at the same ratio of premium contribution as was in effect immediately prior to the change of control for a period of up to 12 months (24 months for Mr. James) from the date of termination, including coverage for his eligible dependents.

        For this purpose, in the absence of the new employment agreements or letter agreements entered into by and between Parent and each of Messrs. James, Herring, Error, Harrington and Mellor, the Change of Control Protection Period would begin 3 months prior to the expiration of the Offer and would end 12 months following the expiration of the Offer. In accordance with the terms of the new employment agreements or letter agreements described in the preceding sentence, effective as of the Closing Date, the Change of Control Protection Period will end: (i) in the case of Messrs. Error, Harrington and Mellor, on the second anniversary of the Closing Date; (ii) in the case of Mr. James, on the first anniversary of the Closing Date; and, in the case of Mr. Herring, on the later of (i) the end of Parent's fiscal year 2010 or (ii) the first anniversary of the Closing Date.

        All severance benefits payable under the Change of Control Agreements are conditioned upon the executive signing and not revoking a release of claims no later than 60 days following the employment termination date and complying with non-competition and non-solicitation provisions contained in the agreements.

        In addition, the James CIC Agreement and Herring CIC Agreement provide that, in the event that the executive officer's change of control benefits exceed 3.6 times their "base amount," as defined in Code Section 280G, and are subject to excise taxes under Code Section 280G, they are entitled to additional payments to compensate for these excise taxes and any federal and state income and employment taxes and additional excise taxes resulting from the payment of these excise taxes (the "Gross-Up Payment"). However, the Herring CIC Agreement provides that for purposes of being entitled to the Gross-Up Payment, the equity compensation awards granted to Mr. Herring on or after March 25, 2008, are not included in the calculation to determine if his change of control benefits exceed 3.6 times his "base amount," as defined in Code Section 280G.

        Finally, as amended in September 2009, effective upon the Acceptance Date, the James CIC Agreement provides that 75% of Mr. James' outstanding, unvested Company stock options and Company RSUs will vest as of the expiration of the Offer. The remaining 25% of Mr. James' outstanding Company stock options and Company RSUs (the "Unvested Awards") will vest on the 12-month anniversary of the Acceptance Date if the Closing Date does not occur prior to such date, subject to Mr. James' continued service through such date. If, prior to the 12-month anniversary of the Acceptance Date, the Company terminates Mr. James' employment with the Company for other than Cause or Mr. James resigns for Good Reason (as each such terms are defined in the James CIC Agreement), the Unvested Awards will immediately vest. If the Closing Date does occur, the Unvested Awards will vest in accordance with the terms and conditions of the new employment agreement by and between Parent and Mr. James, as described above.

        These agreements are intended to enhance, but not be additive to, any pre-existing written agreements between Omniture and these executive officers. To the extent that any of the benefits in these agreements conflict with benefits contained in pre-existing written agreements between the Company and these executive officers, the executive officers will be entitled to the superior benefits, without duplication.

  Non-Competition and Non-Solicitation Agreements

        Parent and each of Messrs. James, Error, Harrington and Mellor entered into a Non-Competition and Non-Solicitation Agreement on September 15, 2009 (the "Noncompetition Agreement"), which will become effective upon the Effective Time of the Merger. The Noncompetition Agreement for Messrs. Error, Harrington and Mellor provides for a noncompetition period commencing on the effective date of the Noncompetition Agreement and ending on the later of the (i) the date that is eighteen months after such effective date and (ii) the first anniversary of the executive officer's termination of employment with Parent, and for Mr. James, the noncompetition period commences on the effective date of the Noncompetition Agreement and ends on the second anniversary of his termination of employment with Parent (each, a "Noncompetition Period"); provided, however, that in the event of any breach on the part of the executive officer of any provision of the Noncompetition Agreement, the Noncompetition Period shall be automatically extended by a number of days equal to the total number of days in the period from the date on which such breach shall have first occurred through the date as of which such breach shall have been fully cured by the executive officer. During the Noncompetition Period, the executive officer shall not, and shall ensure their affiliates do not: (a) engage directly or indirectly in competition in any part of the restricted territory; (b) directly or indirectly be or become an officer, director, stockholder, owner, co-owner, affiliate, partner, promoter, employee, agent, representative, designer, consultant, advisor or manager of, for or to, or otherwise be or become associated with or acquire or hold any direct or indirect interest in, any specified competitor or other person that engages directly or indirectly in competition in any part of the restricted territory, provided that certain passive investments may be held under the terms of the Noncompetition Agreement and/or (c) (i) hire or retain any specified individual as an employee, consultant or independent contractor (except hiring or retaining by Parent or any affiliate of Parent), provided, however, the obligations under this (c)(i) shall terminate on the fifth anniversary of the effective date of the Noncompetition Agreement, (ii) encourage, induce, attempt to induce, solicit or attempt to solicit any specified individual to leave his or her employment, consulting or independent contractor relationship with Parent or any of Parent's affiliates, (iii) interfere or attempt to interfere with the relationship of Parent or any of Parent's affiliates with any specified business contact, or (iv) intentionally libel, slander or disparage Parent, the Company or any affiliate of Parent or the Company in any manner that could reasonably be expected to be harmful to Parent, the Company or any such affiliate or to its business, business reputation or personal reputation. In addition to the foregoing, Mr. Herring remains bound by the noncompetition and nonsolicitation provisions of the

Herring CIC Agreement, which will remain in effect until the first anniversary of Mr. Herring's termination of employment with Parent.

        Potential Payments upon Involuntary Termination In Connection with a Change of Control.

        The following table sets forth the approximate payments and/or benefits that would be owed to each of the Company's named executive officers upon the expiration of the Offer, or upon a Triggering Event in connection with the Offer, assuming that the Offer is completed and the Triggering Event took place on September 15, 2009, at the Offer Price of $21.50 per share of Common Stock.

Name	Benefit Type	Payment Upon the Expiration of the Offer	Payment in the Case of a Triggering Event in Connection with the Offer
Joshua G. James	Severance(1)		$1,680,000
	Value of Continued Employee Benefits(2)		20,536
	Value of Equity Award Acceleration(3)	$6,594,216	8,792,287
	Excise Tax Gross-Up Payment(4)	905,943	1,678,328

	Total Value:	$7,500,159	$12,171,151

Michael S. Herring	Severance(1)		$424,077
	Value of Continued Employee Benefits(2)		10,268
	Value of Equity Award Acceleration(3)		2,907,342

	Total Value:		$3,341,687

Brett M. Error	Severance(1)		$442,671
	Value of Continued Employee Benefits(2)		7,799
	Value of Equity Award Acceleration(3)		1,511,526

	Total Value:		$1,961,996

Christopher C. Harrington	Severance(1)		$397,628
	Value of Continued Employee Benefits(2)		10,859
	Value of Equity Award Acceleration(3)		3,079,372

	Total Value:		$3,505,859

John F. Mellor	Severance(1)		$358,743
	Value of Continued Employee Benefits(2)		3,348
	Value of Equity Award Acceleration(3)		1,471,564

	Total Value:		$1,833,655

(1)
Represents cash payments to which the applicable executive officer is entitled pursuant to his Change of Control Agreement upon a Triggering Event in connection with the Offer as outlined and described above.

(2)
Includes the portion of the Company's standard employee medical, dental and life insurance that would be paid on behalf of the applicable executive officer pursuant to his Change of Control Agreement upon a Triggering Event in connection with the Offer as outlined and described above.

(3)
Represents the value of equity awards that would accelerate pursuant to the executive officer's respective employment agreement or Change of Control Agreement upon a Triggering Event in connection with the Offer or, in the case of Mr. James, upon the expiration of the Offer. The value of the acceleration of such awards was calculated based on the Offer Price multiplied by the number of unvested equity awards that would be accelerated under the terms of the executive officer's respective employment agreement or Change of Control Agreement, net of the exercise price, if any.

(4)
Represents additional payments to which Mr. James would be entitled pursuant to his applicable Change of Control Agreement to compensate for excise taxes that would be due pursuant to Code Section 280G as a result of Mr. James' change of control benefits exceeding 3.6 times his "base amount," as defined in Code

  Section 280G upon the expiration of the Offer or upon a Triggering Event in connection with the Offer as outlined and described above.

        Indemnification and Insurance.    Section 145 of the DGCL permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company's Certificate of Incorporation provides for the indemnification of the Company's directors to the fullest extent permissible under Delaware law. Consequently, no director will be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duties as a director, except liability for:

  •
  any breach of the director's duty of loyalty the Company or its stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  •
  any transaction from which the director derived an improper personal benefit.

        In addition, the Company's Certificate of Incorporation provides that the Company is required to indemnify its directors and the Company's Bylaws provide that the Company is required to indemnify its directors and officers, in each case to the fullest extent permitted by Delaware law. The Company's Bylaws also provide that the Company shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit the Company to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether the Company would otherwise be permitted to indemnify him or her under the provisions of Delaware law.

        The Company has entered into agreements to indemnify its directors, officers and other employees as determined by the Board of Directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. This description of the indemnification agreements entered into between the Company and its directors, officers and employees is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(13) hereto, which is incorporated herein by reference. The Company also maintains directors' and officers' liability insurance that insures the Company's directors and officers against certain losses and insures the Company with respect to its obligations to indemnify its directors and officers.

        For a period of six years after the Acceptance Date, Parent has agreed to, and has agreed to cause the surviving corporation in the Merger (the "Surviving Corporation") to maintain any rights to indemnification or exculpation now existing in favor of, and all limitations on the personal liability of each present and former director, officer, employee, fiduciary or agent of Company and its Subsidiaries (the "Indemnified Parties") provided for in the respective organizational documents or in any indemnification agreements in effect as of the date of the Merger Agreement. Parent has agreed not to, and has agreed to not permit the Surviving Corporation to, amend, repeal or otherwise modify the provisions for indemnification in the organizational documents of the Surviving Corporation in any manner that would affect the rights thereunder of the Indemnified Parties unless such modification is required by law.

        For a period of six years after the Effective Time, Parent has also agreed to, or cause the Surviving Corporation to, maintain, or substitute for policies of at least the same coverage containing terms and conditions that are no less favorable, directors' and officers' liability insurance policies currently maintained by the Company as of the date of the Merger Agreement with respect to matters occurring at or prior to the Effective Time. However, the Surviving Corporation will not be required to spend more than an amount equal to 250% of the current annual premiums paid by the Company for such insurance, which is currently $460,420.

        Parent and the Surviving Corporation may satisfy their obligations to provide the foregoing insurance policies by obtaining, at or prior to the Effective Time, a prepaid or "tail" directors' and officers' liability insurance policy, the material terms of which, including coverage, terms of coverage, credit worthiness of the issuer, are in effect and are no less favorable to such directors and officers than the insurance policies otherwise required to be obtained above. However, the Surviving Corporation will not be required to spend more than an amount equal to 250% of the current annual premiums paid by the Company for coverage for the period of twelve (12) months prior to the date of the Merger Agreement.

        Representation on the Company's Board of Directors.    The Merger Agreement provides that, effective upon the acceptance for payment of the Shares representing a majority of the then outstanding Shares pursuant to the Offer, Purchaser will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board as will give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of Shares then outstanding, and the Company will take all actions necessary to, upon Purchaser's request, cause Purchaser's designees to be elected or appointed as directors of the Company, including, if necessary, increasing the size of the Board or seeking the resignations of incumbent directors. Notwithstanding the foregoing, until the Effective Time, the Board will always have at least two directors who are not officers, directors, employees, or designees of Parent or Purchaser or any of their affiliates.

        (b)   Arrangements with Parent or Purchaser.

        Merger Agreement.    The summary of the Merger Agreement contained in Section 13 of the Offer to Purchase filed as Exhibit (a)(1) A) to the Schedule TO and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and incorporated herein by reference to provide information regarding its terms.

        Confidentiality Agreement.    Parent and the Company entered into a confidentiality agreement, dated as of August 2, 2009 (the "Confidentiality Agreement"), in connection with the consideration of a possible negotiated transaction involving Omniture. Under the Confidentiality Agreement, the parties agreed, subject to certain customary exceptions, to keep all non-public information furnished by the disclosing party to the receiving party or its representatives, to abide by certain standstill restrictions involving the other party's securities until at least August 2, 2010, and not to solicit the other party's employees until August 2, 2010. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

        Employment Agreements.    Reference is made to the summary of the Employment Agreement, dated as of September 15, 2009, between Joshua G. James and Parent, and the Offer Letters, dated September 14, 2009, between each of Michael S. Herring, Brett M. Error, Christopher C. Harrington, and John F. Mellor and Parent, respectively, contained in Item 3(a) of this Schedule 14D-9. Such summary is qualified in its entirety by reference to the Employment Agreements, which are filed as Exhibits (e)(14) through (e)(27) hereto and incorporated herein by reference.

        Tender and Support Agreement.    In connection with the execution of the Merger Agreement, each of Joshua G. James, Gregory S. Butterfield, Dana L. Evan, D. Fraser Bullock, Mark P. Gorenberg, John R. Pestana, Cocolalla, LLC, Jennifer Bullock, Hummer Winblad Venture Partners V, L.P., Scale Venture Partners II, L.P. and Erutinmo, LLC entered into a tender and support agreement with Adobe and Purchaser (the "Support Agreement"), which provide, among other things, that these stockholders will irrevocably tender certain of their Shares in the Offer. The Shares subject to the Support Agreement represent approximately 9.6% of the outstanding Shares as of September 15, 2009. This summary of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which has been filed as Exhibit (e)(3) hereto and incorporated herein by reference.

        Exclusivity Agreement.    Parent and the Company entered into an exclusivity agreement, dated as of September 9, 2009 (the "Exclusivity Agreement"), in connection with the consideration of a possible negotiated transaction involving Parent and the Company. Under the Exclusivity Agreement, the Company agreed not to solicit, negotiate or accept alternative proposals for the acquisition or certain other strategic transactions involving the Company before September 18, 2009. This summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(4) hereto and incorporated herein by reference.

Item 4.    The Solicitation or Recommendation

        (a)   Solicitation/Recommendation.

        After careful consideration, including a thorough review of the Offer with Omniture's legal and financial advisors, at a meeting held on September 14, 2009, the Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger are advisable and in the best interests of and fair to Omniture and its stockholders, (ii) approved and authorized the Merger Agreement, the Offer and the Merger and declared advisable the Merger Agreement, each in accordance with the Delaware General Corporation Law and (iii) recommended that holders of Shares accept the Offer, tender their Shares into the Offer and if necessary, adopt the Merger Agreement.

        Accordingly, and for the other reasons described in more detail below, the Board of Directors unanimously recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

        A letter to stockholders communicating the Board of Directors' recommendation and the press release issued by the Company announcing the execution of the Merger Agreement are filed as Exhibits (a)(4) and (a)(5) hereto, respectively, and are incorporated herein by reference.

        (b)   Background.

        Omniture's Board of Directors and management regularly review the Company's business plan and strategic opportunities and associated risks, including the Company's operating plan and the possibility of strategic alternatives, including pursuing strategic relationships and acquisitions.

        In particular, in January 2009, Omniture entered into a strategic partnership with WPP, a global leader in communications services, to work together to integrate WPP's technologies and products into the Omniture Genesis platform. Omniture Genesis is a marketing platform that integrates complementary third-party applications and technologies with Omniture's products. In early 2009, following the announcement of the WPP strategic partnership, Joshua G. James, Omniture's Co-Founder, President and Chief Executive Officer, kept the Omniture Board of Directors informed of other partnership opportunities. The Board encouraged management to continue to explore various strategic partnership opportunities similar to the WPP relationship.

        Although Omniture and Adobe are in different markets, their products are complementary, and they share many common customers. Thus they regularly discussed ways their products could be more tightly integrated to provide greater value to those customers. During 2007 and 2008, Omniture and Adobe held discussions regarding a strategic relationship which culminated in the announcement on March 5, 2008, of Adobe becoming a member of Omniture Genesis.

        From January through June 2009, members of management of Adobe and Omniture held discussions regarding their respective businesses and additional ways in which the companies might collaborate further in the future. From time to time, members of Adobe's management, including Shantanu Narayen, Adobe's President and Chief Executive Officer, Paul Weiskopf, Adobe's Senior Vice President of Corporate Development, Kevin Lynch, Adobe's Chief Technology Officer and Ed Rowe, Adobe's Senior Director of Engineering, as well as on one occasion, Adobe board members, John Warnock and Chuck Geschke, held various telephone calls and meetings with members of Omniture's management, including, Mr. James, Brett M. Error, Omniture's Chief Technology Officer and Executive Vice President, Products, and John F. Mellor, Omniture's Executive Vice President, Business Development and Corporate Strategy. At these meetings, Omniture and Adobe shared information about their respective businesses and technologies, and Adobe, on several occasions, expressed an interest in acquiring Omniture. Throughout this period, Omniture indicated to Adobe that Omniture wished to pursue strategic commercial partnership arrangements with Adobe.

        In addition to the discussions with Adobe, from time to time, Omniture has had discussions with other companies with complementary businesses to discuss ways in which these companies and Omniture might enter into commercial relationships. Several parties, including one party referred to as Party A, indicated they would be interested in being contacted should Omniture contemplate or become involved in discussions for a sale transaction. During July 2009, Mr. James had numerous discussions with members of Omniture's Board of Directors and kept them apprised of discussions with various companies, including Adobe.

        On July 15, 2009, Messrs. Weiskopf, Rowe and Lynch met in San Francisco with Messrs. Mellor and Error to discuss matters related to the strategic initiatives of both companies and their respective products and to explore ways the companies could increase the value delivered to customers.

        On July 20, 2009, Mr. Narayen contacted Mr. James and indicated Adobe's interest in pursuing an acquisition transaction and indicated Adobe's desire to be in a position to announce such a transaction in connection with its planned earnings call on September 15, 2009. Following this discussion, Adobe sent Omniture a data request list and proposed a timeline for further discussions.

        On July 29, 2009, Omniture sent a proposed mutual nondisclosure agreement to Adobe to facilitate more in-depth business discussions. From that time until August 2, 2009, the parties negotiated the terms of the nondisclosure agreement. The parties executed the nondisclosure agreement on August 2, 2009.

        On August 4, 2009, representatives of Omniture's management team, Messrs. James, Mellor and Error and Michael S. Herring, Omniture's Chief Financial Officer and Executive Vice President, met with representatives of Adobe's management team, Messrs. Narayen, Lynch and Weiskopf, and Mark Garrett, Adobe's Executive Vice President and Chief Financial Officer, to continue discussions about their respective businesses. Omniture also made available to Adobe limited due diligence information about its business.

        On August 11, 2009, Mr. Narayen indicated to Mr. James that Adobe was contemplating making a proposal for an acquisition of Omniture for $20 per share.

        Following communications between Mr. James and senior management of Party A, on August 15, 2009, Omniture entered into a confidentiality agreement with Party A, for purposes of facilitating more detailed discussions between the parties. On August 17, 2009, Mr. James met with senior management of Party A to present Omniture's business and strategy. Following that meeting, Party A orally indicated that it was interested in acquiring Omniture for a mixture of cash and Party A stock. Party A indicated a price range based on market premia, the implied high end of which was below $21.50 per Omniture share. Party A also indicated it was interested in moving quickly to pursue an early September announcement.

        On August 17, 2009, Adobe indicated to Omniture, as required under its nondisclosure agreement, that it intended to submit a confidential non-binding preliminary indication of interest to Omniture. On August 19, 2009, Adobe delivered a letter to Omniture in which it made a non-binding indication of interest to purchase Omniture for $20.00 per share in cash. The letter further indicated that Adobe desired that the parties execute and deliver a definitive agreement by September 15, 2009.

        During August 2009, Mr. James continued to keep the members of Omniture's Board of Directors updated with respect to Omniture's discussions. On August 20, 2009, Omniture's Board of Directors met, with representatives of management, Wilson Sonsini Goodrich & Rosati, Professional Corporation ("Wilson Sonsini"), Omniture's outside counsel, and Morgan Stanley present. At the meeting, the Board approved the formal engagement of Morgan Stanley & Co. Incorporated ("Morgan Stanley") pursuant to an engagement letter which was executed on August 25, 2009, with the expectation that Morgan Stanley would assist Omniture in updating its analysis of its prospects as an independent company, and would assist Omniture's management team and the Board in evaluating Omniture's stand-alone plan against Adobe's proposal or any additional proposals received by Omniture. At this meeting, the Board was provided with an update on the recent strategic discussions with Adobe and Party A, as well as prior discussions with several other parties regarding strategic opportunities. Representatives of Wilson Sonsini reviewed with the Board its fiduciary duties generally and in the context of indications of interest regarding a potential transaction. Representatives of Morgan Stanley then discussed with the Board the proposal made by Adobe, the possible process going forward in light of the indications of interest received, a review of Omniture's financial performance on a stand-alone basis and relative to other companies, as well as a review of potential acquisitions Omniture could make on a stand-alone basis. Morgan Stanley discussed with the Board other potential strategic partners and acquirers for Omniture. After discussion in executive session, the Board authorized management to continue discussions with Adobe and Party A, as well as to continue to determine if there was interest from other parties that the Board and its advisors determined to be likely to have a potential capability for and interest in purchasing the Company at an attractive valuation.

        During the last two weeks of August 2009, Omniture and Morgan Stanley engaged in conversations with several other parties, including companies we refer to as Party B and Party C, with whom Omniture had prior interactions, to gauge interest in a business combination or other significant commercial arrangement. Also in late August 2009, Omniture prepared an electronic data room of due diligence materials and provided access to interested parties.

        On August 25, 2009, a representative of Morgan Stanley met with Mr. Weiskopf to discuss Adobe's proposal and provided feedback on Adobe's offer, including analysis supporting a higher offer price than the existing $20.00 proposal.

        On August 25 and 26, 2009, Omniture management held due diligence meetings with Party A in which Omniture provided additional detail regarding its business and operations to Party A. In addition, Morgan Stanley held discussions with Party A regarding the price proposed by Party A and the presence of additional potentially interested parties.

        Following these meetings with Party A, on August 27, 2009, Party A indicated that it did not wish at that time to pursue further discussions with Omniture.

        On August 27, 2009, Omniture management held additional due diligence sessions with members of Adobe's management.

        On August 28, 2009, Omniture held a preliminary due diligence session with Party B. These discussions were followed by further due diligence discussions between Omniture management and Party B personnel on August 31, 2009. Following these discussions, Party B indicated to Morgan Stanley that it was interested in considering a potential transaction and that following internal discussions with respect to a potential transaction it would be prepared to provide feedback with respect to its level of interest by September 8, 2009.

        On September 3, 2009, Omniture held a preliminary due diligence session with representatives of Party C. Following this discussion, Party C indicated to Morgan Stanley that it required additional information to determine its level of interest in a potential transaction with Omniture, which Omniture management provided.

        On September 4, 2009, Adobe's outside legal counsel, Latham & Watkins LLP ("Latham & Watkins"), delivered a draft proposed merger agreement to Wilson Sonsini.

        On September 8, 2009, prior to Omniture's Board of Directors meeting, Party B orally indicated it might be interested in pursuing an acquisition of Omniture, and indicated a potential price range, based on market premia, the implied high end of which was below $21.50 per share.

        Also on September 8, 2009, Adobe provided Omniture a revised non-binding indication of interest at a price of $21.00 per share. Adobe indicated that it remained committed to its proposed timing of announcement of a transaction on September 15, 2009, and it was seeking, as a basis for moving forward, an agreement from Omniture to negotiate exclusively with Adobe to reach that goal.

        Following communications from Party B and the revised proposal from Adobe, Omniture's Board of Directors held a meeting on September 8, 2009, which was attended by representatives of management, Wilson Sonsini and Morgan Stanley. In advance of the Board meeting, the directors were provided with a presentation prepared by Omniture's management regarding Omniture's stand-alone prospects and financial outlook, as well as materials prepared by Morgan Stanley regarding the proposals received and certain financial and valuation analyses related to the proposals. At the meeting, Omniture management and Morgan Stanley provided the Board with a status update on the discussions with Adobe, Party A, Party B, and Party C, as well as several other parties with which Omniture and Morgan Stanley had had discussions. The Board discussed its fiduciary obligations with Wilson Sonsini and reviewed with management an update with respect to the Company's business and strategy. The Board deliberated with respect to the options available to the Company, including continuing as a stand-alone public company, continuing discussions with Party B and/or Party C and others with the goal of receiving an offer in excess of that proposed by Adobe, accepting Adobe's $21.00 per share proposal, and negotiating with Adobe for an increased offer. Among other things, the Board discussed the proposed short-term exclusivity agreement sought by Adobe, Adobe's September 15th timing, as well as the terms proposed in the draft merger agreement provided by Adobe, including with respect to the Board's ability to respond to unsolicited offers after execution of a definitive merger agreement, proposed termination rights and break-up fees. After discussion, the Board concluded that management should seek an increased offer from Adobe, and authorized entry into an exclusivity agreement with Adobe. In making its determination, the Board considered the chances that Party B would increase its proposed price range, the additional diligence that Party B would likely require and the timing implications with respect thereto, and that Party C had not determined that it was interested in pursuing a potential transaction with Omniture and that other parties with which discussions had been held had not expressed an interest in pursuing a transaction with Omniture at that time. The Board also concluded that Adobe was highly unlikely to continue to pursue the transaction, at least in the near term, if it did not announce the transaction on or about September 15, 2009.

        Following the meeting, Mr. James contacted Mr. Narayen and indicated that Omniture's Board was interested in a possible acquisition by Adobe but desired a higher price.

        Following that discussion, also on September 8, 2009, Adobe submitted a revised non-binding indication of interest, with a price of $21.50 together with a proposed exclusivity agreement. Representatives of Latham & Watkins indicated in discussions with Wilson Sonsini that the exclusivity agreement was a precondition to Adobe's further pursuit of the transaction. On September 9, 2009, Morgan Stanley informed Party B and Party C that based upon the indications that it had received with respect to a potential transaction that Omniture expected to enter into an exclusivity agreement with another party. Neither Party B nor Party C expressed a change in their interest level based on that fact. In addition, on September 8, 2009, representatives of Wilson Sonsini and Latham & Watkins discussed issues raised in Adobe's proposed draft definitive merger agreement. Mr. James updated members of Omniture's Board and following these discussions, Adobe and Omniture entered into an exclusivity agreement on September 9, 2009.

        Following the execution of the exclusivity agreement with Adobe, Omniture made additional confirmatory due diligence information available to Adobe. On September 10, 2009, Wilson Sonsini delivered Omniture's comments to the merger agreement proposed by Adobe to Latham & Watkins.

        From September 10, 2009 to September 15, 2009, Adobe and Omniture and their advisors engaged in continued due diligence and negotiation of the merger agreement. On September 11, 2009, Adobe provided the form of support agreement it was seeking from Omniture directors and their affiliates, which the parties negotiated through September 14, 2009. On September 13, 2009, Adobe provided offers with respect to employment arrangements, finalization of which were a condition to Adobe's willingness to enter into the transaction, to Mr. James, Mr. Error, Christopher Harrington, Omniture's President Worldwide Sales and Client Services, Mr. Mellor, and Mr. Herring. From September 13, 2009 through September 15, 2009, the employees and their counsel negotiated the terms of the employment arrangements with Adobe.

        On September 13, 2009, Omniture's Board of Directors held a meeting with representatives of management, Wilson Sonsini and Morgan Stanley attending. At the meeting, management updated the Board on the status of the continuing discussions with Adobe and the proposed employment arrangements. Representatives of Wilson Sonsini again reviewed with the Board its fiduciary obligations in considering the proposal by Adobe, and reviewed in detail with the Board of Directors the terms of the proposed merger agreement and support agreements and the status of the continuing negotiations regarding the merger agreement. Representatives of Morgan Stanley then provided a financial analysis of the Company on a stand-alone basis and of the $21.50 per share offer price proposed by Adobe. The Board discussed the proposed transaction and the terms proposed by Adobe, both with management and in executive session.

        Following additional discussions between Adobe and Omniture, the Omniture Board met again in the evening on September 14, 2009, with representatives of management, Wilson Sonsini and Morgan Stanley attending. At the meeting, representatives of Wilson Sonsini again reviewed with the Board its fiduciary obligations, and reviewed the final terms of the merger agreement and support agreements. Representatives of management reviewed with the Board the terms of the employment arrangements being proposed by Adobe. Representatives of Morgan Stanley then reviewed materials summarizing the transaction terms, including implied transaction multiples and an updated version of the financial analysis provided at the September 13, 2009 Board meeting, and provided its oral opinion, which was subsequently confirmed in writing, as to the fairness, from a financial point of view, of the price per share to be paid to the Company's stockholders under the merger agreement. Following discussion, the Board unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, and recommended that stockholders accept the Offer and if necessary, adopt the Merger Agreement.

        The parties proceeded to finalize documentation and communications plans, and on September 15, 2009, certain stockholders of Omniture, as well as Adobe and the Purchaser, executed and delivered the support agreements, and Adobe, the Purchaser and Omniture executed and delivered the Merger Agreement. Adobe and Omniture issued a joint press release announcing the transaction on September 15, 2009.

        On September 24, 2009, the Purchaser commenced the Offer.

        (c)   Reasons for Recommendation.

        In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, the Board of Directors consulted with the Company's senior management and legal counsel and financial advisors, and considered a number of factors in recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, including the following:

  1.
  Financial Condition and Prospects of the Company.    The Board of Directors' knowledge and familiarity with the Company's business, financial condition, results of operations and the Company's financial prospects if the Company was to remain independent. The Board of Directors discussed and deliberated at length concerning the Company's recent financial performance, and current financial prospects, including the potential benefits inherent in, as well as the risks associated with, executing upon and achieving the Company's business plans. The Board considered that such plans required significant additional investments for both acquisitions and internal growth. The Board also considered the highly competitive and rapidly evolving environment in which the Company operates and is expected to operate in the future and the fact that some of the Company's competitors have greater name recognition, access to larger customer bases, broader product portfolios and substantially greater resources, and the impact of this competitive environment on the Company's ability to price its products and retain and expand its portion of the total available market.

  2.
  Available Alternatives; Results of Discussions with Third Parties.    The thorough review conducted by the Company and the Board of Directors of several alternative strategies for the Company to continue on a stand-alone basis and the desirability and perceived risks of each such alternative. The Board evaluated each of these prospective alternatives in light of the various execution risks associated therewith and the Company's historical performance. The Board considered the strategic alternatives available to the Company, including the possibility of growing its business through significant acquisitions and internal growth while remaining an independent public company. In this respect, the Board considered the significant additional investments that would be required for such acquisitions and the potential execution risks and uncertainties associated therewith. The Board also considered the results of the process that the Board had conducted, with the assistance of the Company management and its financial and legal advisors, to evaluate strategic alternatives and the results of discussions with third parties regarding business combination and change of control transactions. The Board considered the indications of interest in an acquisition of the Company expressed by Party A and Party B as well as the potential interest of Party C. The Board also considered the possibility of entering into financial and commercial arrangements with strategic partners and the risks associated therewith, including the risks associated with being tied to a large strategic partner as well as the potential short-term dilution that would result from a substantial equity investment, if any. The Board of Directors also considered the ability of other bidders to make, and the likelihood that other bidders would make, a proposal to acquire the Company at a higher price.

  3.
  Analysis and Presentation of Management.    The analyses and presentations by senior management of the Company regarding the business, operations, sales, management and competitive position of the Company and forecasts regarding profitability under various scenarios.

  4.
  Historical Trading Prices.    The historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Offer represents a premium of approximately 26% over the closing price per share of the Shares on September 14, 2009, a premium of approximately 45% to the average closing price per share of the Shares for the 30 trading days prior to and including September 14, 2009, and a premium of approximately 57% to the average closing price per share of the Shares for the 60 trading days prior to and including September 14, 2009, the last full trading day prior to the meeting of the Board of Directors to consider and approve the Merger Agreement.

  5.
  Opinion of Omniture's Financial Advisor.    The opinion of Morgan Stanley, dated as of and delivered to the Board of Directors on September 14, 2009, to the effect that as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken set forth therein, the consideration to be received by holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of Morgan Stanley's written opinion, dated September 14, 2009, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached hereto as Annex II and is incorporated herein by reference. Morgan Stanley provided its opinion for the information and assistance of the Board of Directors in connection with its consideration of the Merger Agreement. Morgan Stanley's opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote at any stockholder's meeting held in connection with the Merger or whether to take any other action with respect to the Offer or the Merger. For a further discussion of Morgan Stanley's opinion, see "Opinion of Omniture's Financial Advisor" below.

  6.
  Terms of the Merger Agreement.    The provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties and termination fees payable by the Company, including without limitation:

  (a)
  Cash Tender Offer.    The Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company's stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares.

  (b)
  No Financing Condition.    Parent's obligations under the Offer are not subject to any financing condition, Parent's representations in the Merger Agreement that it has and will have sufficient funds available to it to consummate the Offer and the Merger, and Parent's financial strength.

  (c)
  Ability to Respond to Certain Unsolicited Acquisition Proposals.    The provisions in the Merger Agreement that provide for the ability of the Board to respond to unsolicited acquisition proposals, if the Board (A) determines in good faith, after consultation with outside legal counsel and financial advisors, that such proposal constitutes, or is reasonably likely to lead to, a Superior Proposal (as defined in Section 7.2(i) of the Merger Agreement) and (B) first obtains from such person an executed confidentiality agreement on terms with respect to confidential information that are no less favorable to the Company than those contained in the Confidentiality Agreement and (C) concurrently provides written notice to Parent of its intent to furnish information or enter into discussions or negotiations with such person concurrently with taking any such action.

    (d)
    Change of Recommendation; Fiduciary Termination Right.    In the event the Company receives a Superior Proposal, the Board of Directors has the right, prior to the purchase of Shares pursuant to the Offer, to withdraw, modify, amend or qualify its approval or recommendation to its stockholders of the Offer or declaration of advisability of the Merger Agreement, the Offer, or the Merger, and may terminate the Merger Agreement to accept a Superior Proposal, if the Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to do so would result in a breach of the Board's fiduciary obligations under applicable law. In order for the Board to withdraw its recommendation in connection with a Superior Proposal, the Company Board must first provide Parent with a right to make, and to meet with the Company to negotiate one or more, counterproposals to any Superior Proposal. In order for the Board to terminate the Merger Agreement following a change in recommendation for a Superior Proposal, it must simultaneously enter into a definitive agreement with respect to such Superior Proposal and pay Parent a termination fee of $64,000,000 in cash.

    (e)
    Conditions to Consummation of the Offer and the Merger; Likelihood of Closing.    The reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement and that Parent's obligations to purchase Shares in the Offer and to close the Merger are subject to limited conditions.

    (f)
    Certainty of Value.    That the Offer and Merger, because they are solely for cash consideration, provide certainty as to the value of the consideration to be received in the proposed transactions.

    (g)
    Merger Option.    The Board considered that Purchaser had been granted a "top-up option" to purchase from Omniture, under certain circumstances following consummation of the Offer, at a price per share equal to the Offer Price, up to a number of additional Shares sufficient to cause Purchaser to own one Share more than 90% of the Shares then outstanding plus the total number of Shares that are issuable within 10 business days after the issuance of the top-up Shares upon vesting, conversion and exercise of all derivative securities, including stock options, stock appreciation rights, restricted stock units and any other equity-based awards, and that this could permit Purchaser to consummate the Merger more quickly as a short form merger under Delaware law.

  7.
  Failure to Close; Public Announcement.    The possibility that the transactions contemplated by the Merger Agreement may not be consummated, and the effect of public announcement of the Merger Agreement, including effects on the Company's sales, operating results and stock price, and the Company's ability to attract and retain key management and sales and marketing personnel.

  8.
  Business Reputation of Parent.    The business reputation and capabilities of Parent and its management and the substantial financial resources of Parent and, by extension, Purchaser, which the Board of Directors believed supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner. The Board of Directors also considered the impact of the Offer and the Merger on the Company's employees, business partners and customers.

  9.
  Economic Climate.    The current regional, national and international economic climate.

  10.
  Termination Fee.    The termination fee of approximately $64,000,000 that could become payable pursuant to the Merger Agreement under certain circumstances, including if Omniture terminates the Merger Agreement to accept a Superior Proposal or if Parent terminates the Merger Agreement because the Omniture Board changes its recommendation with respect to the Offer or the Merger. The Board considered that these provisions in the Merger Agreement could have the effect of deterring third parties who might be interested in exploring an acquisition of the Company but was of the view that the payment of the termination fee was comparable to termination fees in transactions of a similar size, was reasonable and would not likely deter competing bids. In addition, the Board recognized that the provisions in the Merger Agreement relating to termination fees and non-solicitation of acquisition proposals were insisted upon by Parent as a condition to entering into the Merger Agreement and that the termination fee would not likely be required to be paid unless the Company entered into, or intended to enter into, a definitive agreement with respect to a Superior Proposal.

        The foregoing discussion of information and factors considered and given weight by the Board of Directors is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board of Directors. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board of Directors may have given different weights to different factors. In arriving at their respective recommendations, the directors of Omniture were aware of the interests of executive officers and directors of Omniture as described under "Past Contracts, Transactions, Negotiations and Agreements" in Item 3 hereof.

        (d)   Opinion of Omniture's Financial Advisor.

        The Company retained Morgan Stanley to provide it with financial advisory services and a financial opinion in connection with a possible merger, sale or other strategic business combination. The Company selected Morgan Stanley to act as its financial advisor based on Morgan Stanley's qualifications, expertise and reputation and its knowledge of the business and affairs of the Company. At the meeting of the Company's Board of Directors on September 14, 2009, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of September 14, 2009, and based upon and subject to the various considerations set forth in the opinion, the consideration to be received by holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

        The full text of the written opinion of Morgan Stanley, dated as of September 14, 2009, is attached hereto as Annex II. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. We encourage you to read the entire opinion carefully and in its entirety. Morgan Stanley's opinion is directed to the Company's Board of Directors and addresses only the fairness from a financial point of view of the consideration to be received by holders of Shares pursuant to the Merger Agreement as of the date of the opinion. It does not address any other aspects of the Offer or the Merger and does not constitute a recommendation as to whether or not any holder of Common Stock should accept the Offer or how the stockholders should vote at any stockholder's meeting held in connection with the Merger or whether to take any other action with respect to the Offer or the Merger. The summary of the opinion of Morgan Stanley set forth below is qualified in its entirety by reference to the full text of the opinion.

        In connection with rendering its opinion, Morgan Stanley, among other things:

  •
  reviewed certain publicly available financial statements and other business and financial information of the Company;

  •
  reviewed certain publicly available financial projections of the Company prepared by equity research analysts, as discussed with the management of the Company;

  •
  reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

  •
  reviewed certain financial projections prepared by the management of the Company;

  •
  discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

  •
  reviewed the reported prices and trading activity for the Common Stock;

  •
  compared the financial performance of the Company and the prices and trading activity of Common Stock with that of certain other comparable publicly traded companies and their securities;

  •
  reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  •
  participated in discussions and negotiations among representatives of the Company, Parent and their financial and legal advisors;

  •
  reviewed the Merger Agreement and certain related documents; and

  •
  performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

        In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to Morgan Stanley by the Company and formed a substantial basis for its opinion. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, Morgan Stanley assumed that the Offer and Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. Morgan Stanley is not a legal, tax or regulatory advisor and relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to such matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of Shares in the transactions contemplated by the Merger Agreement. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company nor was Morgan Stanley furnished with any such appraisals. Morgan Stanley's opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of September 14, 2009. Events occurring after September 14, 2009, may affect its opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

        The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated September 14, 2009. The various analyses summarized below were based on the closing price of $17.00 per share of the Common Stock as of September 14, 2009, the last full trading day prior to the meeting of the Company's Board of Directors to consider and approve, adopt and authorize the Merger Agreement. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

        Trading Range Analysis.    Morgan Stanley performed a trading range analysis with respect to the historical share prices of Common Stock. Morgan Stanley reviewed the range of closing prices of the Common Stock for various periods ending on September 14, 2009. Morgan Stanley observed the following:

Period Ending September 14, 2009	Range of Closing Prices
Last 30 Trading Days	$13.61 – $17.00
Last 12 Months	$ 7.61 – $21.77

        Morgan Stanley noted that the consideration per Share of $21.50 reflected a 26% premium to the closing price per share of the Common Stock as of September 14, 2009, a 45% premium to the average closing price per share of the Common Stock for the 30 trading days prior to and including September 14, 2009, and a 57% premium to the average closing price per share of the Common Stock for the 60 trading days prior to and including September 14, 2009.

        Equity Research Analysts' Price Targets.    Morgan Stanley reviewed and analyzed future public market trading price targets for the Common Stock prepared and published by equity research analysts. These targets reflect each analyst's estimate of the future public market trading price of the Common Stock and are not discounted to reflect present values. The range of undiscounted analyst price targets for the Common Stock was $11.00 to $25.00 and Morgan Stanley noted that the median and mean undiscounted analyst price targets were $15.00 and $15.70, respectively.

        Morgan Stanley noted that the consideration to be received by holders of Shares pursuant to the Merger Agreement was $21.50 per Share.

        The public market trading price targets published by the equity research analysts do not necessarily reflect current market trading prices for the Common Stock and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

        Comparable Company Analysis.    Morgan Stanley performed a comparable company analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley compared certain financial information of the Company with equivalent publicly available consensus estimates for companies that shared similar business characteristics such as those that provide Software as a Service ("SaaS") platforms and/or Internet technologies. These companies included the following:

  SaaS Comparables

  •
  athenahealth, Inc.

  •
  Blackboard, Inc.

  •
  Concur Technologies, Inc.

  •
  Constant Contact, Inc.

  •
  DemandTec, Inc.

  •
  NetSuite Inc.

  •
  RightNow Technologies, Inc.

  •
  salesforce.com, inc.

  •
  SuccessFactors, Inc.

  •
  Taleo Corporation

  Internet Technology Comparables

  •
  Akamai Technologies, Inc.

  •
  Art Technology Group, Inc.

  •
  comScore, Inc.

  •
  CyberSource Corporation

  •
  Digital River, Inc.

  •
  LivePerson, Inc.

        For purposes of this analysis, Morgan Stanley analyzed the following statistics of each of these companies for comparison purposes:

  •
  the ratio of aggregate value, defined as market capitalization plus total debt less cash and cash equivalents, to revenue for calendar year 2010 (in each case, based on publicly available estimates);

  •
  the ratio of aggregate value, to estimated earnings before interest, taxes, depreciation and amortization ("EBITDA") for calendar year 2010 (in each case, based on publicly available estimates);

  •
  the ratio of price to estimated free cash flow, defined as operating cash flow less capital expenditures, per share for calendar year 2010 (in each case, derived from publicly available estimates);

  •
  the ratio of price to estimated earnings per share for calendar year 2010 (in each case, based on publicly available estimates);

        Based on the analysis of the relevant metrics for each of the comparable companies, Morgan Stanley selected representative ranges of financial multiples of the comparable companies and applied these ranges of multiples to the relevant Company financial statistic. For purposes of estimated calendar year 2010 revenue, EBITDA, free cash flow and earnings per share, Morgan Stanley utilized the median of publicly available estimates available as of September 14, 2009 ("Street Case"). The Street Case corresponds to a 12% calendar year 2010 revenue growth rate relative to the median of calendar year 2009 revenue estimates, and a 15% calendar year 2010 operating margin.

        Based on the Company's outstanding shares, options, RSUs, and warrants as of September 14, 2009, Morgan Stanley calculated the estimated implied value per Share of the Company as of September 14, 2009 as follows:

Calendar Year End Financial Statistic	Comparable Company Representative Multiple Range	Implied Value Per Share of the Company
Aggregate Value to Estimated 2010 Revenue	2.7x – 4.0x	$14.31 – $20.06
Aggregate Value to Estimated 2010 EBITDA	12.0x – 17.0x	$14.33 – $19.31
Price to Estimated 2010 Free Cash Flow	20.0x – 30.0x	$12.70 – $19.05
Price to Estimated 2010 Earnings Per Share	22.5x – 32.5x	$14.40 – $20.80

        Morgan Stanley noted that the consideration to be received by holders of Shares pursuant to the Merger Agreement was $21.50 per share.

        No company utilized in the comparable company analysis is identical to the Company. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the businesses of the Company and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Company or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

        Discounted Equity Value Analysis.    Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into the estimated future value of a company's common equity as a function of the Company's estimated future earnings and its current price to earnings ratio. The resulting value is subsequently discounted to arrive at a present value for such company's stock price. In connection with this analysis, Morgan Stanley calculated a range of present equity values per Share of the Company on a standalone basis. To calculate the discounted equity value, Morgan Stanley utilized calendar year 2012 forecasts that were extrapolated from the Street Case using a range of revenue growth assumptions from 10% to 20% and operating margin assumptions of 15% to 20%. Morgan Stanley applied a range of price to earnings multiples to these estimates and applied a discount rate of 10%.

        The following table summarizes Morgan Stanley's analysis:

Calendar Year 2012 Assumed Revenue Growth / Operating Margin	Comparable Company Representative Multiple Range	Implied Present Value Per Share of the Company
10% Revenue Growth / 15% Operating Margin	20.0x – 25.0x	$11.91 – $14.89
15% Revenue Growth / 18% Operating Margin	22.5x – 27.5x	$17.58 – $21.48
20% Revenue Growth / 20% Operating Margin	25.0x – 30.0x	$23.63 – $28.35

        Morgan Stanley noted that the consideration to be received by holders of Shares pursuant to the Merger Agreement was $21.50 per share.

        Analysis of Precedent Transactions.    Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms and premia of selected transactions that share some characteristics with this transaction. In connection with its analysis, Morgan Stanley compared publicly available statistics for software and internet sector transactions, with transaction values greater than $1 billion and occurring between January 1, 2005 and September 14, 2009. The following is a list of these transactions:

Selected Software and Internet Transactions (Target / Acquiror)

Altiris, Inc. / Symantec Corporation
aQuantive, Inc. / Microsoft Corporation
Ask Jeeves, Inc. / IAC/Interactive Corp.
BEA Systems, Inc. / Oracle Corporation
Broadwing Corporation / Level 3 Communications, Inc.
Business Objects, SA. / SAP, AG.
CNET Networks, Inc. / CBS Corporation
Cognos, Inc. / IBM Corporation
Digital Insight Corporation / Intuit, Inc.
Digitas, Inc. / Publicis Groupe, SA.
Fast Search & Transfer, ASA. / Microsoft Corporation
FileNet Corporation / IBM Corporation

Hyperion Solutions Corporation / Oracle Corporation
Intergraph Corporation / Investor Consortium
Internet Security Systems, Inc. / IBM Corporation
Macromedia, Inc. / Adobe Systems Incorporated
Mercury Interactive Corporation / Hewlett-Packard Company
Navteq Corporation / Nokia Corporation
RSA Security, Inc. / EMC Corporation
Sabre Holdings Corporation / Investor Consortium
SPSS, Inc. / IBM Corporation
Sun Microsystems, Inc. / Oracle Corporation
WebEx Communications, Inc. / Cisco Systems, Inc.
Witness Systems, Inc. / Verint Systems, Inc.

        For each transaction listed above, Morgan Stanley noted the following financial statistics where available: (1) implied premium to the acquired company's closing share price one trading day prior to announcement; (2) implied premium to the acquired company's 30 trading day average closing share price prior to announcement; (3) the ratio of aggregate value of the transaction to next twelve months estimated revenue; (4) the ratio of aggregate value of the transaction to next twelve months estimated EBITDA; and (5) the ratio of equity value of the transaction to next twelve months estimated net income.

        Based on the analysis of the relevant metrics for each transaction listed above, Morgan Stanley selected representative ranges of implied premia and financial multiples of the transactions and applied these ranges of premia and financial multiples to the relevant Company financial statistic. For purposes of estimated next twelve months revenue, EBITDA, and net income, Morgan Stanley utilized publicly available consensus estimates available as of September 14, 2009. The following table summarizes Morgan Stanley's analysis:

Precedent Transactions Financial Statistic	Representative Range	Implied Value Per Share of the Company
Premium to 1-day Prior Closing Share Price	25% – 50%	$21.25 – $25.50
Premium to 30-day Average Closing Share Price	30% – 70%	$19.23 – $25.15
Aggregate Value to Estimated Next Twelve Months Revenue	3.0x – 4.5x	$15.29 – $21.73
Aggregate Value to Estimated Next Twelve Months EBITDA	15.0x – 20.0x	$16.68 – $21.43
Equity Value to Estimated Next Twelve Months Net Income	25.0x – 35.0x	$15.01 – $20.57

        Morgan Stanley noted that the consideration to be received by holders of Shares pursuant to the Merger Agreement was $21.50 per share.

        No company or transaction utilized in the precedent transactions analysis is identical to the Company or the Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any adverse material change in the financial condition of the Company or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared.

        Sensitivity Analysis:    Based on certain financial cases discussed later under "Certain Financial Cases" in Item 8, Morgan Stanley reviewed sensitivity analysis for calendar 2010 financial results based on a range of potential revenue growth rates and operating margins and operating assumptions necessary to achieve higher revenue growth and operating margins than street estimates. For the purposes of this analysis, Morgan Stanley utilized a) the Street Case which assumes calendar year 2010 revenue growth of 12% and an operating margin of 15%, b) a case which assumes calendar year 2010 revenue growth of 17% and an operating margin of 20% ("Case 1"), c) a case which assumes calendar year 2010 revenue growth of 17% and an operating margin of 15% ("Case 2") and d) a case which assumes calendar year 2010 revenue growth of 15% and an operating margin of 15% ("Case 3").

        To determine the implied value per Share of the Company, we applied a range of multiples to metrics available from the four cases listed above. These multiples were applied to calendar year 2010 revenue, calendar year 2010 EBITDA, calendar year 2010 free cash flow per share and calendar year 2010 earnings per share and were derived from comparable company multiples including (i) the Company's current multiples based on the median of publicly available calendar year 2010 estimates ("Company Street Multiples"), (ii) the median multiples of Internet Technology Comparables based on calendar year 2010 consensus estimates ("Median Internet Technology Multiples") and (iii) the median multiples of SaaS Comparables based on publicly available calendar year 2010 consensus estimates ("Median SaaS Multiples"). All statistics available were as of September 14, 2009.

        The following table summarizes Morgan Stanley's analysis:

Implied Value Per Share of the Company
Representative Multiples	12% 2010 Revenue Growth / 15% 2010 Operating Margin	15% 2010 Revenue Growth / 15% 2010 Operating Margin	17% 2010 Revenue Growth / 15% 2010 Operating Margin	17% 2010 Revenue Growth / 20% 2010 Operating Margin
Company Street Multiples	$17.00	$17.41 – $18.00	$17.71 – $18.35	$17.71 – $26.41
Median Internet Technology Multiples	$9.71 – $14.04	$10.28 – $14.37	$10.48 – $14.60	$14.60 – $16.85
Median SaaS Multiples	$16.80 – $22.08	$17.78 – $23.37	$18.13 – $23.83	$18.99 – $33.37
Upper Quartile SaaS Multiples	$21.81 – $26.83	$22.35 – $28.40	$22.74 – $28.96	$22.74 – $40.55

        Multiples used in the analysis above are outlined in more detail in the following table:

Statistic	Company Street Multiple	Median Internet Technology Multiple	Median SaaS Multiple
Aggregate Value to Estimated 2010 Revenue	3.3x	2.6x	3.6x
Aggregate Value to Estimated 2010 EBITDA	14.7x	11.1x	16.7x
Price to Estimated 2010 Free Cash Flow	26.8x	15.3x	26.5x
Price to Estimated 2010 Earnings Per Share	26.6x	17.4x	34.5x

        Morgan Stanley also reviewed the comparable company multiples for the upper quartile multiples of SaaS Comparables based on calendar year 2010 consensus estimates ("Upper Quartile SaaS Multiples") as of September 14, 2009. Such analysis implied a range of values of $21.81-$40.55 per share. Given that the Upper Quartile SaaS Multiples were 31% to 58% higher than the Company Street Multiples and in light of the fact that the companies in the upper quartile of SaaS Comparables had higher growth forecasts than the Company, the Company and Morgan Stanley focused primarily on the other comparable company multiples for the sensitivity analysis.

        Morgan Stanley noted that the consideration to be received by holders of Shares pursuant to the Merger Agreement was $21.50 per share.

        In connection with the review of the Merger by the Company's Board of Directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of the Company. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of the Company. Any estimates contained in Morgan Stanley's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

        Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness of the consideration pursuant to the Merger Agreement from a financial point of view to holders of Shares and in connection with the delivery of its opinion dated September 14, 2009, to the Company's Board of Directors. These analyses do not purport to be appraisals or to reflect the prices at which shares of Common Stock of the Company might actually trade.

        The consideration was determined through arm's length negotiations between the Company and Parent and was approved by the Company's Board of Directors. Morgan Stanley provided advice to the Company's Board of Directors during these negotiations. Morgan Stanley did not, however, recommend any specific consideration to the Company or its Board of Directors or that any specific consideration constituted the only appropriate consideration for the Merger.

        Morgan Stanley's opinion and its presentation to the Company's Board of Directors was one of many factors taken into consideration by the Company's Board of Directors in deciding to approve, adopt and authorize the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Company's Board of Directors with respect to the consideration or of whether the Company's Board of Directors would have been willing to agree to different consideration.

        The Company's Board of Directors retained Morgan Stanley based upon Morgan Stanley's qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of Morgan Stanley's trading, brokerage, investment management and financing activities, Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions and may trade or otherwise effect transactions, for their own account or for the accounts of customers in the debt or equity securities or senior loans of the Company, Parent or any other parties, commodities or currencies that may be involved in the transactions contemplated by the Merger Agreement or any related derivative instrument.

        Under the terms of its engagement letter, Morgan Stanley provided the Company financial advisory services and a financial opinion in connection with the Merger, and the Company has agreed to pay Morgan Stanley a fee for its services that is customary for transactions of this nature, 75% of which is contingent on the consummation of the transactions contemplated by the Merger Agreement and 25% of which was payable upon announcement of the Merger Agreement. Morgan Stanley is also a lender in Parent's existing credit facility from which funds may be drawn for purposes of completing this transaction, and it would receive fees in connection with such financing services. The Company has also agreed to reimburse Morgan Stanley for its expenses, including attorneys' fees, incurred in connection with its services. In addition, the Company has agreed to indemnify Morgan Stanley and any of its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, relating to or arising out of Morgan Stanley's engagement. In the two years prior to September 14, 2009, Morgan Stanley or its affiliates have provided financial advisory and financing services for the Company and Parent and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to Parent in the future and will receive fees for the rendering of such services. Morgan Stanley's opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

        (e)   Intent to Tender.

        To the Company's knowledge, after making reasonable inquiry, each of Omniture's executive officers and directors currently intend to tender or cause to be tendered for purchase pursuant to the Offer any Shares owned of record or beneficially owned by such director or executive officer, other than Shares that may be transferred by Omniture's officers and directors. The summary of the Support Agreement contained in Item 3(b) above is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which has been filed as Exhibit (e)(3) hereto and incorporated herein by reference.

Item 5.    Person/Assets, Retained, Employed, Compensated Or Used.

        Except as set forth below, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the stockholders of the Company concerning the Offer or the Merger.

        Morgan Stanley & Co. Incorporated.    The Board of Directors selected Morgan Stanley as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger. Pursuant to a letter agreement, dated August 25, 2009, Omniture engaged Morgan Stanley to act as its financial advisor in connection with the possible sale of Omniture. Pursuant to this letter agreement, Morgan Stanley is entitled to receive a customary fee for its services, 75% of which is contingent on the consummation of the transactions contemplated by the Merger Agreement and 25% of which was payable upon announcement of the Merger Agreement. Omniture has also agreed to reimburse Morgan Stanley for its reasonable expenses, including attorneys' fees and disbursements, and to indemnify Morgan Stanley and any of its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against various liabilities and expenses, relating to or arising out of Morgan Stanley's engagement.

Item 6.    Interest in Securities of the Subject Company.

        Other than as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company or, to the Company's knowledge, by any of the Company's directors, executive officers, affiliates or subsidiaries, except for the following:

        (a)   Each of the directors of the Company, each in their capacity as stockholders, and certain of their affiliates entered into the Support Agreement. The summary of the Support Agreement contained in Item 3(b) above is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which has been filed as Exhibit (e)(3) hereto and incorporated herein by reference.

        (b)   the transactions listed below.

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price/share
Brett M. Error	07/30/2009	Exercise of employee stock option	250,735	$0.11
Joshua G. James	08/03/2009	Exercise of employee stock option pursuant to 10b5-1 trading plan	34,871	$0.33
Joshua G. James	08/03/2009	Sale effected pursuant to a Rule 10b5-1 trading plan	34,871	$13.5797
John R. Pestana	08/04/2009	Sale effected pursuant to a Rule 10b5-1 trading plan	15,000	$13.9533
Erutinmo, LLC	08/04/2009	Sale effected pursuant to a Rule 10b5-1 trading plan	5,000	$13.9533
Joshua G. James	08/15/2009	Acquired shares of common stock upon vesting of a restricted stock unit award	2,227	$0.00
Joshua G. James	08/15/2009	Forfeiture of stock for taxes	924	$14.58
Michael S. Herring	08/15/2009	Acquired shares of common stock upon vesting of a restricted stock unit award	1,875	$0.00
Michael S. Herring	08/15/2009	Forfeiture of stock for taxes	590	$14.58
Michael S. Herring	08/15/2009	Acquired common stock under the Company's 2006 Employee Stock Purchase Plan	1,000	$13.072
Christopher C. Harrington	08/15/2009	Acquired shares of common stock upon vesting of a restricted stock unit award	1,563	$0.00
Christopher C. Harrington	08/15/2009	Forfeiture of stock for taxes	492	$14.58
Brett M. Error	08/15/2009	Acquired shares of common stock upon vesting of a restricted stock unit award	1,563	$0.00
Brett M. Error	08/15/2009	Forfeiture of stock for taxes	492	$14.58
John F. Mellor	08/15/2009	Acquired shares of common stock upon vesting of a restricted stock unit award	1,406	$0.00
John F. Mellor	08/15/2009	Forfeiture of stock for taxes	443	$14.58
John R. Pestana	09/04/2009	Sale effected pursuant to a Rule 10b5-1 trading plan	15,000	$13.9922
Erutinmo, LLC	09/04/2009	Sale effected pursuant to a Rule 10b5-1 trading plan	5,000	$13.9922
Jennifer Bullock (Spouse of D. Fraser Bullock)	09/18/2009	Bona fide gift to educational, charitable or other non-profit organization	35,000	$0.00
Mark P. Gorenberg	09/18/2009	Bona fide gift to educational, charitable or other non-profit organization	13,988	$0.00

Item 7.    Purposes of the Transaction and Plans or Proposals.

        (a)   Except as indicated in Items 2, 3 and 4 of this Schedule, no negotiations are being undertaken or are underway by the Company in response to the Offer, which relate to a tender offer or other acquisition of the Company securities by the Company, any subsidiary of the Company or any other person.

        (b)   Except as indicated in Items 2, 3 and 4 of this Schedule, no negotiations are being undertaken or are underway by the Company in response to the Offer, which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        (c)   Except as indicated in Items 2, 3 and 4 of this Schedule, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.    Additional Information.

        Section 14(f) Information Statement.    The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the Company's stockholders.

        Stockholder Approval.    The Company has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by the Company and the consummation by the Company of the transactions contemplated by the Merger Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the Merger Agreement or to consummate the transactions so contemplated, other than, with respect to the Merger, the adoption of the Merger Agreement by the holders of at least a majority of the outstanding Shares prior to the consummation of the Merger (unless the Merger is consummated pursuant to the short-form merger provisions of the DGCL). According to the Company's Certificate of Incorporation, the Shares are the only securities of the Company outstanding that entitle the holders thereof to voting rights. If following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own more than a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other stockholder of the Company.

        Top-Up Option.    Pursuant to the terms of the Merger Agreement, following the Acceptance Date, if Purchaser and Parent do not directly or indirectly own sufficient Shares to complete the Merger under the "short form" merger provisions of the DGCL, Purchaser has the option (the "Top-Up Option") to purchase from the Company up to a number of additional Shares (the "Top-Up Shares") sufficient to cause Purchaser to own one Share more than 90% of the Shares then outstanding, taking into account those Shares outstanding after the exercise of the option, plus the total number of Shares that are issuable within 10 business days after the issuance of the Top-Up Shares upon vesting, conversion and exercise of all derivative securities, including stock options, stock appreciation rights, restricted stock units and any other equity-based awards granted under any stock option, stock incentive or other equity compensation plan or agreement sponsored or maintained by the Company or any of its subsidiaries or affiliates or other rights to acquire Shares, regardless of the conversion or exercise price or other terms and conditions of such derivative securities. The exercise price for the Top-Up Option will equal the Offer Price and will be paid in cash or by issuance by Purchaser to the Company of a promissory note bearing 3.5% per annum simple interest. Pursuant to the terms of the Merger Agreement, the Top-Up Option is only exercisable following the Acceptance Date and only if the

Parent and its affiliates would hold at least 90% of the outstanding Shares following the exercise of the top-up option and issuance of Shares pursuant thereto (the "Short Form Threshold"). Moreover, the Merger Agreement provides that the maximum number of shares issuable pursuant to the Top-Up Option will equal the total number of Shares authorized for issuance minus the sum of all issued and outstanding Shares, all Shares reserved for issuance pursuant to Compensatory Awards (as defined below) and all Shares held by Omniture at the time of exercise of the top-up option. As a result of these limitations, assuming the Acceptance Date occurs as originally scheduled on October 22, 2009, and based on the number of Shares outstanding as of September 21, 2009 and the number of Omniture equity awards anticipated to be assumed by Parent on the Acceptance Date for Parent equity awards, Omniture estimates that Purchaser will not be permitted to exercise the Top-Up Option until it holds approximately 68% of the issued and outstanding Shares. Purchaser has informed the Company that it expects to exercise the Top-Up Option, subject to the foregoing limitations and the other limitations set forth in the Merger Agreement, if Purchaser and Parent own less than 90% of the issued and outstanding Shares after the completion of the Offer. Purchaser could also acquire additional Shares after completion of the Offer through other means, such as open market purchases. In any event, if Purchaser acquires at least 90% of the issued and outstanding Shares entitled to vote on the adoption of the Merger Agreement, Purchaser will effect the Merger under the "short form" merger provisions of the DGCL. Stockholders who have not sold their Shares in the Offer will have certain appraisal rights with respect to the Merger under the applicable provisions of the DGCL, if those rights are perfected. See Section 13 of the Offer to Purchase for more information regarding the Top-Up Option. As used herein, "Compensatory Awards" means any stock options, stock appreciation rights, restricted stock units and any other equity-based awards granted under any stock option, stock incentive or other equity compensation plan or agreement sponsored or maintained by Omniture or any of its subsidiaries or affiliates.

        Short-Form Merger.    The DGCL provides that if a parent company owns at least 90 percent of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer, the exercise of the Top-Up Option or otherwise, Purchaser holds at least 90 percent of the Shares pursuant to the Offer or otherwise, then subject to the terms and conditions of the Merger Agreement, the parties agree to take all necessary action to effect the Merger as soon as practicable without a meeting of the stockholders of the Company if permitted to do so under the DGCL. The consideration paid per Share for any Shares acquired from the Company would be equal to that paid in the Offer.

        Delaware Anti-Takeover Law.    Section 203 of the DGCL ("Section 203") prevents certain "business combinations" with an "interested stockholder" (generally, any person who owns or has the right to acquire 15 percent or more of a corporation's outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Board of Directors approved for purposes of Section 203 the Merger Agreement and the consummation of the transactions contemplated thereby and has taken all appropriate action so that Section 203, with respect to the Company, will not be applicable to Parent and Purchaser by virtue of such actions.

        Antitrust.    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material ("Premerger Notification and Report Forms") have been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust

Division") and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

        Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent filed a Premerger Notification and Report Form on September 18, 2009, with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger, and the required waiting period with respect to the Offer and the Merger will expire 15 calendar days after such filing unless earlier terminated by the FTC and the Antitrust Division or Parent and Purchaser receive a request for additional information or documentary material (a "Second Request") prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request to Parent or Purchaser, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of substantial compliance by Parent and Purchaser with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder. After that time, the waiting period could be extended only by a court order or with Parent's and Purchaser's consent. The FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. The Company has filed its Premerger Notification and Report Form on September 21, 2009, in connection with the Offer, and could possibly receive a Second Request from either the FTC or the Antitrust Division. Failure by the Company to comply with an applicable Second Request will not extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Purchaser owns at least 50 percent of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

        At any time before or after Purchaser's purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Parent or its subsidiaries, or of the Company or its subsidiaries. Private parties and state governments may also bring legal action under the antitrust laws under certain circumstances. While the parties believe that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer.

        Applicable German law provides that Parent and the Company are required to file a joint notification with the German Federal Cartel Office, and that the acquisition of Shares under the Offer may not be consummated until a waiting period of up to one (1) month after receipt of such notification has expired. Within such 1-month period the German Federal Cartel Office may request additional information, and could further extend the waiting period. Parent and the Company filed their notification with the German Federal Cartel Office on September 18, 2009.

        Litigation.    On September 17, 2009, a class action complaint was filed in the Fourth Judicial District Court for Utah County against Omniture and all of its current directors. Among other things, the complaint, entitled Lodhia v. Omniture, Inc., et al., Case No. 090403499, alleges that Omniture's Board of Directors, in approving the Merger, breached fiduciary duties owed to Omniture's stockholders. The complaint seeks class certification and certain forms of equitable relief, including enjoining the consummation of the Merger. Omniture intends to vigorously contest the action.

        On September 23, 2009, a class action complaint was filed in the Fourth Judicial District Court for Utah County against Omniture, all of its current directors and Adobe. Among other things, the complaint, entitled Miner v. Omniture, Inc., et al., Case No. 090403559, alleges that Omniture's Board of Directors, in approving the Merger, breached fiduciary duties owed to Omniture's stockholders and that Adobe aided and abetted Omniture's Board of Directors in such breach. The complaint seeks class certification, damages and certain forms of equitable relief, including enjoining the consummation of the Merger. Omniture and Adobe intend to vigorously contest the action.

        Appraisal Rights.    No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are then stockholders of the Company will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, will lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting stockholders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger.

        In addition, several decisions by Delaware courts have held that, in certain instances, a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders to ensure that the merger is fair to such other stockholders. In determining whether a merger is fair to minority stockholders, the Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there were fair dealings among the parties. Although the remedies of rescission or other damages are possible in an action challenging a merger as a breach of fiduciary duty, decisions of the Delaware courts have indicated that in most cases the remedy available in a merger that is found not to be "fair" to minority stockholders is a damages remedy based on essentially the same principles as an appraisal unless the controlling stockholder used coercion or fraud to induce the merger.

        The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto. Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights.

        Certain Financial Cases.    In connection with its evaluation of the transaction, Omniture's Board of Directors reviewed, among other things, certain financial cases developed by the Company with respect to fiscal year 2010.

        The financial cases were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles, or "GAAP." Neither Omniture's independent accounting firm nor any other accounting firm prepared, assisted with the preparation of, reviewed, compiled or examined these financial cases, and further, these financial cases do not comply with GAAP. The summary of these internal financial cases is not being included in this Schedule to influence a stockholder's decision whether to tender his or her Shares in the Offer.

        Among other things, Omniture's Board of Directors reviewed certain financial cases set forth below. These cases are based on various assumptions relating to, among other things, a) an improvement in customer retention rates and salesforce productivity, which primarily affect revenue, and b) different levels of operating expenses, to expand profitability or achieve higher growth through and beyond fiscal year 2010. Customer attrition assumptions were evaluated against historical averages and recent results and were represented as the percent of current subscription revenue that would potentially not be renewed in future periods. Salesforce productivity assumptions were cast in the form of projected performance against established quotas and compared to historical averages and recent performance. In reviewing these cases, the Omniture Board of Directors also considered recent revenue growth, operating margins, customer attrition trends and salesforce productivity, as well as existing and potential future competition and pricing. Omniture's Board of Directors also reviewed the Street Case representing the median of Wall Street research analyst estimates.

        The median of Wall Street research estimates had revenue of approximately $396.8 million, and operating income of approximately $58.0 million in 2010, resulting in implied revenue growth of 12.0% and an operating margin of 14.7% in 2010.

        The first financial case ("Case 1") assumes 17.4% revenue growth and a 20.4% operating margin in 2010, resulting in modeled revenue of approximately $416.0 million and operating income of approximately $84.7 million. This financial case assumes that revenue growth exceeds the median of Wall Street research estimates, based on improving both subscription revenue renewal rates and salesforce productivity versus year to date 2009 levels. This financial case also assumes that Omniture manages its operating expenses to current levels in order to increase Omniture's 2010 operating profitability, resulting in margins that are significantly above the median of Wall Street research estimates for 2009 and 2010.

        The second financial case ("Case 2") assumes 17.4% revenue growth and a 15.0% operating margin in 2010, resulting in modeled revenue of approximately $416.0 million and operating income of approximately $62.4 million. This financial case assumes that revenue growth would exceed the median of Wall Street research estimates, based on improving both subscription revenue retention rates and salesforce productivity versus year to date 2009 levels, but that Omniture would increase operating expenses to invest in additional growth opportunities and competitive differentiation beyond 2010 while still achieving operating margins that are significantly above the median of Wall Street research estimates for 2009 operating profitability and modestly above the median of Wall Street research estimates for 2010 operating profitability.

        The third financial case ("Case 3") assumes 15.1% revenue growth and a 15.0% operating margin in 2010, resulting in modeled revenue of approximately $408.0 million and operating income of approximately $61.2 million. This financial case assumes that revenue growth would exceed the median of Wall Street research estimates, based on improving subscription revenue retention rates or sales productivity versus year to date 2009 levels. This financial case also assumes that Omniture would increase operating expenses to invest in additional growth opportunities and competitive differentiation beyond 2010 while still achieving operating margins that are significantly above the median of Wall

Street research estimates for 2009 operating profitability and modestly above the median of Wall Street research estimates for 2010 operating profitability.

        Omniture's Board of Directors considered all of these financial cases together with other considerations, and did not use any single financial case in isolation for purposes of its evaluation of the transaction. These financial cases also reflect numerous other assumptions, including assumptions with respect to industry performance, the market for Omniture's existing and new products and services, Omniture's ability to successfully negotiate acquisitions, general business, economic, market and financial conditions and other matters, all of which are difficult to predict, many of which are beyond Omniture's control. These financial cases do not give effect to the Offer or the Merger, or any alterations that Adobe's management or board of directors may make to Omniture's operations or strategy after the completion of the Offer. Accordingly, there can be no assurance that the assumptions made in preparing the financial cases will prove accurate or that the underlying performance reflected in the financial cases will be realized. These financial cases may differ from publicized analyst estimates and forecasts.

        It is expected that there will be differences between actual results and the underlying performance reflected in any of the financial cases, and actual results may be materially greater or less than those contained in the financial cases due to numerous risks and uncertainties, including, but not limited to:

  •
  the ability of Omniture to develop and to introduce new products or enhancements and fixes to existing products;

  •
  the risk that the marketplace for Omniture's products will not grow as rapidly as Omniture anticipates;

  •
  the ability to successfully manage costs in future periods;

  •
  increased competition in the market for Omniture's products;

  •
  the ability to attract and retain key sales, management and technical personnel;

  •
  protection of its intellectual property and other proprietary rights;

  •
  adverse regulatory or legal actions;

  •
  ability to successfully maintain effective internal controls;

  •
  adverse reactions to the Offer by customers, suppliers and strategic partners; and

  •
  other risks and uncertainties described in reports filed by Omniture with the SEC under the Exchange Act, including without limitation under the heading "Risk Factors" in Omniture's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, and June 30, 2009.

        The financial cases are forward-looking statements and are not reliable. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in Omniture's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2009. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in Omniture's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009, are not applicable to any forward-looking statements made in connection with the Offer. See "Cautionary Note Regarding Forwarding-Looking Statements" below.

        The inclusion of the financial cases in this Schedule should not be regarded as an indication that any of Omniture, Adobe, the Purchaser or their respective affiliates or representatives considered or consider the financial cases to be a reliable prediction of future events, and the financial cases should not be relied upon as such. None of Omniture, Adobe, the Purchaser or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of Omniture compared to the information contained in the financial cases, and none of them undertakes any obligation to update or otherwise revise or reconcile the financial cases to reflect circumstances existing after the date such financial cases were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

        Stockholders are cautioned not to place undue reliance on the financial cases included in this Schedule.

  Cautionary Note Regarding Forward-Looking Statements

        Certain statements in this Statement contain forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as "believes," "plans," "anticipates," "projects," "estimates," "expects," "intends," "strategy," "future," "opportunity," "may," "will," "should," "could," "potential," or similar expressions. Such forward-looking statements include the ability of the Company, Parent and Purchaser to complete the transactions contemplated by the Merger Agreement, including the parties' ability to satisfy the conditions set forth in the Merger Agreement, the possibility of any termination of the Merger Agreement, and possible benefits of the Merger. These forward-looking statements are based on current expectations and assumptions regarding future events and business performance and involve known and unknown risks, uncertainties and other factors that may cause industry trends or actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include those set forth in the Company's filings with the Securities and Exchange Commission, which are available without charge at www.sec.gov. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in the Company's filings with the Securities and Exchange Commission are not applicable to any forward-looking statements made in connection with the Offer. Further risks and uncertainties associated with the Offer include: the risk that the Company's customers may delay or refrain from purchasing the Company's services due to uncertainties about the Company's future; the risk that key employees may pursue other employment opportunities due to concerns as to their employment security; and the risk of ongoing litigation or that additional litigation matters are commenced, which might result in significant costs. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made, and readers are cautioned not to place undue reliance upon these forward-looking statements.

Item 9.    Materials to be Filed as Exhibits.

        The following exhibits are filed herewith:

Exhibit Number	Description
(a)(1)	Offer to Purchase, dated September 24, 2009 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC by Snowbird Acquisition Corporation and Adobe Systems Incorporated on September 24, 2009).
(a)(2)
Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed with the SEC by Snowbird Acquisition Corporation and Adobe Systems Incorporated on September 24, 2009).

Exhibit Number	Description
(a)(3)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (attached hereto as Annex I).
(a)(4)	Letter dated September 24, 2009 to stockholders of Omniture, Inc.*
(a)(5)	Press Release issued by Omniture, Inc. on September 15, 2009 (incorporated by reference to the pre-commencement Schedule 14D-9 filed with the SEC by Omniture, Inc. on September 15, 2009).
(e)(1)
Agreement and Plan of Merger, dated September 15, 2009, among Adobe Systems Incorporated, Snowbird Acquisition Corporation and Omniture, Inc. (incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on September 16, 2009).
(e)(2)
Confidentiality Agreement, dated as of August 2, 2009, between Adobe Systems Incorporated and Omniture, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed with the SEC by Snowbird Acquisition Corporation and Adobe Systems Incorporated on September 24, 2009).
(e)(3)
Tender and Stockholder Support Agreement, dated as of September 15, 2009, between Adobe Systems Incorporated and certain stockholders of Omniture, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed with the SEC by Snowbird Acquisition Corporation and Adobe Systems Incorporated on September 24, 2009).
(e)(4)
Exclusivity Agreement, dated as of September 9, 2009, between Adobe Systems Incorporated and certain stockholders of Omniture, Inc. (incorporated by reference to Exhibit (d)(3)(A) to the Schedule TO filed with the SEC by Snowbird Acquisition Corporation and Adobe Systems Incorporated on September 24, 2009).
(e)(5)	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form 10-Q filed with the SEC on August 11, 2006).
(e)(6)	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on December 16, 2008).
(e)(7)
1999 Equity Incentive Plan of Registrant, as amended (incorporated by reference to Exhibit 10.2A to the Company's Registration Statement on Form S-1 (File No. 333-132987) filed with the SEC on April 4, 2006).
(e)(8)
Forms of Stock Option Agreement under the 1999 Equity Incentive Plan (incorporated by reference to Exhibit 10.2B to the Company's Registration Statement on Form S-1 (File No. 333-132987) filed with the SEC on April 4, 2006).
(e)(9)
Form of Stock Option Agreement under the 1999 Equity Incentive Plan used for Named Executive Officers and Non-Employee Directors (incorporated by reference to Exhibit 10.2C to the Company's Registration Statement on Form S-1 (File No. 333-132987) filed with the SEC on June 9, 2006).
(e)(10)
2006 Equity Incentive Plan of Registrant and related forms (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-Q (File No. 000-52076) filed with the SEC on August 6, 2009).
(e)(11)
Employee Stock Purchase Plan of the Registrant (incorporated by reference to Exhibit 10.4A to the Company's Registration Statement on Form S-1 (File No. 333-132987) filed with the SEC on April 4, 2006).

Exhibit Number	Description
(e)(12)	Form of Subscription Agreement under Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4B to the Company's Registration Statement on Form S-1 (File No. 333-132987) filed with the SEC on April 4, 2006).
(e)(13)	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1/A filed with the SEC on May 24, 2006).
(e)(14)
Change of Control Agreement between Registrant and Joshua G. James, as amended (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K (File No. 000-52076) filed with the SEC on February 26, 2009).
(e)(15)
Form of Change of Control Agreement entered into between Registrant and each of Brett M. Error and Christopher C. Harrington and John Mellor, as amended (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 000-52076) filed with the SEC on May 18, 2009).
(e)(16)
Change of Control Agreement between Registrant and Michael S. Herring, as amended (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 000-52076) filed with the SEC on May 18, 2009).
(e)(17)
Non-Competition and Non-Solicitation Agreement, dated September 15, 2009, by Joshua G. James in favor of Adobe Systems Incorporated (incorporated by reference to Exhibit (d)(9) to the Schedule TO filed with the SEC by Snowbird Acquisition Corporation and Adobe Systems Incorporated on September 24, 2009).
(e)(18)
Non-Competition and Non-Solicitation Agreement, dated September 15, 2009, by Brett M. Error in favor of Adobe Systems Incorporated (incorporated by reference to Exhibit (d)(11) to the Schedule TO filed with the SEC by Snowbird Acquisition Corporation and Adobe Systems Incorporated on September 24, 2009).
(e)(19)
Non-Competition and Non-Solicitation Agreement, dated September 15, 2009, by Christopher C. Harrington in favor of Adobe Systems Incorporated (incorporated by reference to Exhibit (d)(10) to the Schedule TO filed with the SEC by Snowbird Acquisition Corporation and Adobe Systems Incorporated on September 24, 2009).
(e)(20)
Non-Competition and Non-Solicitation Agreement, dated September 15, 2009, by John F. Mellor in favor of Adobe Systems Incorporated (incorporated by reference to Exhibit (d)(12) to the Schedule TO filed with the SEC by Snowbird Acquisition Corporation and Adobe Systems Incorporated on September 24, 2009).
(e)(21)
Amended and Restated Employment Agreement between Registrant and Joshua G. James, as amended (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K (File No. 000-52076) filed with the SEC on February 26, 2009).
(e)(22)
Offer Letter, dated September 14, 2009, between Adobe Systems Incorporated and Brett M. Error (incorporated by reference to Exhibit (d)(6) to the Schedule TO filed with the SEC by Snowbird Acquisition Corporation and Adobe Systems Incorporated on September 24, 2009).
(e)(23)
Offer Letter, dated September 14, 2009, between Adobe Systems Incorporated and Christopher C. Harrington (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed with the SEC by Snowbird Acquisition Corporation and Adobe Systems Incorporated on September 24, 2009).

Exhibit Number	Description
(e)(24)	Offer Letter, dated September 14, 2009, between Adobe Systems Incorporated and John F. Mellor (incorporated by reference to Exhibit (d)(7) to the Schedule TO filed with the SEC by Snowbird Acquisition Corporation and Adobe Systems Incorporated on September 24, 2009).
(e)(25)
Offer Letter, dated September 14, 2009, between Adobe Systems Incorporated and Michael S. Herring (incorporated by reference to Exhibit (d)(8) to the Schedule TO filed with the SEC by Snowbird Acquisition Corporation and Adobe Systems Incorporated on September 24, 2009).
(e)(26)
Employment Agreement, dated as of September 15, 2009, between Adobe Systems Incorporated and Joshua G. James (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed with the SEC by Snowbird Acquisition Corporation and Adobe Systems Incorporated on September 24, 2009).
(e)(27)	Amendment to Change of Control and Employment Agreement, dated as of September 21, 2009, between the Company and Joshua G. James.*
(g)	Not Applicable.
Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.
Annex II	Opinion of Morgan Stanley & Co. Incorporated, dated September 14, 2009.

*
Filed herewith.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OMNITURE, INC.
	By:	/s/ JOSHUA G. JAMES Joshua G. James President and Chief Executive Officer
Dated: September 24, 2009

 INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Offer to Purchase, dated September 24, 2009 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC by Snowbird Acquisition Corporation and Adobe Systems Incorporated on September 24, 2009).
(a)(2)
Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed with the SEC by Snowbird Acquisition Corporation and Adobe Systems Incorporated on September 24, 2009).
(a)(3)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (attached hereto as Annex I).
(a)(4)	Letter dated September 24, 2009 to stockholders of Omniture, Inc.*
(a)(5)	Press Release issued by Omniture, Inc. on September 15, 2009 (incorporated by reference to the pre-commencement Schedule 14D-9 filed with the SEC by Omniture, Inc. on September 15, 2009).
(e)(1)
Agreement and Plan of Merger, dated September 15, 2009, among Adobe Systems Incorporated, Snowbird Acquisition Corporation and Omniture, Inc. (incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on September 16, 2009).
(e)(2)
Confidentiality Agreement, dated as of August 2, 2009, between Adobe Systems Incorporated and Omniture, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed with the SEC by Snowbird Acquisition Corporation and Adobe Systems Incorporated on September 24, 2009).
(e)(3)
Tender and Stockholder Support Agreement, dated as of September 15, 2009, between Adobe Systems Incorporated and certain stockholders of Omniture, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed with the SEC by Snowbird Acquisition Corporation and Adobe Systems Incorporated on September 24, 2009).
(e)(4)
Exclusivity Agreement, dated as of September 9, 2009, between Adobe Systems Incorporated and certain stockholders of Omniture, Inc. (incorporated by reference to Exhibit (d)(3)(A) to the Schedule TO filed with the SEC by Snowbird Acquisition Corporation and Adobe Systems Incorporated on September 24, 2009).
(e)(5)	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form 10-Q filed with the SEC on August 11, 2006).
(e)(6)	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on December 16, 2008).
(e)(7)
1999 Equity Incentive Plan of Registrant, as amended (incorporated by reference to Exhibit 10.2A to the Company's Registration Statement on Form S-1 (File No. 333-132987) filed with the SEC on April 4, 2006).
(e)(8)
Forms of Stock Option Agreement under the 1999 Equity Incentive Plan (incorporated by reference to Exhibit 10.2B to the Company's Registration Statement on Form S-1 (File No. 333-132987) filed with the SEC on April 4, 2006).
(e)(9)
Form of Stock Option Agreement under the 1999 Equity Incentive Plan used for Named Executive Officers and Non-Employee Directors (incorporated by reference to Exhibit 10.2C to the Company's Registration Statement on Form S-1 (File No. 333-132987) filed with the SEC on June 9, 2006).

Exhibit Number	Description
(e)(10)	2006 Equity Incentive Plan of Registrant and related forms (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-Q (File No. 000-52076) filed with the SEC on August 6, 2009).
(e)(11)
Employee Stock Purchase Plan of the Registrant (incorporated by reference to Exhibit 10.4A to the Company's Registration Statement on Form S-1 (File No. 333-132987) filed with the SEC on April 4, 2006).
(e)(12)
Form of Subscription Agreement under Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4B to the Company's Registration Statement on Form S-1 (File No. 333-132987) filed with the SEC on April 4, 2006).
(e)(13)	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1/A filed with the SEC on May 24, 2006).
(e)(14)
Change of Control Agreement between Registrant and Joshua G. James, as amended (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K (File No. 000-52076) filed with the SEC on February 26, 2009).
(e)(15)
Form of Change of Control Agreement entered into between Registrant and each of Brett M. Error and Christopher C. Harrington and John Mellor, as amended (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 000-52076) filed with the SEC on May 18, 2009).
(e)(16)
Change of Control Agreement between Registrant and Michael S. Herring, as amended (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 000-52076) filed with the SEC on May 18, 2009).
(e)(17)
Non-Competition and Non-Solicitation Agreement, dated September 15, 2009, by Joshua G. James in favor of Adobe Systems Incorporated (incorporated by reference to Exhibit (d)(9) to the Schedule TO filed with the SEC by Snowbird Acquisition Corporation and Adobe Systems Incorporated on September 24, 2009).
(e)(18)
Non-Competition and Non-Solicitation Agreement, dated September 15, 2009, by Brett M. Error in favor of Adobe Systems Incorporated (incorporated by reference to Exhibit (d)(11) to the Schedule TO filed with the SEC by Snowbird Acquisition Corporation and Adobe Systems Incorporated on September 24, 2009).
(e)(19)
Non-Competition and Non-Solicitation Agreement, dated September 15, 2009, by Christopher C. Harrington in favor of Adobe Systems Incorporated (incorporated by reference to Exhibit (d)(10) to the Schedule TO filed with the SEC by Snowbird Acquisition Corporation and Adobe Systems Incorporated on September 24, 2009).
(e)(20)
Non-Competition and Non-Solicitation Agreement, dated September 15, 2009, by John F. Mellor in favor of Adobe Systems Incorporated (incorporated by reference to Exhibit (d)(12) to the Schedule TO filed with the SEC by Snowbird Acquisition Corporation and Adobe Systems Incorporated on September 24, 2009).
(e)(21)
Amended and Restated Employment Agreement between Registrant and Joshua G. James, as amended (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K (File No. 000-52076) filed with the SEC on February 26, 2009).
(e)(22)
Offer Letter, dated September 14, 2009, between Adobe Systems Incorporated and Brett M. Error (incorporated by reference to Exhibit (d)(6) to the Schedule TO filed with the SEC by Snowbird Acquisition Corporation and Adobe Systems Incorporated on September 24, 2009).

Exhibit Number	Description
(e)(23)	Offer Letter, dated September 14, 2009, between Adobe Systems Incorporated and Christopher C. Harrington (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed with the SEC by Snowbird Acquisition Corporation and Adobe Systems Incorporated on September 24, 2009).
(e)(24)
Offer Letter, dated September 14, 2009, between Adobe Systems Incorporated and John F. Mellor (incorporated by reference to Exhibit (d)(7) to the Schedule TO filed with the SEC by Snowbird Acquisition Corporation and Adobe Systems Incorporated on September 24, 2009).
(e)(25)
Offer Letter, dated September 14, 2009, between Adobe Systems Incorporated and Michael S. Herring (incorporated by reference to Exhibit (d)(8) to the Schedule TO filed with the SEC by Snowbird Acquisition Corporation and Adobe Systems Incorporated on September 24, 2009).
(e)(26)
Employment Agreement, dated as of September 15, 2009, between Adobe Systems Incorporated and Joshua G. James (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed with the SEC by Snowbird Acquisition Corporation and Adobe Systems Incorporated on September 24, 2009).
(e)(27)	Amendment to Change of Control and Employment Agreement, dated as of September 21, 2009, between the Company and Joshua G. James.*
(g)	Not Applicable.
Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.
Annex II	Opinion of Morgan Stanley & Co. Incorporated, dated September 14, 2009.

*
Filed herewith.

Annex I

Omniture, Inc.
550 East Timpanogos Circle
Orem, Utah 84097

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 thereunder

        This Information Statement is being mailed on or about September 24, 2009 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of shares of common stock, $0.001 par value (the "Shares" or the "Common Stock"), of Omniture, Inc., a Delaware corporation ("Omniture", the "Company", "we", "our" or "us"). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by Adobe Systems Incorporated, a Delaware corporation ("Parent" or "Adobe"), to the board of directors of the Company (the "Board" or the "Board of Directors"). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of September 15, 2009 (the "Merger Agreement"), by and among Parent, Snowbird Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent (the "Purchaser"), and the Company.

        This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Solicitation/Recommendation Statement filed on Schedule 14D-9 to which this Information Statement is attached as Annex I. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

        Pursuant to the Merger Agreement, on September 24, 2009, Purchaser commenced a cash tender offer to purchase all outstanding Shares at a price of $21.50 per Share, net to the holder thereof in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 24, 2009 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission (the "SEC") on September 24, 2009. The Offer is scheduled to expire at 12:00 Midnight New York City time on October 22, 2009 (unless the Offer is extended), a which time, if all conditions to the Offer have been satisfied or waived, the Purchaser will purchase all Shares validly tendered pursuant to the Offer and not withdrawn. Following the successful completion of the Offer, upon approval by a stockholder vote, if required, Purchaser will be merged with and into the Company (the "Merger"). The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex I, which Schedule 14D-9 was filed by the Company with the SEC on September 24, 2009, and which is being mailed to stockholders of the Company along with this Information Statement.

        The information contained in this Information Statement concerning Parent, Purchaser and the Purchaser Designees (as defined below) has been furnished to the Company by either Parent or Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

 PURCHASER DESIGNEES TO THE BOARD OF DIRECTORS

        The Merger Agreement provides that, promptly upon the acceptance for payment such number of Shares validly tendered in the Offer that represents at least a majority of the then-outstanding Shares and from time to time thereafter, Purchaser will be entitled to designate up to such number of directors (the "Purchaser Designees"), rounded up to the next whole number, to the Board as will give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of Shares then outstanding, and the Company will take all actions necessary to, upon Purchaser's request, cause Purchaser's designees to be elected or appointed as directors of the Company, including, if necessary, increasing the size of the Board or seeking the resignations of incumbent directors. Notwithstanding the foregoing, until the effective time of the Merger, the Board will always have at least two directors who are not officers, directors, employees, or designees of Parent or Purchaser or any of their affiliates. As a result, Parent will have the ability to designate a majority of the Board of Directors following the consummation of the Offer.

        Parent has informed the Company that it will choose the Purchaser Designees from the list of persons set forth in the following table. The following table, prepared from information furnished to the Company by Parent, sets forth, with respect to each individual who may be designated by Parent as a Parent Designee, the name, age of the individual as of September 21, 2009, present principal occupation and employment history during the past five years. Each individual set forth in the table below is a citizen of the United States. Parent has informed the Company that each such individual has consented to act as a director of the Company, if so appointed or elected. If necessary, Parent may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1 under the Exchange Act. Unless otherwise indicated below, the business address of each such person is 345 Park Avenue, San Jose, California 95110.

        None of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name of Parent Designee	Age	Citizenship; Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Karen O. Cottle	60
		Ms. Cottle joined Parent in February 2002 as Senior Vice President, General Counsel and Secretary. Prior to joining Parent, Ms. Cottle served as General Counsel for Vitria Technology, Inc., a service-oriented business application software company from February 2000 to February 2002. From 1996 to 1999, Ms. Cottle served as Vice President, General Counsel and Secretary of Raychem Corporation.
Mark Garrett	51
		Mr. Garrett joined Parent in February 2007 as Executive Vice President and Chief Financial Officer. Mr. Garrett served as Senior Vice President and Chief Financial Officer of the Software Group of EMC Corporation, a products, services and solutions provider for information management and storage, from June 2004 to January 2007, his most recent position since EMC's acquisition of Documentum, Inc., an enterprise content management company, in December 2003. Mr. Garrett first joined Documentum as Executive Vice President and Chief Financial Officer in 1997, holding that position through October 1999 and then re-joining Documentum as Executive Vice President and Chief Financial Officer in 2002. Mr. Garrett is also a director of Informatica Corporation, a provider of enterprise data integration software and services.

Name of Parent Designee	Age	Citizenship; Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Shantanu Narayen	46	Mr. Narayen currently serves as Parent's President and Chief Executive Officer. He joined Parent in January 1998 as Vice President and General Manager of Parent's engineering technology group. In January 1999, he was promoted to Senior Vice President, Worldwide Products, and in March 2001 he was promoted to Executive Vice President, Worldwide Product Marketing and Development. In January 2005, Mr. Narayen was promoted to President and Chief Operating Officer, and effective December 2007, he was appointed our Chief Executive Officer and joined Parent's Board of Directors. Mr. Narayen serves on the board of directors of Metavante Technologies, Inc.
Richard T. Rowley	53
		Mr. Rowley joined Parent in November 2006 as Vice President, Corporate Controller and Principal Accounting Officer. Prior to joining Parent, Mr. Rowley served as Vice President, Corporate Controller, Treasurer and Principal Accounting Officer at Synopsys, Inc., a semiconductor design software company, from December 2002 to September 2005 and from 1999 to December 2002, Mr. Rowley served as Vice President, Corporate Controller and Principal Accounting Officer. From 1994 to 1999, Mr. Rowley served in several finance-related positions at Synopsys. Mr. Rowley is a certified public accountant.
Matthew Thompson	51
		Mr. Thompson joined Parent in January 2006 as Senior Vice President, Worldwide Field Operations. Prior to joining Parent, Mr. Thompson served as Senior Vice President of Worldwide Sales at Borland Software Corporation, a software delivery optimization solutions provider, from October 2003 to December 2006. Prior to joining Borland, Mr. Thompson was Vice President of Worldwide Sales and Field Operations for Marimba, Inc., a provider of products and services for software change and configuration management, from February 2001 to January 2003. From July 2000 to January 2001, Mr. Thompson was Vice President of Worldwide Sales for Calico Commerce, Inc., a provider of eBusiness applications. Prior to joining Calico, Mr. Thompson spent six years at Cadence Design Systems, Inc., a provider of electronics design technologies. While at Cadence, from January 1998 to June 2000, Mr. Thompson served as Senior Vice President, Worldwide Sales and Field Operations and from April 1994 to January 1998 as Vice President, Worldwide Professional Services.

        It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser of a majority of outstanding Shares pursuant to the Offer, which purchase cannot be earlier than October 22, 2009, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board.

 GENERAL INFORMATION CONCERNING THE COMPANY

        The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each Share entitles its record holder to one vote on all matters submitted to a vote of the Company's stockholders. As of September 21, 2009, there were 77,306,452 Shares issued and outstanding.

The Company Board of Directors

        The Board is composed of seven directors divided among three classes as follows: Class I directors consist of D. Fraser Bullock and Mark P. Gorenberg; Class II directors consist of Gregory S. Butterfield and John R. Pestana; and Class III directors consist of Dana L. Evan, Joshua G. James and Rory T. O'Driscoll.

        Certain information regarding the members of the Board as of September 21, 2009, is set forth below, including with respect to each director of the Company, the name and age of the director as of September 21, 2009, present position with the Company or principal occupation, and employment history during the past five years. As indicated above, some of the current directors may resign following the purchase of Shares by Purchaser pursuant to the Offer. Each director is a U.S. citizen and there are no family relationships among any of our directors, officers or key employees.

Name of Director	Age	Position/Principal Occupation During Past Five Years	Director Since
D. Fraser Bullock(3)	54
		D. Fraser Bullock has served as a director since November 2003 and as Chairman of the Board of Directors since February 2008. Mr. Bullock is one of the co-founders of Sorenson Capital, a private equity firm, and has served as Managing Director of Sorenson Capital since 2003. Mr. Bullock joined the Salt Lake Organizing Committee for the Olympic Winter Games of 2002 in 1999 as its Chief Operating Officer and in 2002 was appointed President and Chief Executive Officer. From 1996 to 2002, Mr. Bullock served as Managing Director of Alpine Consolidated, LLC, which specialized in effecting business consolidations. Mr. Bullock has also served as President of Visa Interactive, was one of the original partners of Bain Capital and previously held various positions at Bain & Company. He serves as a director of a number of privately held companies. Mr. Bullock holds a B.A. in Economics and an M.B.A. from Brigham Young University.	2003

(1)
Member of Audit Committee

(2)
Member of Compensation Committee

(3)
Member of Nominating and Governance Committee

Name of Director	Age	Position/Principal Occupation During Past Five Years	Director Since
Gregory S. Butterfield(1)(2)	50
		Gregory S. Butterfield has served as a director since December 2005. Mr. Butterfield has served as Managing Partner of SageCreek Partners, a mentor capital firm, since July 2008. From April 2007 until June 2008, Mr. Butterfield served as the group president of the Altiris and Server and Storage business units of Symantec Corporation, an enterprise software company. Mr. Butterfield served as the President and Chief Executive Officer and a director of Altiris, Inc. from February 2000 until Altiris was acquired by Symantec Corporation in April 2007. Mr. Butterfield has also served as Vice President, Sales for Legato Systems, Inc., a backup software company, Executive Vice President of Worldwide Sales for Vinca, a fault tolerance and high availability company, Regional Director of the Rocky Mountain Region for Novell, Inc., a provider of infrastructure software and services, and Vice President of North American Sales for WordPerfect Corporation, a software company. He serves as a director of a number of privately held companies. Mr. Butterfield holds a B.S. in Business Finance from Brigham Young University.	2005
Dana L. Evan(1)(2)	49
		Dana L. Evan has served as a director since May 2006. From January 2001 to July 2007, Ms. Evan served as Executive Vice President of Finance and Administration and Chief Financial Officer of VeriSign, Inc., a provider of intelligent infrastructure services for the Internet and telecommunications networks. From June 1996 until December 2000, she served as Vice President of Finance and Administration and Chief Financial Officer of VeriSign, Inc. From 1988 to June 1996, Ms. Evan worked as a financial consultant in the capacity of chief financial officer, vice president of finance or corporate controller for various public and private companies and partnerships, including VeriSign, Inc. from November 1995 to June 1996. Prior to 1988, she was employed by KPMG LLP, most recently as a senior manager. Ms. Evan serves as a director of a number of privately held companies. Ms. Evan is a Certified Public Accountant and holds a B.S. in Commerce with a concentration in Accounting and Finance from Santa Clara University.	2006

(1)
Member of Audit Committee

(2)
Member of Compensation Committee

(3)
Member of Nominating and Governance Committee

Name of Director	Age	Position/Principal Occupation During Past Five Years	Director Since
Mark P. Gorenberg(2)(3)	54
		Mark P. Gorenberg has served as a director since April 2004. Since 1990, Mr. Gorenberg has been a managing member of Hummer Winblad Equity Partners II, L.P., Hummer Winblad Equity Partners III, L.L.C., Hummer Winblad Equity Partners IV, L.L.C., Hummer Winblad Equity Partners V, L.L.C., and Hummer Winblad Equity Partners VI, L.L.C. Previously, Mr. Gorenberg was a Senior Software Manager in advanced product development at Sun Microsystems, Inc., a provider of network computing products and services. Mr. Gorenberg currently serves as a director of a number of privately held companies. He is also a member of the Corporation of the Massachusetts Institute of Technology. Mr. Gorenberg holds a B.S. in Electrical Engineering from Massachusetts Institute of Technology, an M.S. in Electrical Engineering from the University of Minnesota and an M.S. in Engineering Management from Stanford University.	2004
Joshua G. James	36	Joshua G. James is one of our founders and has served as a director since 1998 and as our Chief Executive Officer or President since 1996. From 1996 to 1998, Mr. James co-founded and co-managed several entities that were our predecessors. Mr. James also served on the Brigham Young University eBusiness Advisory Board and is a Platinum Founder of the BYU Center for Entrepreneurship. He has lectured for numerous university classes and served on several other industry, advisory and private company boards. Mr. James attended Brigham Young University.	1998
Rory T. O'Driscoll(1)(2)	44
		Rory T. O'Driscoll has served as a director since June 2005. Mr. O'Driscoll is a Managing Member of Scale Venture Management, LLC and Scale Venture Management II, LLC. Mr. O'Driscoll joined BA Venture Partners, a venture capital firm and the predecessor to Scale Venture Management LLC, in 1994. Prior to joining BA Venture Partners, Mr. O'Driscoll worked in Corporate Development at Bank of America and was a founder and the Chief Executive Officer of Mercia Ltd., a manufacturing company based in the United Kingdom. Mr. O'Driscoll currently serves as a director of a number of privately held companies. Mr. O'Driscoll holds a B. Sc. in	2005

(1)
Member of Audit Committee

(2)
Member of Compensation Committee

(3)
Member of Nominating and Governance Committee

Name of Director	Age	Position/Principal Occupation During Past Five Years	Director Since
		Economics with a specialization in accounting and finance from the London School of Economics.
John R. Pestana	36	John R. Pestana is one of our founders and served as Chairman of the Board of Directors from 1998 to February 2008. Mr. Pestana served as our Executive Vice President, Customer Success from 2004 to November 2007. From 1998 to 2004, Mr. Pestana served as our President, and from 1996 to 1998, Mr. Pestana co-founded and co-managed several entities that were our predecessors. Mr. Pestana is a Platinum Founder of the BYU Center for Entrepreneurship. Mr. Pestana currently serves as a director of a number of privately held companies. Mr. Pestana attended Brigham Young University.	1998

(1)
Member of Audit Committee

(2)
Member of Compensation Committee

(3)
Member of Nominating and Governance Committee

Executive Officers

        Certain information regarding our executive officers as of September 21, 2009, is set forth below, including with respect to each executive officer of the Company, the name and age of the officer as of September 21, 2009, present position with the Company and employment history during the past five years. Information pertaining to Joshua G. James, who is currently a director and an executive officer of the Company, may be found in "The Company Board of Directors" section above.

Name of Officer	Age	Position/Principal Occupation During Past Five Years
Brett M. Error	37
		Brett M. Error has served as our Chief Technology Officer and Executive Vice President, Products since 1999. Prior to joining us, Mr. Error worked for an Internet service provider and Web development agency. Mr. Error holds a B.S. in Biology from the University of Utah.
Christopher C. Harrington	40
		Christopher C. Harrington has served as our President, Worldwide Sales since January 2003. From November 2001 to December 2002, Mr. Harrington was Vice President, Worldwide Sales for Domain Systems, Inc., an enterprise software provider. From 2000 to 2001, Mr. Harrington was Vice President, Worldwide Sales of RichFX, Inc., an online visual merchandising and marketing service provider. From 1997 to 2000, Mr. Harrington was Vice President, Worldwide Sales of Viewpoint Corporation (a Computer Associates company), a provider of visual marketing technology and services. From 1994 to 1997, Mr. Harrington was National Sales Operations Manager for The DIRECTV Group, Inc., a direct broadcast satellite television provider. From 1988 to 1994, Mr. Harrington was Call Center Director for Convergys Corporation (a Cincinnati Bell company),

Name of Officer	Age	Position/Principal Occupation During Past Five Years
		a provider of third-party call center solutions. Mr. Harrington attended Southern Utah University.
Michael S. Herring	40
		Michael S. Herring has served as our Chief Financial Officer and Executive Vice President since November 2004. From November 2000 to August 2004, Mr. Herring served as Chief Financial Officer of MyFamily.com, Inc., an online network. Mr. Herring was also Vice President, Finance of Third Age Media, Inc., an Internet content company, and the Controller of Anergen, Inc., a biotechnology company. Mr. Herring is a Certified Public Accountant and holds a B.A. in Economics and Political Science from the University of California at Los Angeles.
John F. Mellor	43
		John F. Mellor has served as our Executive Vice President, Business Development and Corporate Strategy since January 2008. From March 2006 until January 2008, Mr. Mellor served as our Senior Vice President, Business Development and served in other positions with the Company from 2003 until March 2006. From 2002 to 2003, Mr. Mellor was Senior Vice President of Marketing and Business Development for Frontline Educational Products, LLC, a direct marketing company. From 2000 to 2002, Mr. Mellor was Senior Vice President of Corporate Development for RichFX, Inc., an online visual merchandising and marketing service provider. Mr. Mellor co-founded and also served as Senior Vice President of Strategy and Business Development for Viewpoint Corporation (a Computer Associates company), a provider of visual marketing technology and services. Mr. Mellor holds a B.S. in Mechanical Engineering and an M.B.A. from Brigham Young University.

CORPORATE GOVERNANCE

Board Structure and Committee Composition

        The Board of Directors is composed of seven directors and maintains the following three standing committees: (1) the Audit Committee; (2) the Compensation Committee; and (3) the Nominating and Governance Committee. The membership and the function of each of the committees are described below. The Board may from time to time establish a new committee or dissolve an existing committee depending on the circumstances.

Director's Name	Audit Committee	Compensation Committee	Nominating and Governance Committee
Non-Employee Directors:
D. Fraser Bullock, Chairman
Gregory S. Butterfield
Dana L. Evan
Mark P. Gorenberg
Rory T. O'Driscoll
John R. Pestana
Employee Directors:
Joshua G. James

Chairperson	Member	Financial Expert

        The Board of Directors held 10 meetings during 2008. The Audit Committee held five meetings, the Compensation Committee held six meetings and our Nominating and Governance Committee held two meetings in 2008. Each director attended at least 75% of all Board and applicable Committee meetings. We encourage, but do not require, the Board members to attend the annual meeting of stockholders. All of our directors attended our 2008 annual meeting of stockholders.

Director Independence

        Our corporate governance guidelines provide that a majority of the Board of Directors shall consist of independent directors. The Board has undertaken a review of the independence of each director and considered whether each director had a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, the Board determined that there was a reasonable basis to conclude Ms. Evan and Messrs. Bullock, Butterfield, Gorenberg and O'Driscoll, representing five of our six non-employee directors and five of our seven directors, are "independent directors" as such term is defined for purposes of the rules applicable to companies listed on The Nasdaq Global Select Market, or the Nasdaq rules. Messrs. James and Pestana do not meet the independence standards above because they are or were within the past three years employees and executive officers of Omniture. In addition, the Board also determined that there was a reasonable basis to conclude that each member of the Audit Committee meets the heightened independence standards required for audit committee members under the applicable listing standards.

Audit Committee

        Ms. Evan and Messrs. Butterfield and O'Driscoll comprise the Audit Committee of the Board of Directors. Ms. Evan is the chair of the Audit Committee. The Board has determined that there is a reasonable basis to conclude that each member of the Audit Committee satisfies the requirements for independence and financial literacy under the SEC rules and the listing standards of The Nasdaq Global Select Market. The Board has also determined that there is a reasonable basis to conclude that Ms. Evan qualifies as an "audit committee financial expert" as defined in the SEC rules and satisfies the financial sophistication requirements set forth in the Nasdaq rules. The primary purpose of the Audit Committee is to assist the Board in the oversight and monitoring of the integrity of the financial statements of the Company, the Company's compliance with legal and regulatory requirements, the Company's independent registered public accounting firm's qualifications, independence and performance and the Company's internal accounting and financial controls and reporting practices. The Audit Committee is responsible for, among other things:

  •
  selecting, appointing, retaining and overseeing the work of our independent registered public accounting firm for the purpose of preparing or issuing an audit report or related work;

  •
  evaluating the qualifications, performance and independence of the independent registered public accounting firm and other accounting firms retained to provide services to the Company, as the case may be;

  •
  pre-approving audit and non-audit services provided to the Company by the independent registered public accounting firm and other retained accounting firms, as the case may be;

  •
  reviewing on a continuing basis the adequacy of our internal control structure and procedures for financing reporting;

  •
  reviewing and discussing with management and the independent registered public accounting firm the annual audited financial statements and quarterly unaudited financial statements, including the disclosures made in "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Company's annual and quarterly reports on Form 10-K and Form 10-Q, respectively, filed with the SEC;

  •
  the audit committee report included in our annual proxy statements;

  •
  providing oversight of and review at least annually of our guidelines and policies with respect to risk assessment and risk management, including the Company's investment policies;

  •
  providing oversight of and review of our policies regarding information technology and management information systems;

  •
  reviewing and approving or ratifying any related party transactions in accordance with the terms of our policy concerning such transactions;

  •
  reviewing and approving our Code of Conduct and amendments to and compliance with it;

  •
  establishing and monitoring procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

  •
  serving as our qualified legal compliance committee.

        The Audit Committee has the authority to approve the hiring and firing of the independent registered public accounting firm, all audit engagement fees and terms and all non-audit engagements, as permissible, with such firm or other accounting firms, as the case may be. The Audit Committee may obtain advice and assistance from outside legal counsel, experts or other advisors, with the authority to retain such counsel, experts or other advisors in its discretion, along with the authority to approve related fees and retention terms. The Audit Committee operates pursuant to a charter, which is accessible on the Investor Relations section of our website at http://www.omtr.com.

Compensation Committee

        Ms. Evan and Messrs. Butterfield, Gorenberg and O'Driscoll comprise the Compensation Committee of the Board of Directors. Mr. Butterfield is the chair of the Compensation Committee. The Board has determined that there is a reasonable basis to conclude that each member of the Compensation Committee meets the requirements for independence under the listing standards of The Nasdaq Global Select Market. The Compensation Committee is responsible for, among other things:

  •
  determining or recommending to the Board for its determination the compensation of our chief executive officer and other officers who report to our chief executive officer, including general compensation goals and guidelines and performance targets and the criteria by which incentive bonus compensation are determined;

  •
  reviewing and approving our executive compensation policies, plans, and programs generally, including any incentive compensation plans and equity-based plans;

  •
  reviewing and approving all forms of compensation to be provided to our officers;

  •
  administering our equity compensation plans within the authority delegated by the Board, including granting and amending equity awards under our plans;

  •
  the compensation committee report included in our annual proxy statements; and

  •
  reviewing and discussing with management the Compensation Discussion and Analysis and, based on such review and discussions, recommending whether it be included in our annual proxy statements.

        The Compensation Committee may delegate its authority to a subcommittee or its chairperson when it deems it appropriate or in the best interests of the Company; provided, however that such delegation is not in violation of applicable law or the rules and regulations of companies with securities quoted on The Nasdaq Global Select Market. The Compensation Committee may also delegate to certain officers the authority to make equity plan grants to non-officer employees and to officers (other than executive officers for purposes of Section 16 of the Exchange Act) subject to limitations set forth by the Compensation Committee on such awards and compliance with Delaware General Corporation Law. The Compensation Committee operates pursuant to a charter, which is accessible on the Investor Relations section of our website at http://www.omtr.com.

Compensation Committee Interlocks and Insider Participation

        During 2008, Ms. Evan and Messrs. Bullock, Butterfield, Gorenberg and O'Driscoll served on the Compensation Committee of the Board of Directors. On May 14, 2008, Mr. Bullock was released from service on the Compensation Committee and Ms. Evan was appointed to serve on the Compensation Committee. None of the members of the Compensation Committee is an officer or employee of the Company. None of our executive officers have served during the last fiscal year, as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving on the Board or our Compensation Committee.

Nominating and Governance Committee

        Messrs. Bullock and Gorenberg comprise the Nominating and Governance Committee of the Board of Directors. Mr. Bullock is the chair of the Nominating and Governance Committee. The Nominating and Governance Committee is responsible for, among other things:

  •
  assisting the Board in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to the Board;

  •
  developing and recommending governance principles applicable to the Company and the Board;

  •
  overseeing the evaluation of the Board and management; and

  •
  assisting the Board by identifying prospective director nominees and the director nominees for annual meetings of stockholders.

        The Nominating and Governance Committee operates pursuant to a charter, which is accessible on the Investor Relations section of our website at http://www.omtr.com.

Consideration of Director Nominees

  Stockholder Recommendations

        The policy of the Board of Directors is that the Nominating and Governance Committee is to consider properly submitted stockholder recommendations and nominations for candidates for membership on the Board as described under "Identifying and Evaluating Nominees for Directors" below. In evaluating the proposed candidates, the Nominating and Governance Committee seeks to bring to the Board a balance of relevant knowledge, experience and capability while addressing the considerations identified under "Director Qualifications" below. Any stockholder recommendations proposed for consideration by the Nominating and Governance Committee should include evidence of the stockholder's ownership of Omniture common stock as well as the nominee's name, home and business addresses and other contact information, detailed biographical data, qualifications for Board membership, and information regarding any relationships between the recommended candidate and Omniture within the last three years, and should be addressed to:

Omniture, Inc.
550 East Timpanogos Circle
Orem, Utah 84097
 Attention: Secretary

  Stockholder Nominees

        Our bylaws permit stockholders to nominate director candidates for consideration at an annual meeting of stockholders and to solicit proxies in favor of such nominees.

  Director Qualifications

        The Board of Directors does not currently believe there are any specific minimum qualifications that must be met by each candidate for the Board, other than what is required under applicable SEC and the listing standards of The Nasdaq Global Select Market, nor does the Board currently believe there are any specific qualities or skills necessary for one or more of the members of the Board to possess. However, our corporate governance guidelines identify some of the many factors that the Nominating and Governance Committee will consider when evaluating candidates for a position on the Board, including matters of character, judgment, independence, diversity, age, expertise, diversity of experience, length of service, other time commitments and the like. The Board also believes that eligible candidates must complement a Board that is comprised of directors who are predominately independent and of high integrity, and who offer the relevant experience, leadership skills and other qualifications that will increase overall Board effectiveness.

  Identifying and Evaluating Nominees for Directors

        The Nominating and Governance Committee of the Board of Directors is responsible for, among other things, identifying and evaluating potential director candidates and either selecting candidates for nomination to the Board or making recommendations to the Board concerning director nominees. The Nominating and Governance Committee regularly assesses the appropriate size and composition of the Board and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Nominating and Governance Committee considers various potential candidates for director. Candidates may come to the attention of the Nominating and Governance Committee through current Board members, professional search firms, stockholders, employees or other persons. These candidates may be evaluated at regular or special meetings of the Nominating and Governance Committee. As described above, the Nominating and Governance Committee will consider properly submitted stockholder recommendations and nominations for candidates for the Board. Following verification of the status of stockholders proposing candidates, all properly submitted recommendations will usually be aggregated and evaluated by the Nominating and Governance Committee at a regularly scheduled meeting, which is generally the first or second meeting prior to the issuance of the proxy statement for the annual meeting of stockholders. If any materials are provided by a stockholder in connection with the nomination of a director candidate, such materials are forwarded to the Nominating and Governance Committee. The Nominating and Governance Committee may also review materials provided by professional search firms or other parties in connection with a nominee who is not proposed by a stockholder, but will not evaluate such director nominees differently than those recommended by stockholders. In evaluating director candidates, the Nominating and Governance Committee will seek to achieve those objectives described under "Director Qualifications" above and more particularly set forth in our corporate governance guidelines.

Executive Sessions

        Executive sessions of independent directors are held regularly and chaired by Mr. Bullock, who is the Chairman of the Board. Any non-employee director can request that additional executive sessions be scheduled. In addition, the Audit Committee holds regular executive sessions, chaired by Ms. Evan, who is the chair of the Audit Committee.

Compensation of Directors

  Non-Employee Directors

        In March 2006, the Board of Directors adopted a compensation program for non-employee directors. In 2008, we engaged Compensia, Inc., an outside independent compensation consultant, to evaluate the competitiveness of the program and make recommendations regarding potential revisions to the program. Compensia provided market data, historical compensation information and advice regarding best practices in non-employee director compensation and compensation trends. Based on the report and recommendations from Compensia, in September 2008, the Board of Directors amended our compensation program for non-employee directors. The table below sets forth the changes in non-employee director compensation:

Element of Compensation	Prior to September 10, 2008		After September 10, 2008
Annual director retainer	•	$25,000, paid quarterly in arrears	•	$15,000, paid quarterly in arrears
Compensation for Board meetings	•	$2,500 for attendance in person	•	$2,500 for attendance in person
	•	$1,500 for attendance by telephone	•	$1,500 for attendance by telephone
Compensation for Board committee meetings	•	$1,500 for attendance in person	•	$1,500 for attendance in person
	•	$1,000 for attendance by telephone	•	$1,000 for attendance by telephone
Annual cash retainer(1)	•	$10,000 for the chair of the Audit Committee	•	$45,000 for the Chairman of the Board
	•	$3,000 for other Board committee chairs	•	$14,000 for the chair of the Audit Committee
			•	$5,000 for other Board committee chairs
Automatic initial equity award grant(s)(2)	•	a SAR award covering 50,000 shares	•	a SAR award covering 19,000 shares, and
			•	a RSU award covering 7,000 shares
Exercise Price of SAR	•	equal to the fair market value of the common stock on the date of grant	•	equal to the fair market value of the common stock on the date of grant
3-year Vesting Schedule(s) of Equity Awards	•	1/3rd of the shares vest on the 1-year anniversary of the grant date and 1/12th of the shares vest at the end of each quarter thereafter so that the award is fully vested after 3 years	•	1/3rd of the shares vest on each year anniversary of the grant date so that the award is fully vested after 3 years
Automatic annual equity award grant(s)(2)(3)	•	a SAR award covering 25,000 shares	•	a SAR award covering 9,500 shares, and
			•	a RSU award covering 3,500 shares
Exercise Price of SAR	•	equal to the fair market value of the common stock on the date of grant	•	equal to the fair market value of the common stock on the date of grant
1-year Vesting Schedule(s) of Equity Awards	•	vests in full on the day prior to the next annual stockholders meeting	•	vests in full on the day prior to the next annual stockholders meeting

(1)
Prior to September 10, 2008, we did not pay a cash retainer for service as Chairman of the Board.

(2)
Automatic grants will be made from our 2006 Equity Incentive Plan, and vesting is subject to the director continuing to serve on the Board of Directors through the applicable vesting dates. In the table above, an award of stock appreciation rights is referred to as a SAR award, and an award of restricted stock units is referred to as a RSU award.

(3)
Beginning in 2009, automatic annual grants will be made only to directors who have served on the Board for at least 6 months prior to the grant date (the date of the applicable annual stockholders meeting).

        In the event the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options and stock appreciation rights will fully vest and become immediately exercisable, all restrictions on restricted stock and restricted stock units will lapse, all performance goals or other vesting requirements for performance shares will be deemed achieved, and all other terms and conditions will be deemed met.

        Pursuant to a separation agreement with Mr. Pestana dated March 28, 2007, Mr. Pestana voluntarily resigned from his position as Executive Vice President, Customer Success effective upon November 15, 2007, or the separation date. However, Mr. Pestana continues to serve on the Board of Directors. Effective on the separation date, Mr. Pestana entered into a release of claims and acknowledgement providing Omniture with a general release and in which Mr. Pestana agreed to certain restrictive covenants, including confidentiality, and non-competition and non-solicitation for a period of 18 months after the separation date, and pursuant to which Omniture acknowledged it will reimburse Mr. Pestana 100% of the cost of the COBRA premiums for group health, dental and/or vision plans for himself and his covered dependents for up to 18 months after the separation date. Mr. Pestana is entitled to receive the same compensation that each other non-employee director is entitled to receive under our compensation program for non-employee directors, as modified from time to time by the Board. However, Mr. Pestana will not receive any new equity awards under such program until beginning on the date of our annual meeting of stockholders held in 2010. He is currently vesting in stock options that he was awarded prior to his resignation as an executive officer of the Company.

  2008 Compensation of Non-Employee Directors

        The table below sets forth, for each non-employee director, the total amount of compensation related to his or her service during 2008:

Name	Fees Earned in Cash ($)	Stock Option Awards ($)(1)	Total ($)
D. Fraser Bullock(2)	61,861	121,012	182,873
Gregory S. Butterfield(3)	51,043	208,541	259,584
Dana L. Evan(4)	52,158	320,196	372,354
Mark P. Gorenberg(5)	46,929	—	46,929
Rory T. O'Driscoll(6)	47,929	—	47,929
John R. Pestana(7)	36,429	63,799	100,228

(1)
Represents the amount of stock-based compensation expense recognized during the year ended December 31, 2008, for financial accounting purposes in accordance with Statement of Financial Accounting Standards No. 123R (revised 2004), "Share-Based Payment," or SFAS 123R. Assumptions used in the calculation of these amounts are included in Note 8 to our consolidated financial statements for the fiscal year ended December 31, 2008, included in our annual report on Form 10-K filed with the SEC on February 27, 2009.

(2)
On October 25, 2005, Mr. Bullock was granted an option to purchase 108,500 shares of common stock under our 1999 Equity Incentive Plan, with an exercise price of $3.00 per share. One-half of the shares subject to the option vested on October 25, 2006, and the remaining one-half of the shares subject to the option vested on October 25, 2007. The stock option expires on October 24, 2015. As of December 31, 2008, all 108,500 shares subject to this stock option remain available for exercise. However, we did not recognize any stock-based compensation expense related to this stock option because it was granted prior to our adoption of SFAS 123R on January 1, 2006. On May 14, 2008, Mr. Bullock was granted an award of stock appreciation rights covering 25,000 shares of our common stock, with an exercise price of $24.67. This award of stock appreciation rights was not vested as of December 31, 2008.

(3)
On December 5, 2005, Mr. Butterfield was granted an option to purchase 108,500 shares of common stock under our 1999 Equity Incentive Plan, with an exercise price of $3.00 per share. One-half of the shares subject to the stock option vested on December 5, 2006, and the remaining one-half of the shares subject to the stock option vested on December 5, 2007. The stock option expires on December 4, 2015. As of December 31, 2008, 44,250 shares subject to this stock option remained available for exercise. However, we did not recognize any stock-based compensation expense related to this stock option because it was granted prior to our adoption of SFAS 123R on January 1, 2006. On May 23, 2007, Mr. Butterfield was granted an award of stock appreciation rights covering 25,000 shares of our common stock, with an exercise price of $19.11. This award of stock appreciation rights vested on May 14, 2008, and all of the 25,000 shares subject to this award remain available for exercise. On May 14, 2008, Mr. Butterfield was granted an award of stock appreciation rights covering 25,000 shares of our common stock, with an exercise price of $24.67. This award of stock appreciation rights was not vested as of December 31, 2008.

(4)
On May 15, 2006, Ms. Evan was granted an option to purchase 108,500 shares of common stock under our 1999 Equity Incentive Plan, with an exercise price of $8.92 per share. One-half of the shares subject to the stock option vested on May 15, 2007, and the remaining one-half of the shares subject to the stock option vested on May 15, 2008. The stock option expires on May 14, 2016. As of December 31, 2008, 83,500 shares subject to this stock option remained available for exercise. On May 23, 2007, Ms. Evan was granted an award of stock appreciation rights covering 25,000 shares of our common stock, with an exercise price of $19.11. This award of stock appreciation rights vested May 14, 2008, and all 25,000 shares subject to this award remain available for exercise. On May 14, 2008, Ms. Evan was granted an award of stock appreciation rights for 25,000 shares of our common stock, with an exercise price of $24.67. This award of stock appreciation rights was not vested as of December 31, 2008.

(5)
Mr. Gorenberg has never been granted any awards of stock options or stock appreciation rights.

(6)
Mr. O'Driscoll has never been granted any awards of stock option or stock appreciation rights.

(7)
Mr. Pestana served as our Executive Vice President, Customer Success until November 15, 2007, at which time he voluntarily resigned from this position, and until such time he was compensated as an employee and executive officer of the Company. While an employee, on March 29, 2006, Mr. Pestana was granted an option to purchase 50,000 shares of common stock under our 2006 Equity Incentive Plan, with an exercise price of $7.50 per share. As a result of Mr. Pestana's continuing service as a member of the Board of Directors, this stock option continues to vest, and 37,500 of the shares subject to this stock option vest in equal amounts each month until March 29, 2010 and 12,500 of the shares subject to this stock option will vest on March 29, 2010. The stock option expires on March 28, 2016. As of December 31, 2008, 25,781 of the shares subject to this stock option were vested and remained available for exercise, while 24,219 shares subject to the stock option were unvested.

Equity Compensation Plan Information and Equity Award Guidelines

        The following table provides information as of December 31, 2008, regarding total shares subject to outstanding stock options and warrants and total additional shares available for issuance under our existing equity incentive and employee stock purchase plans.

  Securities Authorized for Issuance under Equity Compensation Plans

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (#)		Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)		Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Subject to Outstanding Options, Warrants and Rights) (#)
Equity compensation plans approved by security holders	11,276,897		14.05	(1)	2,100,782	(2)
Equity compensation plans not approved by security holders	2,009,770	(3)	17.80	(4)	711,904	(5)

Total	13,286,667		14.64		2,812,686

(1)
The weighted-average exercise price does not take into account 871,224 shares issuable upon vesting of outstanding RSU awards, which have no exercise price.

(2)
The number of shares remaining available for future issuance includes 537,160 shares under our 2006 Equity Incentive Plan and 1,563,622 shares under our 2006 Employee Stock Purchase Plan. These amounts do not include 3,648,724 additional shares authorized in the first quarter of fiscal 2009 related to our 2006 Equity Incentive Plan. During the first quarter of fiscal 2009, the Board of Directors determined that the annual increase in shares available under the 2006 Employee Stock Purchase Plan for fiscal 2009 would be zero. The calculations used in determining these annual increases to these plans are found under the headings "2006 Equity Incentive Plan" and "2006 Employee Stock Purchase Plan," respectively.

(3)
The shares to be issued under plans not approved by security holders relate to the (a) shares subject to outstanding options granted under the Touch Clarity Limited Enterprise Management Incentives Share Option Plan 2002 and the Touch Clarity Limited 2006 U.S. Stock Plan, each of which were adopted in 2007 in connection with our acquisition of Touch Clarity, each of which do not have any shares remaining available for future issuance, (b) shares subject to outstanding options granted under our 2007 Equity Incentive Plan which was adopted in the first quarter of 2008 in connection with our acquisition of Offermatica, (c) shares subject to outstanding options and rights granted under our 2008 Equity Incentive Plan, which was adopted in the first quarter of 2008 in connection with our acquisition of Visual Sciences, Inc., (d) shares subject to outstanding options and rights granted under the Avivo Corporation 1999 Equity Incentive Plan, Visual Sciences, Inc. Amended and Restated 2000 Equity Incentive Plan, Visual Sciences, Inc. 2004 Equity Incentive Award Plan, and Visual Sciences, Inc. 2006 Employment Commencement Incentive Award Plan (each of which do not have any shares remaining available for future issuance and were adopted in the first quarter of 2008 in connection with our acquisition of Visual Sciences, Inc.) and (e) shares issuable under one non-plan stock option. Each of the adopted or assumed plans were approved by the stockholders of the applicable acquired entity prior to our acquisition of such entities. The shares to be issued under plans not approved by security holders does not include 45,123 shares issued in connection with restricted stock awards assumed from Visual Sciences, Inc., which remain unvested and subject to a right of repurchase in our favor.

(4)
The weighted-average exercise price does not take into account 76,000 shares issuable upon vesting of outstanding RSU awards, which have no exercise price.

(5)
The number of shares remaining available for future issuance includes 191 shares under our 2007 Equity Incentive Plan and 711,713 shares under our 2008 Equity Incentive Plan.

  Stock Option Committee Authority and Limitations

        In March 2006, the Board of Directors created a Stock Option Committee and granted to it authority to grant equity awards to employees from our 2006 Equity Incentive Plan, or 2006 Plan, in accordance with certain specific grant guidelines determined by the Board and the Compensation Committee.

        The Stock Option Committee is composed of two members of our management: Mr. James, our chief executive officer, and Mr. Herring, our chief financial officer. The Stock Option Committee typically meets on the last trading day of each month. The Stock Option Committee has authority to grant equity awards under the 2006 Plan to employees subject to the following guidelines and limitations established by the Board and the Compensation Committee:

  •
  The Stock Option Committee may grant equity awards only to employees who are not: (1) subject to the reporting requirements of Section 16 of the Exchange Act, or Section 16 reporting persons; (2) executive vice presidents or senior vice presidents of Omniture; (3) members of the Stock Option Committee; or (4) employees who hold 5% or more of the outstanding common stock of Omniture.

  •
  All grants of equity awards must be unanimously approved by the Stock Option Committee.

  •
  Equity awards granted by the Stock Option Committee shall be effective upon the last trading day of the month (the last day of the month on which the Nasdaq Global Select Market is open for trading) in which the grants are approved by the Committee, regardless of the day in the particular month on which the grants are approved.

  •
  The exercise price of all equity award grants shall be the closing sales price for Omniture common stock on the effective date for such awards.

  •
  The vesting commencement date for an equity award grant shall be either: (1) the date on which the employee's bona fide employment commences (for newly hired employees); or (2) the effective date of the grant.

  •
  In each calendar year, the Stock Option Committee may not grant equity awards in excess of the following limitations: (1) a maximum of 50,000 shares of common stock under a stock option award to any single employee; (2) a maximum of 25,000 restricted stock units to any single employee; (3) a maximum of 25,000 stock appreciation rights to any single employee; and (4) a maximum of 2,000,000 shares of stock in total for all equity award grants.

        In addition, the Stock Option Committee is required to report at each meeting of the Compensation Committee of the Board concerning equity awards granted by the Committee since the previous meeting of the Compensation Committee.

  Equity Guidelines and Practices

        The Board of Directors has determined that equity awards may be granted under the 2006 Plan by (1) the Board, (2) the Compensation Committee of the Board and (3) the Stock Option Committee. The Compensation Committee has adopted the equity award guidelines described below. These guidelines are designed to comply with: (1) the administrative provisions of the 2006 Plan; (2) the requirements of the Delaware General Corporation Law; (3) the corporate governance requirements of the Nasdaq rules; (4) applicable rules and regulations of the SEC, including those relating to Section 16 of the Exchange Act, or Section 16; and (5) relevant sections of the Code, including Section 422 (incentive stock options), Section 409A (deferred compensation) and Section 162(m) (performance based compensation). The Stock Option Committee's authority to make grants under the 2006 Plan is subject to the guidelines and limitations described above. The following guidelines apply with respect to equity awards made by the Board or the Compensation Committee:

  •
  Only the Board and the Compensation Committee may grant equity awards to employees who are (1) Section 16 reporting persons; (2) executive vice presidents or senior vice presidents of Omniture; (3) members of the Stock Option Committee; or (4) employees who hold 5% or more of the outstanding common stock of Omniture.

  •
  Equity awards shall be effective upon the last trading day of the month (the last day of the month on which the Nasdaq Global Select Market is open for trading) in which the grants are approved by the Board or the Compensation Committee.

  •
  The exercise price of stock options and stock appreciation rights shall be the closing sales price for Omniture common stock on the effective date for such awards. The Compensation Committee shall determine the purchase price of restricted stock, restricted stock units and performance shares; however, such awards generally will be issued for no cash consideration from the recipient of the award.

  •
  The vesting commencement date for an equity award grant shall generally be either: (1) the date on which the employee's bona fide employment commences (for newly hired employees); or (2) the date on which the grant is approved by the Board or Compensation Committee.

        In addition, the Board has retained the authority to make discretionary equity award grants to non-employee directors. Discretionary grants are subject to the guidelines described above, except that the vesting commencement date for any such discretionary award will be the date on which the grant is approved by the Board. Our Compensation Committee may at any time, and without the approval of the Board, modify the guidelines described above to the extent necessary to maintain compliance with state, federal or foreign laws or regulations.

Employee Benefit Plans

  1999 Equity Incentive Plan

        The Board of Directors adopted our 1999 Equity Incentive Plan, or 1999 Plan, in August 1999. Our 1999 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations' employees, and for the grant of nonstatutory stock options to our employees, directors and consultants and any parent and subsidiary corporations' employees and consultants. The 1999 Plan also allows for awards of stock purchase rights. We will not grant any additional awards under our 1999 Plan. Instead we will grant options under our 2006 Plan.

  Administration

        Our Compensation Committee currently administers our 1999 Plan. Under our 1999 Plan, the plan administrator has the power to determine the terms of the awards, including the service providers who will receive awards, the exercise price, the number of shares subject to each award, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise.

  Stock Options

        The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant, and their terms may not exceed ten years. With respect to any participant who owns 10% or more of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The plan administrator determines the term of all other options.

        After termination of an employee, director or consultant, that participant may exercise his or her option for the period of time specified in the stock option agreement subject to the following limitations:

  •
  if the participant is terminated for any reason other than death, disability or cause, then the participant may exercise options vested as of the termination date within three months of the termination date (or within a shorter period not to be less than 30 days or a longer period not to exceed five years after the termination date as determined by the plan administrator), but in no event later than the expiration date of the options;

  •
  if the participant is terminated because of death or disability or dies within three months after a termination other than for cause, then the participant may exercise options vested as of the termination date within 12 months of the termination date (or within a shorter period not to be less than six months or within a longer period not to exceed five years after the termination date as may be determined by the plan administrator), but in no event later than the expiration date of the options; and

  •
  if the participant is terminated for cause, the participant's options expire on the termination date or such later time as determined by the plan administrator.

        "Cause" under our 1999 Plan generally includes participant termination because of:

  •
  any willful violation by the participant of any law or regulation or conviction of a felony or fraud;

  •
  commission of an act of dishonesty that involves personal profit in connection with the Company;

  •
  any material breach of any agreement regarding the terms of a participant's service, including the failure or refusal to perform the material duties required of that participant or a breach of any invention assignment and confidentiality agreement;

  •
  disregard of our policies so as to cause loss, damage or injury to our property, reputation or employees; or

  •
  any other misconduct by the participant that is materially injurious to our financial condition or business reputation.

        Unless the plan administrator provides otherwise, our 1999 Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the participant may exercise an award during his or her lifetime.

  Change-in-Control Transactions

        Our 1999 Plan provides that, in the event of our "change in control," the successor corporation or its parent or subsidiary may assume each outstanding award or substitute or replace it with an equivalent award. If there is no assumption, substitution or replacement of an outstanding award, the award will be exercisable to the extent set forth in the applicable option documents and, if not exercised prior to the consummation of the transaction, will terminate.

  Plan Amendments

        Our 1999 Plan will automatically terminate in 2009. In addition, the Board of Directors has the authority to amend, suspend or terminate the 1999 Plan provided that its action does not impair the rights of any participant.

  2006 Equity Incentive Plan

        The Board of Directors adopted our 2006 Equity Incentive Plan in March 2006 and our stockholders approved the plan in May 2006. Our 2006 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations' employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights and performance shares to our employees, directors and consultants and our parent and subsidiary corporations' employees and consultants.

  Available Shares

        As of September 21, 2009, we have 2,676,980 shares of our common stock available for issuance under the 2006 Plan, and the plan provides for automatic annual increases in the number of shares available for issuance thereunder on the first day of each year equal to the lesser of:

  •
  5% of the outstanding shares of our common stock on the last day of the preceding year; and

  •
  60,000,000 shares.

        In the event we experience any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares or other securities, or other change in our corporate structure affecting the shares occurs, the administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2006 Plan, will make appropriate adjustments to outstanding awards and to the shares available for issuance under the 2006 Plan.

  Administration

        Our Compensation Committee is currently the plan administrator responsible for administering our 2006 Plan. The plan administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to the award, the exercisability of the award and the form of consideration to pay the exercise price. The plan administrator also has the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced or outstanding awards may be surrendered in exchange for awards with a lower exercise price.

        Unless the plan administrator provides otherwise, our 2006 Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

  Stock Options

        The plan administrator determines the exercise price of options granted under our 2006 Plan, but with respect to nonstatutory stock options and incentive stock options within the meaning of Section 422 of the Code, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years. With respect to any participant who owns 10% or more of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The plan administrator determines the term of all other options.

        After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option may not be exercised later than its expiration date.

  Restricted Stock Units

        We are authorized to grant restricted stock units under our 2006 Plan. Restricted stock units are awards that result in the issuance of common stock to a participant only if the vesting criteria are satisfied. The plan administrator will determine the terms and conditions of restricted stock units, including the vesting criteria and the timing of payment.

  Stock Appreciation Rights

        We are authorized to grant stock appreciation rights under our 2006 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The plan administrator determines the terms of stock appreciation rights, including when these rights become exercisable and whether to pay the increased appreciation in cash, with shares of our common stock, or with a combination thereof. Stock appreciation rights expire under the same rules that apply to stock options.

  Restricted Stock Awards

        We are authorized to grant restricted stock awards under our 2006 Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the plan administrator. The plan administrator will determine the number of shares of restricted stock granted to any employee. The plan administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the plan administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

  Transferability

        Unless the administrator determines otherwise, awards granted under the 2006 Plan may not be sold, pledged, assigned, hypothecated, transferred or disposed of other than by will or the laws of descent or distribution and may be exercised during a participant's lifetime only by the participant.

  Change-in-Control Transactions

        Our 2006 Plan provides that, in the event of our "change in control," each outstanding award will be treated as the plan administrator determines, including that the successor corporation or its parent or subsidiary will assume, or substitute an equivalent award for, each outstanding award. The plan administrator will not be required to treat all awards similarly. If there is no assumption or substitution of outstanding awards, participants will fully vest in and have the right to exercise the option or stock appreciation right as to all of the shares subject to the award, all restrictions on restricted stock and restricted stock units will lapse, and all performance goals or other vesting requirements for performance-based awards will be deemed achieved at 100% of target levels and all other terms and conditions will be deemed met. If an option or stock appreciation right is not assumed or substituted, the plan administrator will notify the participant that the option or stock appreciation right will be exercisable for a period of time determined by the plan administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of the period of time the plan administrator provides in the notice.

  Plan Amendments

        Our 2006 Plan will automatically terminate in 2016, unless we terminate it sooner. The Board of Directors has the authority to amend, suspend or terminate the 2006 Plan provided that its action does not impair the rights of any participant.

2006 Employee Stock Purchase Plan

        The Board of Directors adopted the 2006 Employee Stock Purchase Plan in March 2006 and our stockholders approved the plan in May 2006.

  Available Shares

        As of September 21, 2009, a total of 1,526,695 shares of our common stock available for sale under this plan. In addition, our 2006 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under the 2006 Employee Stock Purchase Plan on the first day of each year equal to the least of:

  •
  1% of the outstanding shares of our common stock on the first day of the year;

  •
  12,000,000 shares; and

  •
  such other amount as may be determined by the Board of Directors or a committee thereof.

        Our Compensation Committee is responsible for administering our 2006 Employee Stock Purchase Plan. The Board of Directors or its committee has full and exclusive authority to interpret the terms of the 2006 Employee Stock Purchase Plan and determine eligibility.

  Eligibility

        All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock if that employee:

  •
  immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or

  •
  if that employee's rights to purchase stock under all of our employee stock purchase plans would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year in which these rights are outstanding.

  Offering Periods

        Our 2006 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Code, and provides for consecutive, non-overlapping six-month offering periods. The offering periods generally start on the first trading day on or after February 15 and August 15 of each year.

  Limitations

        Our 2006 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 10% of their eligible compensation, which includes their wage gross earnings, commissions, overtime and shift premiums, exclusive of payments for incentive compensation, bonuses and other compensation. A participant may purchase a maximum of 1,000 shares of common stock during a six-month offering period.

  Purchase of Shares

        Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month offering period. The purchase price is 95% of the fair market value of our common stock at the exercise date. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

  Transferability

        A participant may not transfer rights granted under the 2006 Employee Stock Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under the 2006 Employee Stock Purchase Plan.

  Change of Control Transactions

        In the event of our "change of control," a successor corporation may assume or substitute for each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase rights, the offering period then in progress will be shortened, and a new exercise date will be set.

  Plan Amendments

        The Board of Directors has the authority to amend or terminate our 2006 Employee Stock Purchase Plan, except that, subject to certain exceptions described in the 2006 Employee Stock Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under our 2006 Employee Stock Purchase Plan.

  401(k) Plan

        We maintain a retirement plan, or the Omniture 401(k) Plan, which was adopted on January 1, 2000 and which is intended to be a tax-qualified retirement plan and related trust under Sections 401(a) and 501(a), respectively, of the Code. Contributions to the Omniture 401(k) Plan and earnings on those contributions are not taxable to the employees until distributed from the Omniture 401(k) Plan, and all contributions are deductible by us when made. The Omniture 401(k) Plan covers substantially all of our employees who are age 21 or older beginning the month following their hire. Currently, employees may elect to contribute up to 100% of their compensation, or the statutorily prescribed limit, if less, to the Omniture 401(k) Plan. We match 50% of each employee's contributions up to a maximum of 3% per pay period of the employee's base salary, bonuses and commissions. The Omniture 401(k) Plan has a profit-sharing element whereby we can make a discretionary contribution in an amount to be determined annually by the Board of Directors. An employee's interest in his or her deferrals are 100% vested when contributed, and any employer matching or profit-sharing contributions will vest equally each year over four years. On May 18, 2008, the Visual Sciences 401(k) Plan and the Offermatica 401(k) Plan were merged into the Omniture 401(k) Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information concerning the beneficial ownership of our common stock of:

  •
  each person who we know beneficially owns more than 5% of our common stock;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all current directors and executive officers as a group.

        We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated in the footnotes below, we believe, based on information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

        Applicable percentage ownership is based on 77,306,452 shares of common stock outstanding at September 21, 2009. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares of common stock subject to options held by the person that are currently exercisable or exercisable within 60 days of September 21, 2009 (which is November 20, 2009). We did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

        Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Omniture, Inc., 550 East Timpanogos Circle, Orem, Utah 84097.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (#)(1)	Percentage of Common Stock Outstanding (%)
5% Stockholders:
T. Rowe Price Associates, Inc.(2)	8,609,830	11.1%
Directors and Executive Officers:
Joshua G. James(3)	3,274,856	4.2%
Michael S. Herring(4)	249,962	*
Brett M. Error(5)	866,177	1.1%
Christopher C. Harrington(6)	192,111	*
John F. Mellor(7)	136,726	*
D. Fraser Bullock(8)	316,373	*
Gregory S. Butterfield(9)	69,250	*
Dana L. Evan(10)	141,000	*
Mark P. Gorenberg(11)	1,933,058	2.5%
Rory T. O'Driscoll(12)	1,750,953	2.3%
John R. Pestana(13)	971,280	1.3%

All directors and executive officers as a group (11 persons)(14)	9,901,746	12.6%

*
Less than 1%.

(1)
The information provided in this table is based on our records, information supplied to us by our executive officers, directors and principal stockholders and information contained in Schedules 13D and 13G filed with the Securities and Exchange Commission.

(2)
The address of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, MD 21202. Beneficial ownership is based solely upon a Schedule 13G/A filed with the SEC on June 10, 2009, by T. Rowe Price Associates, Inc. reporting holdings of Omniture, Inc. These securities are owned by various individual and institutional investors, for which T. Rowe Price Associates, Inc. (Price Associates) serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirement of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(3)
Represents 1,181,155 shares that are directly owned by Mr. James, 1,903,333 shares that are directly owned by Cocolalla, LLC; and 190,368 shares issuable in connection with rights to acquire stock held by Mr. James that are issuable or exercisable within 60 days of September 21, 2009. Mr. James is the managing member of Cocolalla, LLC, and he has sole power to vote and dispose of the shares that are directly owned by Cocolalla, LLC.

(4)
Represents 200,045 shares that are directly owned by Mr. Herring, 43,563 shares issuable in connection with rights to acquire stock held by Mr. Herring that are issuable or exercisable within 60 days of September 21, 2009; and 6,354 shares held by Mr. Herring's minor sons.

(5)
Represents 531,772 shares that are directly owned by Mr. Error and 334,405 shares issuable in connection with rights to acquire stock held by Mr. Error that are issuable or exercisable within 60 days of September 21, 2009.

(6)
Represents 6,110 shares that are directly owned by Mr. Harrington and 186,001 shares issuable in connection with rights to acquire stock held by Mr. Harrington that are issuable or exercisable within 60 days of September 21, 2009.

(7)
Represents 92,567 shares that are directly owned by Mr. Mellor and 44,159 shares issuable in connection with rights to acquire stock held by Mr. Mellor that are issuable or exercisable within 60 days of September 21, 2009.

(8)
Represents 133,500 shares issuable in connection with rights to acquire stock held by Mr. Bullock that are issuable or exercisable within 60 days of September 21, 2009, and 182,873 shares held by Jennifer Bullock, Mr. Bullock's spouse.

(9)
Represents 69,250 shares issuable in connection with rights to acquire stock held by Mr. Butterfield that are issuable or exercisable within 60 days of September 21, 2009.

(10)
Represents 7,500 shares that are directly owned by Ms. Evan and 133,500 shares issuable in connection with rights to acquire stock held by Ms. Evan that are issuable or exercisable within 60 days of September 21, 2009.

(11)
Represents 2,000 shares directly owned by Mr. Gorenberg. Also Represents 1,931,058 shares that are directly owned by Hummer Winblad Venture Partners V, L.P. ("HWVP V"). The address of HWVP V is 1 Lombard Street, San Francisco, California 94111. Hummer Winblad Equity Partners V, L.L.C. ("HWEP V"), the general partner of HWVP V, may be deemed to have sole power to vote and dispose of the shares that are directly owned by HWVP V, and John Hummer, Ann L. Winblad, Mr. Gorenberg, Mitchell Kertzman and Douglas Hickey, the managing members of HWEP V, may be deemed to have shared power to vote and dispose of such shares. Mr. Gorenberg disclaims beneficial ownership in the shares held by HWVP V, except to the extent of his pecuniary interest therein.

(12)
Represents the shares held by Scale Venture Partners II, L.P. ("SVP"). The address of SVP is 950 Tower Lane, Suite 700, Foster City, California 94404. The voting and disposition of these shares held by SVP is determined by a two-thirds-in-interest of the six managing members of Scale Venture Management II, LLC, its general partner. Rory T. O'Driscoll is a managing member of

  Scale Venture Management II, LLC and, as such, has a pecuniary interest in a portion of the shares held by SVP. Mr. O'Driscoll disclaims beneficial ownership of the shares held by SVP, except to the extent of his proportionate pecuniary interest therein.

(13)
Represents 758,104 shares that are directly owned by Mr. Pestana and 33,593 shares issuable upon the exercise of options that are exercisable within 60 days of September 21, 2009. Also Represents 179,583 shares that are directly owned by Erutinmo, LLC. Mr. Pestana, a member of the Board of Directors, is the managing member of Erutinmo, LLC, and he has sole power to vote and dispose of the shares that are directly owned by Erutinmo, LLC.

(14)
Represents 1,168,339 shares issuable upon the exercise of options or stock appreciation rights held by our executive officers and directors that are exercisable within 60 days of September 21, 2009.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires our directors, executive officers and persons who beneficially own more than 10% of our common stock to file with the SEC initial reports of beneficial ownership on Form 3 and reports of changes in beneficial ownership of our common stock and other equity securities of Omniture on Form 4 or Form 5. Such directors, executive officers and 10% stockholders are also required by SEC rules to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of the copies of such forms we received, we believe that, during the fiscal year ended December 31, 2008, all Section 16(a) filing requirements applicable to our directors, executive officers and 10% stockholders were satisfied.

        Our Insider Trading Policy permits directors, officers and other employees covered under the policy to establish, subject to certain conditions and limitations set forth in the policy, written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act, which permit automatic trading of common stock of Omniture, Inc. or trading of common stock by an independent person (such as a stockbroker) who is not aware of material, nonpublic information at the time of the trade.

TRANSACTIONS WITH RELATED PERSONS

Policies and Procedures

        The Company has a written policy regarding the review and approval of related party transactions. Potential related party transactions are identified through an internal review process and those transactions that are determined to be interested transactions with related parties, as defined in the policy, are submitted for review and approval or ratification by the Audit Committee of the Board of Directors. In determining whether to approve or ratify an interested transaction, the Audit Committee takes into account, among other factors it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction. No director shall participate in the approval of an interested transaction for which he or she is a related party, except that the director shall provide all material information concerning the transaction to the Audit Committee.

Registration Rights Agreement

        Pursuant to the terms of an amended and restated registration rights agreement, Hummer Winblad Venture Partners V, L.P., Scale Venture Partners II, L.P., Cocolalla, LLC, Joshua G. James, Erutinmo, LLC, John R. Pestana and D. Fraser Bullock, who collectively hold approximately 10% of our common stock as of September 21, 2009, are entitled to certain rights with respect to the registration of those shares under the Securities Act of 1933, as amended, or the Securities Act. These shares are referred to as registrable securities. The holders of registrable securities possess registration rights pursuant to the terms of an amended and restated registration rights agreement between these holders of registrable securities and us. The amended and restated registration rights agreement provides that, if we determine to register any of our securities under the Securities Act, these holders are entitled to written notice of the registration and are entitled to include all or any portion of their registrable shares in the registration, subject to certain limitations. In addition, holders of registrable securities will have the right to require us, on no more than two occasions, to file a registration statement under the Securities Act to register all or any part of the registrable securities held by them, subject to certain conditions and limitations. Further, these holders may require us to register all or any portion of their registrable securities on Form S-3, so long as this form is available to us, subject to certain conditions and limitations.

Agreements with Directors and Executive Officers

        We have entered into indemnification agreements with each of our directors and executive officers. These agreements and our certificate of incorporation and bylaws require us to indemnify our directors and executive officers to the fullest extent permitted under Delaware law. See heading "Indemnification and Insurance" of the Schedule 14D-9, which information is incorporated herein by reference.

        We have also entered into employment and change of control agreements with our executive officers as more fully described under the "Employment Agreements and Change-in-Control Arrangements" section of this Information Statement. See also heading "Arrangements with Executive Officers and Directors of the Company" of the Schedule 14D-9, which information is incorporated herein by reference.

EXECUTIVE COMPENSATION

        The following discussion and analysis relates to the compensation paid during the 2008 fiscal year to the executive officers named in the Summary Compensation Table.

Compensation Discussion and Analysis

  Overview of Compensation

        The Compensation Committee of the Board of Directors determines compensation objectives, philosophy and forms of compensation and benefits for our employees. In addition to other responsibilities given to the Compensation Committee by the Board from time to time, the committee determines the compensation of our chief executive officer and other officers who report to our chief executive officer, including general compensation goals and guidelines and performance targets and the criteria by which incentive bonus compensation are determined. The Compensation Committee reviews and approves our executive compensation policies, plans, and programs generally, including any incentive compensation plans and equity-based incentive plans. The Compensation Committee also administers our equity incentive plans within the authority delegated by the Board. Several members of senior management also participate in the Compensation Committee's executive compensation process and the Compensation Committee receives reports and recommendations from Compensia, Inc., an outside, independent compensation consulting firm. This Compensation Discussion and Analysis discusses our executive compensation program and the amounts shown in the executive compensation tables that follow for our named executive officers, or NEOs. Our NEOs are the following executive officers:

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  Joshua G. James, our Co-Founder, President and Chief Executive Officer, or CEO;

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  Michael S. Herring, our Chief Financial Officer and Executive Vice President;

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  Brett M. Error, our Chief Technology Officer and Executive Vice President, Products;

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  Christopher C. Harrington, our President, Worldwide Sales and Client Services; and

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  John F. Mellor, our Executive Vice President, Business Development and Corporate Strategy.

        In general, the types of compensation and benefits provided to our NEOs are equivalent to those provided to most other employees and include salary, incentive cash bonuses, long-term equity incentive awards, and other benefits as described below.

  Executive Compensation Philosophy, Objectives and Challenges

        Omniture's Compensation Committee has responsibility for implementing our executive compensation philosophy and ensuring that the total compensation paid to our executive leadership team, including our named executive officers, is competitive. The primary objectives of our executive compensation are to:

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  attract, motivate and retain highly qualified and talented executives needed to manage and staff a high-growth business operation in an innovative industry;

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  align management and stockholder interests by tying a large percentage of executives' compensation, in the form of cash incentives and long-term equity incentives, to performance of the Company;

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  provide incentives for superior performance and motivate executives to attain both individual and group goals that are established by management and the Board by tying annual cash incentives to achievement of those goals; and

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  compensate our executives at levels competitive with peer companies.

        Our philosophy with respect to our executive compensation is to reward the individuals with the greatest responsibilities and our top performers—those individuals who we believe have the potential to contribute the most to the success of our business—with commensurate pay packages, but only if they and Omniture achieve a high level of performance. Within Omniture, executive compensation is weighted most heavily towards the members of our executive leadership team because we believe they have the potential to make the greatest impact on our business and financial results.

        Various elements of our compensation are tailored to accomplish specific objectives, including the following:

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  Base salary and benefits are set at a level designed to be competitive with those of our peers in order to allow us to attract and retain highly qualified employees.

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  Annual and quarterly incentive bonuses, or cash incentives, are designed to focus executives' efforts on achievement of short and long-term goals within their areas of responsibility. Additionally, since we believe that a growing, profitable company creates stockholder value, annual incentive cash bonuses are designed to align executives' and stockholders' interests by making payouts contingent on the achievement of metrics such as revenue growth and improved profitability. These performance metrics are tailored to each executive's position and role at Omniture.

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  Equity incentives are designed to align the interests of executives with those of stockholders by rewarding outstanding performance and providing long-term incentives based on stockholder value creation. Equity awards represent a significant portion of the potential long-term incentive compensation of our executives, and time-based vesting of these awards provides incentives for the executives to remain employed with Omniture. Our equity award program for our executive leadership team, including our NEOs, utilizes both stock option awards and, more recently, RSU awards. Stock options provide actual economic value to the holder if the price of Omniture common stock has increased from the grant date at the time the option is exercised. We believe stock options provide both incentive for the executives to increase stockholder value over the long term as well as incentive to remain employed with Omniture. RSUs have economic value when they vest, so that they have some retention value even if the stock price declines or stays flat. Stock options motivate executive officers by providing more potential upside over the long term. RSUs align executive officers with stockholders and balance our compensation program design, as they take into account both upside and downside risk in our stock price. We believe equity compensation provides significant motivation to our executives to contribute to Omniture's growth, financial success and stockholder value.

        In addition, we face challenges in hiring executives due to a number of factors that contribute to the existence of a relatively small pool of available executive talent. These challenges are similar to those faced by many high-growth technology companies. In our opinion, this makes recruiting and retaining key executives difficult, and our compensation takes into account and seeks to address this difficulty. The challenges that we face include the following:

        High Growth.    We are a high-growth technology company. During the past four years, we have grown from 305 employees at December 31, 2005, to 1,189 employees at December 31, 2008. We added approximately 476 employees during 2008. Our revenue has also grown rapidly, as has the geographic and technical scope of our operations. During the past four years, our revenue has grown from $42.8 million for the year ended December 31, 2005, to $295.6 million for the year ended December 31, 2008. Not all executives desire or are suited to manage in a high-growth environment, making the services of our existing executives more valuable and recruiting new executives more difficult.

        Immaturity of the On-Demand Application Delivery Industry.    We believe that we are pioneering an innovative area of business that is not mature and is subject to a variety of risks and uncertainties that make us a more attractive employer to some executives but a less attractive employer to others. We have increased our innovation, and thus our risk and complexity, by broadening our optimization platform and products and services through both organic development and the acquisition of several businesses, intellectual property assets, and technologies, particularly during the past two years.

        Executive Background.    We seek executives with specific experience in key functional areas. We typically hire experienced managers who have operated in a high-growth, technology environment similar to the one in which we operate. Because few technology companies have grown as quickly as we have, the number of executives with the most desirable experience is small and these executives are often more difficult to find. We have expanded our recruiting efforts both geographically and into other industries and the public sector, which leads to increased complexity in recruiting efforts and has required us to be more flexible about compensation and reimbursement of relocation expenses.

        Omniture Culture.    We are a demanding employer, and our fast-moving, challenging culture is not always suited to the executives who comprise the talent pool from which we recruit. We have been fortunate to date in that we believe we have a talented management team and have not experienced a great deal of turnover at the management level. However, like many high-growth technology companies in very dynamic markets, we place extraordinary demands on executive time and attention, and the demands on our executives have grown significantly since we became a public company in 2006.

  Executive Compensation Process

  Role of the Compensation Committee and Chief Executive Officer in Determining Executive Compensation

        On an annual basis, the Compensation Committee (1) leads the independent directors of the Board in a discussion and review of the performance of our CEO, (2) evaluates and establishes the compensation of our CEO in consultation with the independent members of the Board, (3) evaluates and establishes the compensation of other NEOs and senior management; and (4) evaluates the compensation objectives, philosophy and forms of compensation and benefits for our employees generally. Members of senior management also participate in the Compensation Committee's executive compensation process each year, including the process for fiscal 2008, and the Compensation Committee receives reports and recommendations from Compensia, Inc., an outside independent compensation consulting firm.

        Our CEO makes recommendations to the Compensation Committee with respect to potential compensation for our other NEOs and other members of the executive leadership team who report to him. Each recommendation includes a review of the executive's contributions and performance over the past year, including achievement of individual and group goals. The recommendations of our CEO are also based on a review of the compensation paid to executives in similar positions at peer companies. The Compensation Committee reviews and gives considerable weight to these recommendations because of Mr. James' direct knowledge of the other executives' performance and contributions; however, the Compensation Committee ultimately uses its collective judgment to determine the base salaries, bonus formulae, financial performance goals and amounts of the resulting target incentive bonuses and the size of each equity award, in each case for our NEOs other than the CEO. The Compensation Committee did not request, and management did not provide, specific compensation recommendations for Mr. James' 2008 compensation. Compensia provided market data, historical compensation information and advice regarding best practices in executive compensation and compensation trends to the Compensation Committee, including with respect to Mr. James' fiscal 2008 compensation. The Compensation Committee's chair, Mr. Butterfield, with input and review by Compensia, developed specific recommendations for Mr. James' compensation in consultation with the other independent directors of the Board. The Compensation Committee then reviewed and discussed those recommendations and reached consensus during an executive session of the Compensation Committee without management or Compensia present, determining and approving Mr. James' compensation independently based on its collective judgment. Mr. James did not participate in any deliberations or voting by the Compensation Committee with respect to his compensation.

  Outside Independent Compensation Consultant

        Compensia has served as our outside independent consultant since 2007, and works directly with us in assisting the Compensation Committee in fulfilling various aspects of the committee's responsibilities as set forth in its charter, particularly with respect to executive compensation matters. Compensia assists us by evaluating and recommending changes to the list of peer companies used to evaluate executive compensation, benchmarking executive compensation against that peer group and providing us with insights and market data on executive and director compensation matters, both generally and within our industry. The Compensation Committee has the authority to retain or terminate any compensation consultant assisting the committee in the evaluation of the CEO or other executive officer compensation, including authority to approve all such compensation consultant's fees and other retention terms. The Compensation Committee also has the authority to obtain advice and assistance from internal or external legal, accounting or other advisors in performing its responsibilities.

  Compensation Peer Group and Benchmarking

        We determine the appropriate level for each compensation component based in part, but not exclusively, on competitive benchmarking consistent with our recruiting and retention goals, our view of internal equity and consistency, overall company performance and other considerations we deem relevant. We conduct an annual benchmark review of our executive compensation, as well as the mix of elements used to compensate our executive officers. This review is based on a number of sources, including the Radford Executive Survey and the SEC filings of the peer group companies. We benchmark our base salary, annual cash incentive bonuses and long-term equity incentives against the updated compensation for the peer group companies. In addition, the Compensation Committee considers survey information of executive compensation paid at these companies when setting executive compensation levels at Omniture, which is used to confirm that our executive compensation is within a reasonable range. The Compensation Committee, based on the management recommendations discussed above and advice from Compensia, annually selects the peer companies, which are generally in the technology sector, based on a number of factors, such as:

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  their size and complexity;

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  their market capitalization;

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  their competition with us for talent;

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  the nature of their businesses;

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  the industries and regions in which they operate; and

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  the structure of their compensation programs (including the extent to which they rely on bonuses and other at-risk, performance-based compensation) and the availability of compensation information.

        For 2008, these companies were Actuate Corporation, Ariba, Inc., Art Technology Group, Blackbaud, Inc., Blackboard, Inc., Chordiant Software, Inc., Concur Technologies, Inc., Informatica Corporation, Kenexa Corporation, Pegasystems, Inc., Rightnow Technologies, S1 Corporation, salesforce.com, inc., Taleo Corporation, The Ultimate Software Group, Inc., Visual Sciences, Inc. (which we acquired), Webex Communications, Inc., Websense, Inc., and Witness Systems, Inc.

        In order to address the challenges discussed above and to reflect the substantial revenue, headcount, geographic and technical growth and change we experienced in 2008 as a result of our organic growth and acquisitions, the list of benchmark companies was updated in connection with its review of 2008 incentive bonus compensation and approval of 2009 executive compensation to reflect the current size and scope of our operations. For purposes of the 2009 executive compensation process, the Compensation Committee used the following companies for the peer group: Actuate Corporation, Akamai Technologies, Inc., ANSYS, Inc., Aspen Technology, Inc., Blackbaud, Inc., Blackboard, Inc., Blue Coat Systems, Inc., Dealer Track Holdings, Inc., Epicor Software Corporation, GSI Commerce, Inc., Informatica Corporation, JDA Software Group, Inc., MicroStrategy Incorporated, salesforce.com, inc., Secure Computing Corporation (which was acquired by McAfee, Inc.), Taleo Corporation, TIBCO Software Inc., and Websense, Inc.

  Tax and Accounting Considerations

        Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, places a limit of $1,000,000 on the amount of compensation that we may deduct as a business expense in any year with respect to our CEO and certain of our executive officers. We can, however, preserve the deductibility of certain performance-based compensation in excess of $1,000,000 if the conditions of Section 162(m) are met, including, among other things, establishing performance criteria that must be met before awards will vest or be paid and stockholder approval. Under applicable guidance for newly public companies, the deduction limitation generally will not apply to compensation paid pursuant to any plan or agreement that existed before the company became publicly held. This exception for newly public companies may be relied upon until the first stockholder meeting to elect directors after the close of the third calendar year following the year in which the initial public offering occurs. We are still within this reliance period for awards granted pursuant to our 2006 Plan. In addition, we generally design our executive compensation program to be eligible for tax deductions to the extent permitted by law, including Section 162(m) of the Code. The Compensation Committee believes that at the present time it is unlikely that the annual salary and incentive compensation paid to any executive officer who is subject to the deduction limit will exceed $1,000,000. However, it is possible that the vesting of certain equity awards that are not performance-based in the future could result in a payment that would not be deductible under Code Section 162(m). In addition, we may from time to time pay compensation to our executive officers that may not be deductible under Section 162(m) of the Code if there are non-tax reasons for doing so.

        Section 409A of the Code imposes additional taxes on certain non-qualified compensation arrangements that do not comply with its requirements. These requirements regulate an individual's election to defer compensation and the individual's selection of the timing and form of distribution of the deferred compensation. Section 409A also generally provides that distributions can only be made on or following the occurrence of a certain event, that is, the individual's separation from service, a predetermined date, a change in control, or the individual's death or disability. For certain key officers, Section 409A requires that such individual's distribution commence no earlier than six (6) months after such officer's separation from service. We have structured our executive compensation program with the intention that it comply with Section 409A of the Code.

        Accounting considerations also play a role in the design of our executive compensation program. For example, SFAS 123R requires that employee stock-based compensation be measured based on its fair-value on the grant date and treated as an expense that is reflected in the financial statements over the related service period, which reduces the amount of our reported profits. Because of option expensing and the impact of dilution on our stockholders, we pay close attention to the number and value of the shares underlying stock option grants.

  Elements of Executive Compensation: Why We Choose Each, How We Determined the Amounts and How Each Relates to Our Objectives

        Our executive compensation consists of the following three main elements: (1) base salary; (2) annual and quarterly incentive bonus compensation, or cash incentives; and (3) long-term equity incentive compensation in the form of stock option awards, beginning in 2008, awards of restricted stock units. As further described below, all NEOs received benefits that our other employees receive, including participation in our employee stock purchase plan and 401(k) plan, in accordance with the terms of those plans, and some of our named executive officers also received personal benefits or perquisites during 2008. Our named executive officers also enjoy certain change-in-control benefits as described below. We place the greatest emphasis on performance-based compensation through the annual and quarterly incentive cash bonuses and the equity awards we grant. Our executives have provided and continue to provide significant strategic leadership and have been one of the keys to our ability to continue to grow successfully.

        When approving the compensation of our executive officers, the Compensation Committee reviews each of the elements of our executive compensation individually and then considers each compensation component as it relates to the other elements and the total compensation made up by the various elements.

        The elements of our executive compensation are described in greater detail below.

        Base Salary.    Base salaries are established based on the scope of each executive's responsibilities, taking into account competitive market compensation paid by companies in our peer group for similar positions. Base salaries are reviewed annually, and they are adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. Base salary is intended to be a baseline, minimum amount of compensation for the executives. Historically, this review has occurred during the first quarter of each fiscal year. Because we have grown rapidly, the market in which we compete for executive talent, the scope of responsibilities for which our executives are responsible and related benchmarked compensation levels have changed rapidly and correspondingly we increased the base salaries of each of our named executive officers in 2008, as described below.

        Annual and Quarterly Incentive Bonus Compensation.    The Compensation Committee has the authority to award annual incentive cash bonuses to our executive officers. The annual incentive cash bonuses are intended to compensate officers for achieving financial, operational and strategic goals and for achieving individual annual performance objectives. These objectives and goals vary depending on the individual executive but have traditionally been allocated to financial factors such as achieving sales bookings, non-GAAP revenue, and non-GAAP earnings targets, managing levels of capital expenditures and gross margin and non-GAAP operating margin targets, and to subjective non-financial strategic factors such as product development milestones, network performance and customer retention. For those executives who perform sales functions, our practice has been to have a disproportionate percentage of incentive bonus compensation be determined based on an individualized sales commission plan, which is directly related to sales or bookings targets and the executive's role in achieving those targets.

        The Compensation Committee has chosen to primarily focus on revenues and operating results because it believes that, as a growth company, we should reward revenue growth—but only if that revenue growth is achieved while maintaining certain profitability targets. Thus, the Compensation Committee considered the chosen metrics to be the best indicators of financial success and stockholder value creation. These annual and quarterly incentive cash bonuses are intended to reward both overall company and individual performance during each quarter and for the full fiscal year and, as such, can be highly variable from year to year. We do not have a formal policy regarding adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of the award or payment or regarding any increase or decrease of the incentive bonus compensation paid to our executive officers in the event of the Company or the executive failing to meet or exceed the established target bonus criteria, and the Compensation Committee exercises its discretion in this regard based on what the committee determines in good faith is best for the company and its stockholders based on the facts and circumstances of the situation.

        In setting performance goals, we assess the anticipated difficulty and relevant importance to the success of the Company of achieving the performance goals. Management develops and the Board approves the Company's annual operating plan after review and discussion. The Board intends for the Company to achieve the goals and objectives set forth in the annual operating plan. However, the annual operating plan is designed to encourage the growth and development of the Company and, therefore, it is intentionally challenging and expected to be achieved only after significant effort by management and the Company as a whole. The performance goals and target levels are set based on the Company's annual operating plan, and consequently the difficulty in achieving the performance goals at the target levels reflects the inherent difficulty in achieving the goals and objectives set forth in the annual operating plan. At the time the 2008 performance goals and target levels were set for our NEOs, it was believed that the target levels would be difficult to achieve with significant effort by each NEO. Accordingly, achievement of a payout at the target amount and above would require substantial efforts by the NEO and very high levels of Company performance. For 2008, these metrics were established so that the relative difficulty of achieving the 2008 target bonuses increased as compared to achieving the 2007 target bonuses as the 2008 metrics generally required performance in 2008 that well exceeded 2007 performance. Accordingly, the target bonus amounts for 2008 were increased from 2007 to provide the executive officers an opportunity for them to share in this potential improved performance if the higher goals were met. The target bonus amounts are set forth under "Grants of Plan-Based Awards During 2008" below.

        Annual and quarterly incentive bonuses are paid in cash in an amount reviewed and approved by the Compensation Committee or its chair. Traditionally, 0 to 75% of these bonuses have been paid quarterly through installments in the month following completion of each quarter once the quarterly review is completed, and 25 to 100% of these bonuses are paid in a single installment in the first quarter following completion of a given fiscal year once the annual audit report has been issued. In the case of objective financial targets, these targets are often subject to a predetermined adjustment schedule. The actual amount of incentive bonus, which varies by individual, is determined following a review of each executive's individual performance and contribution to our strategic and financial goals.

  Chief Executive Officer and Chief Financial Officer

        For our chief executive officer and chief financial officer in 2008, the Compensation Committee determined that the most important factors against which to measure their performance were annual and quarterly sales bookings, non-GAAP revenue and non-GAAP operating margin. Non-GAAP revenue and non-GAAP operating margin were two of the same measures our management used internally to understand, manage and evaluate our business and make operating decisions and reported publicly in our announcements of financial results for the 2008 quarterly periods and full-year. Non-GAAP revenue reflects the revenue excluded from our GAAP results due to purchase accounting adjustments to reduce deferred revenue to its fair value, and non-GAAP operating margin is calculated as operating margin without acquisition-related accounting adjustments to deferred revenue, stock-based compensation expense and the amortization of certain intangible assets. The goals levels for 2008 were difficult to achieve in that the goals called for continued growth and improvement in 2008 in comparison to the goals relating to our 2007 results. Further, these goals were difficult to achieve in that they called for growing sales bookings, while at that same time focusing on improving margins and profitability. For 2008, Messrs. James and Herring earned incentive cash compensation of $288,000 and $120,001, respectively, for the achievement of the goals established by the Compensation Committee.

  Other Named Executive Officers

        For Mr. Error, our Chief Technology Officer and Executive Vice President, Products, the Compensation Committee determined that his incentive cash bonus should be based upon a variety of factors, including annual and quarterly sales bookings, non-GAAP revenue, non-GAAP operating margin, as well as the achievement by Mr. Error of certain subjective, non-financial objectives established by the Compensation Committee, including objectives related to our recent acquisitions and product development milestones. The difficulty in achieving the objective measures outlined above is indicated by calling for growing bookings and revenue, while at that same time focusing on improving margins and profitability. The difficulty in the subjective measures is indicated by them calling for improvement in the performance of the functional areas over which Mr. Error has responsibility from 2007 to 2008 and for the achievement of certain milestones related to product development. For 2008, Mr. Error earned $113,315 for the achievement of the objective and subjective goals and following the Compensation Committee's review of his achievement with respect to the subjective, non-financial objectives.

        For Mr. Harrington, our President, Worldwide Sales and Client Services, the Compensation Committee determined that his incentive cash bonus should be made up primarily of sales commissions tied to the achievement of a target amount of Company-wide sales bookings and then a lesser portion of his bonus would be tied to the achievement of a combination of factors, including sales bookings, non-GAAP revenue, and collections. These metrics were difficult to achieve in that the sales bookings target required that a threshold amount in excess of 2007 bookings be achieved prior to the payment of any bonus amount with additional bonus amounts only payable upon achievement of even higher targets. The difficulty in achieving the other objectives is indicated by calling for growing sales bookings and non-GAAP revenue, while at that same time focusing on improving collections. For 2008, Mr. Harrington earned $285,105 in sales commissions and $30,000 for the achievement by the Company of the other metrics.

        For Mr. Mellor, our Executive Vice President, Business Development and Corporate Strategy, the Compensation Committee determined that his incentive cash compensation should be broken into two components, one based upon sales commissions from the bookings of certain products and the other based upon the Company's achievement of certain annual and quarterly sales bookings, non-GAAP revenue and non-GAAP operating margin as well as the achievement by Mr. Mellor of certain subjective, non-financial objectives, including objectives related to our recent acquisitions and product development milestones. The difficulty in achieving the objective measures outlined above is indicated by calling for growing bookings and non-GAAP revenue, while at that same time focusing on improving margins and profitability. For 2008, Mr. Mellor earned $32,247 in sales commissions and $46,934 for the achievement by the Company of the other metrics and based upon his individual performance.

        2009 Base Salaries and Target Incentive Bonus Amounts.    In February 2009, the Compensation Committee of the Board of Directors approved the following base salaries, effective April 1, 2009, and target incentive bonus amounts for the fiscal year ending December 31, 2009, for our named executive officers, which do not include target sales commissions for Messrs. Harrington and Mellor:

Name of Executive Officer	Target Incentive Base Salary ($)	Bonus Amount ($)
Joshua G. James Co-Founder, President and Chief Executive Officer	480,000	360,000
Michael S. Herring Chief Financial Officer and Executive Vice President	300,000	150,000
Brett M. Error Chief Technology Officer and Executive Vice President, Products	300,000	150,000
Christopher C. Harrington President, Worldwide Sales and Client Services	270,000	150,000
John F. Mellor Executive Vice President, Business Development and Corporate Strategy	270,000	100,000

        In view of current economic conditions and based on competitive benchmarking data, the Compensation Committee determined that the base salaries and target incentive bonus amounts for our named executive officers for 2009 would basically remain unchanged from 2008, except with respect to Mr. Mellor. The Compensation Committee determined that it was appropriate to increase Mr. Mellor's compensation in 2009 due to changes in his role and responsibilities with respect to the management of the Company and to bring his compensation more in line with that of the other named executive officers.

        The Compensation Committee also approved performance objectives for the named executive officers identified above to be used in connection with evaluating performance and determining the incentive bonus amounts payable to these officers in fiscal year 2009. Mr. James' target bonus amount is based on the achievement by the Company of certain annual and quarterly sales bookings, non-GAAP revenue, non-GAAP profitability targets and certain financial and non-financial operating metrics. Non-GAAP revenue reflects the revenue excluded from our GAAP results due to purchase accounting adjustments to reduce deferred revenue to its fair value and is used internally to understand, manage and evaluate our business and make operating decisions. There is no maximum amount payable to Mr. James with respect to this incentive bonus. Mr. Herring's target bonus amount is based on the achievement by the Company of certain annual and quarterly sales bookings, non-GAAP revenue, non-GAAP profitability targets and certain financial and non-financial operating metrics and the achievement by Mr. Herring of certain subjective, non-financial metrics. There is no maximum amount payable to Mr. Herring with respect to this incentive bonus. Mr. Error's incentive bonus amount is based on the achievement by the Company of certain annual and quarterly sales bookings and non-GAAP profitability targets and the achievement by Mr. Error of certain subjective, non-financial metrics, including objectives related to infrastructure efficiency and product development and adoption milestones. There is no maximum amount payable to Mr. Error with respect to this incentive bonus. Mr. Harrington's incentive bonus amount is based on the achievement by the Company of certain annual and quarterly sales bookings, non-GAAP revenue and non-GAAP profitability targets and the achievement by Mr. Harrington of certain subjective, non-financial metrics. Mr. Harrington is also entitled to sales commissions based on the achievement of certain Company-wide sales bookings and non-GAAP revenue objectives. There are no maximum amounts payable to Mr. Harrington with respect to these incentive bonus or sales commission amounts.

Mr. Mellor's incentive bonus amount is based on the achievement by the Company of certain annual and quarterly sales bookings and non-GAAP revenue and the achievement by Mr. Mellor of certain subjective, non-financial objectives, including objectives related to corporate strategy and product development and adoption milestones. Mr. Mellor is entitled to sales commissions from the sales bookings of certain products. There are no maximum amounts payable to Mr. Mellor with respect to these incentive bonus or sales commission amounts. We will pay a certain portion of these named executive officers' respective incentive bonus amounts upon achievement of the quarterly targets, with the remaining portion of their bonus amounts to be paid based on achievement of the annual targets. In addition, the Compensation Committee may pay discretionary bonuses to these named executive officers in addition to the bonuses described above.

        On August 3, 2009, the Compensation Committee approved the following incentive bonus payouts to the named executive officers for amounts earned based on achievement by the Company of certain sales bookings, non-GAAP revenue and non-GAAP earnings targets and the achievement by Mr. Herring of certain subjective, non-financial metrics established by the Board of Directors and its Compensation Committee for the quarterly period ended March 31, 2009. In addition, on August 25, 2009, the Compensation Committee approved the following incentive bonus payouts to the named executive officers for amounts earned based on achievement by the Company of certain sales bookings, non-GAAP revenue and non-GAAP earnings targets and the achievement by Messrs. Herring, Error and Mellor of certain subjective, non-financial metrics established by the Board of Directors and its Compensation Committee for the quarterly period ended June 30, 2009:

Name of Executive Officer	Q1 FY 2009 Incentive Bonus Payout Amount ($)	Q2 FY 2009 Incentive Bonus Payout Amount ($)
Joshua G. James Co-Founder, President and Chief Executive Officer	22,500	22,043
Michael S. Herring Chief Financial Officer and Executive Vice President	8,564	11,948
Brett M. Error Chief Technology Officer and Executive Vice President, Products	2,136	9,467
Christopher C. Harrington President, Worldwide Sales and Client Services	11,504	17,236
John F. Mellor Executive Vice President, Business Development and Corporate Strategy	4,271	2,985

        Long-Term Equity Incentive Compensation.    We believe that long-term performance is achieved through an ownership culture that encourages such performance by our executive officers through the use of equity and equity-based awards. Our stock plans have been established to provide our employees, including our executive officers, with incentives to help align those employees' interests with the interests of our stockholders. The Compensation Committee believes that the use of equity-based awards offers one of the best approaches to achieving our compensation goals. We have historically elected to use stock option awards as the primary long-term equity incentive vehicle and more recently have also granted RSU awards. The determination to issue both stock options and RSUs reflects our belief that the two types of equity awards, while both linking executive compensation to stock performance, address different compensation goals. Like many technology companies, our common stock price is highly volatile, which creates uncertainty about the value of certain equity awards. RSUs represent a means of providing equity-related value even if the stock price fluctuates. A stock option, however, is an instrument more directly tied to stock market risk. Accordingly, the stock options we issue are more closely aligned with stock appreciation because the market price of our common stock must have increased at the time of exercise over the market price of our common stock on the date of grant for the holder to realize value from the stock option.

        We typically make an initial grant of equity awards to new executives at the commencement of their employment with us and annual grants as part of our overall executive compensation program, as well as additional grants from time to time following a change in job responsibilities or to meet other special retention objectives. The Board of Directors and the Compensation Committee review and approve grants of stock option awards to executive officers based upon a review of competitive and peer group compensation data, their assessment of the executive's individual performance and current contributions to Omniture's performance, the anticipated contribution of the executive to meeting Omniture's long-term strategic performance goals, the executive's position and responsibilities with Omniture, a review of the executive's existing long-term incentives and retention considerations, an assessment of the cost to us and dilutive impact of the proposed grants, and general industry practice.

        We have not adopted stock ownership guidelines for our NEOs or our executive leadership team, and our stock plans have provided the principal method for our executive officers to acquire equity in the Company. We currently expect to continue to provide a substantial portion of total compensation to our executives in the form of equity awards.

        Stock Option Awards.    Our 2006 Equity Incentive Plan authorizes us to grant options to purchase shares of common stock to our employees, directors and consultants. In 2008, our NEOs were awarded stock options in the amounts indicated in the section entitled "Grants of Plan-Based Awards in 2008." Stock options granted by us generally have an exercise price equal to the fair market value of our common stock on the effective date of grant, typically vest over a 4-year period with 25% vesting 12 months after the vesting commencement date and the remainder vesting ratably each month thereafter subject to continued service, and generally expire 10 years after the effective date of grant. For additional information see the "Equity Guidelines and Practices" and "Employee Benefit Plans" sections of this information statement.

        We expect to continue to use stock option awards as one of our primary long-term incentive vehicles for our executive leadership team because we believe:

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  stock options align the interests of executives with those of the stockholders, support a pay-for-performance culture, foster employee stock ownership and focus the management team on increasing value for the stockholders over the long term;

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  stock options are performance based—all the value received by the recipient of a stock option is based on the growth of the stock price subsequent to the grant date; and

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  the vesting period of stock options encourages executive retention and the preservation of stockholder value.

        We do not believe that the accounting values of our stock option grants reflected in the Summary Compensation Table and the Grants of Plan-Based Awards table below are an accurate measure of the compensation received by our NEOs. We believe our NEOs are motivated by the appreciation in our stock price through the use of stock options and not by the accounting values of the stock options as measured by SFAS 123R. We believe the intrinsic value (the amount by which our stock price exceeds the exercise price) of unexercised stock options is a better indicator of their true value and worth to our executives and, therefore, the incentive value of the options. For example, while we report the accounting values of the stock option grants in the Grants of Plan-Based Awards table below, our executives do not realize these amounts in any tangible way when the options are granted. Our executives only realize benefits from their stock options to the extent our stock price exceeds the option exercise price when they exercise their vested stock options.

        The measures of individual performance considered in determining the size of option grants to our NEOs include:

  •
  Our potential future financial performance in the executive's principal area of responsibility and the degree to which we wish to incentivize the executive;

  •
  The potential contributions the executive can make to our success;

  •
  The executive's expected progress toward non-financial goals within his or her area of responsibility;

  •
  The executive's performance; and

  •
  The executive's experience and level of responsibility.

        Other factors considered in determining the size of option grants to our NEOs include:

  •
  Our retention goals for the executive;

  •
  The SFAS 123R value of the stock option grant;

  •
  The intrinsic ("in-the-money") value of outstanding, unvested stock options and the degree to which such value supports our retention goals for the executive; and

  •
  The relative size of option grants for similar officers at peer companies.

        The Compensation Committee does not have a set formula by which it determines which of these factors is more or less important, and the specific factors used and the weighting of these factors may vary among individual executives. The amount of vested stock options held by an executive is also generally a factor in the Compensation Committee's consideration of the size of new stock option grants.

        In March 2007, the Compensation Committee granted Messrs. James, Herring, Error, Harrington and Mellor options to purchase 500,000 shares, 125,000 shares, 125,000 shares, 200,000 shares, and 50,000 shares, respectively. The exercise price of these awards is $18.23 per share and the options vest and become exercisable according to a 4-year vesting schedule based on continued service, with 25% of the shares subject to the option vesting on the 1-year anniversary of the grant date and the remainder vesting in 36 equal monthly installments thereafter. These awards expire 10 years after the effective date of grant.

        In March 2008, the Compensation Committee granted Messrs. James, Herring, Error, Harrington and Mellor options to purchase 283,688 shares, 100,000 shares, 75,000 shares, 75,000 shares, and 50,000 shares, respectively. The exercise price of these awards is $23.21 per share and the options vest and become exercisable according to a 4-year vesting schedule based on continued service, with 25% of the shares subject to the option vesting on the 1-year anniversary of the grant date and the remainder vesting in 36 equal monthly installments thereafter. These awards expire 10 years after the effective date of grant.

        In February 2009, the Compensation Committee granted Messrs. James, Herring, Error, Harrington and Mellor options to purchase 114,000 shares, 37,000 shares, 33,000 shares, 28,000 shares, and 28,000 shares, respectively. The exercise price of these awards is $11.36 per share and the options vest and become exercisable according to a 4-year vesting schedule based on continued service, with 25% of the shares subject to the option vesting on the 1-year anniversary of the grant date and the remainder vesting in 36 equal monthly installments thereafter. These awards expire 10 years after the effective date of grant.

        Stock Option Exchange Program.    On June 15, 2009, the Company completed a stock option exchange program (the "Exchange Offer"). Pursuant to the Exchange Offer, Messrs. James, Herring,

Harrington and Mellor tendered, and the Company accepted for cancellation, all of their options to purchase shares of Company common stock granted to them in March 2007 and March 2008, totaling 783,688 shares, 225,000 shares, 275,000 shares, and 100,000 shares, respectively. Pursuant to the Exchange Offer, Mr. Error tendered, and the Company accepted for cancellation, his options to purchase shares of Company common stock that were granted to him in March 2008, totaling 75,000 shares. On June 15, 2009, the Company granted new options to Messrs. James, Herring, Error, Harrington and Mellor to purchase 621,420 shares, 172,460 shares, 44,118 shares, 225,936 shares, and 74,867 shares, respectively, in exchange for the cancellation of the tendered eligible options. The exercise price per share of the new options granted in the Exchange Offer was $12.99, the closing price of the Company's common stock on June 15, 2009 as reported by the Nasdaq Global Select Market. The new options issued to the named executive officers will vest monthly beginning on June 15, 2009 over a period ranging from 48 to 60 months, and have expiration dates of 7 years from June 15, 2009.

        Restricted Stock Units (RSUs).    We are authorized to grant RSUs under our 2006 Equity Incentive Plan. RSUs are awards that result in the issuance of common stock to a participant only if the vesting criteria are satisfied. In 2008, our NEOs were granted RSU awards in the amounts indicated in the section entitled "Grants of Plan-Based Awards in 2008." The Board of Directors and the Compensation Committee determine the terms and conditions of RSU awards granted to our executive leadership team and other employees, including the vesting criteria and the form and timing of payment. Each RSU represents the right to receive one share of Omniture common stock on the date it vests. Our outstanding RSU awards typically vest over a 4-year period, with 25% vesting 12 months after the vesting commencement date and the remainder vesting in equal amounts each quarter thereafter subject to continued service. For additional information, see the "Equity Guidelines and Practices" and "Employee Benefit Plans" sections of this information statement.

        We have recently begun to grant RSUs to our executive leadership team and other employees in order to reduce some of the dilution associated with grants of stock options. The amounts of these RSU awards are based upon ratios of stock option grants to restricted stock units that the Compensation Committee determines are appropriate. For 2009 executive compensation, the Compensation Committee worked closely with Compensia, our outside, independent compensation consultant, in making the determination to generally use a two-to-one ratio for RSU award grants to our executive leadership team. This determination was based in large part on the benchmarking analysis performed by and recommendations of Compensia. Because the market price of our common stock must have increased at the time of exercise over the market price of our common stock on the date of grant for the holder to realize value from the stock options, executives have greater incentive to increase the value of our common stock if they receive options than if they receive restricted stock units (because restricted stock units have some value whether or not our market capitalization increases). We believe our use of restricted stock units, particularly at the executive level, is an effective part of an overall compensation package.

        In March 2008, the Compensation Committee granted Messrs. James, Herring, Error, Harrington and Mellor restricted stock units covering 35,631 shares, 30,000 shares, 25,000 shares, 25,000 shares, and 22,500 shares, respectively. These restricted stock units vest according to a 4-year vesting schedule based on continued service, with 25% of the shares subject to the restricted stock unit vesting on February 15, 2009. The remainder vesting in equal amounts each quarter thereafter and the shares will be issued for no cash consideration from the recipient of the award.

        In February 2009, the Compensation Committee granted Messrs. James, Herring, Error, Harrington and Mellor restricted stock units covering 57,000 shares, 18,000 shares, 16,000 shares, 14,000 shares, and 14,500 shares, respectively. These restricted stock units vest according to a 4-year vesting schedule based on continued service, with 25% of the shares subject to the restricted stock unit vesting on February 15, 2010. The remainder vesting in equal amounts each quarter thereafter and the shares will be issued for no cash consideration from the recipient of the award.

        Other Compensation and Benefits.    Consistent with our compensation philosophy, we intend to continue to maintain our current benefits for our executive officers, including medical (which may include contributions by the Company to a health savings account controlled by the executive officer), dental, vision and life insurance coverage and short-term and long-term disability insurance coverage. Our executives are eligible to participate in our employee stock purchase plan and 401(k) plan. Our executives may elect to contribute up to 100% of their compensation, or the statutorily prescribed limit, if less, to the 401(k) plan. We match 50% of each employee's contributions up to a maximum of 3% per pay period of the employee's base salary, bonuses and commissions. The 401(k) plan has a profit-sharing element whereby we may make a contribution in an amount to be determined annually by the Board of Directors. To date, we have never used the profit-sharing element of our 401(k) plan. An employee's interests in his or her deferrals are 100% vested when contributed, and any employer matching or profit-sharing contributions will vest over four years.

        We also provide vacation and other paid holidays to all employees, including our executive officers, which we believe to be comparable to those provided at peer companies. However, the Board of Directors and the Compensation Committee in their discretion may revise, amend or add to the executive officers' benefits as deemed advisable. We have no current plans to change either existing employment agreements (except as required by law or as required to clarify the benefits to which our executive officers are entitled as set forth herein) or levels of benefits provided thereunder.

        Personal Benefits.    We also provide our named executive officers with limited personal benefits, or perquisites, that we believe are reasonable. We believe these personal benefits help us attract and retain the best talent and keep our executive compensation competitive. As further described below, most of these personal benefits are offered only to specified executives in special situations. In connection with the use by the Company of corporate credit cards for corporate expenses, our credit card company provides us with reward points that can be used for a variety of purposes. We allow our CEO to utilize these reward points for personal use. We determined the value of these reward points based on the reasonable dollar value of the points earned in connection with the use of the corporate credit cards by the Company. We reimburse our NEOs for the cost of spousal attendance at certain Company-related events, as well as the related income taxes associated with our payment of these expenses. We also reimburse our NEOs for certain personal expenses, including entertainment during Company-related travel.

  Employment, Severance and Change-in-Control Arrangements

        In June 2006, we entered into change of control agreements with each of Messrs. James, Herring, Error, and Harrington, and we entered into a change of control agreement with Mr. Mellor in February 2008. In addition, the change of control agreement with Mr. Herring was amended in March 2008 as described below. All of these agreements were amended in December 2008 to, among other things, bring certain provisions of the agreements into documentary compliance with the requirements of Section 409A of the Code, and the final regulations and official guidance promulgated thereunder. The agreements provide certain benefits to these executive officers in the event of their termination of employment in connection with a change in control of the Company. These benefits were determined by the Compensation Committee based on advice of counsel after a review of certain other industry participants' change of control arrangements. We believe these agreements are useful tools that help the Company from a retention standpoint. Such agreements are particularly necessary in an industry, such as ours, where there has been market consolidation. We recognize that it is possible that we may undergo a change of control, and that this possibility could result in the departure or distraction of our named executive officers to the detriment of our business. We believe that entering into these change of control agreements will help to maintain the continued focus and dedication of the named executive officers to their assigned duties to maximize stockholder value without the distraction that could result from the uncertainty of a change of control. Detailed information about these agreements, including a description of payout amounts under a hypothetical change in control of the Company or termination of these executives as of the last business day of 2008 is included in this information statement under the heading "Employment Agreements and Change-in-Control Arrangements."

        In connection with the execution of the Merger Agreement, at the request of Parent, Mr. James agreed to certain amendments to his option vesting arrangements. See the information set forth under the heading entitled "Arrangements with Executive Officers and Directors of the Company" of the Schedule 14D-9, which information is incorporated herein by reference.

Summary Compensation Table

        The following table shows the compensation paid by Omniture to each of our NEOs during the fiscal years ended December 31, 2006, 2007 and 2008, respectively:

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Joshua G. James	2006	230,682	1,000	—	193,142	186,226	68,181	679,231
Co-Founder, President and	2007	340,000	—	—	1,290,530	416,288	112,829	2,159,647
Chief Executive Officer	2008	453,750	—	160,610	2,140,059	288,000	69,347	3,111,766
Michael S. Herring	2006	190,000	—	—	72,428	70,766	5,889	339,083
Chief Financial Officer and	2007	223,750	—	—	354,445	156,109	8,550	742,854
Executive Vice President	2008	283,750	—	135,228	619,291	120,001	8,350	1,166,620
Brett M. Error	2006	205,000	—	—	—	76,859	—	281,859
Chief Technology Officer and	2007	227,500	—	—	259,007	197,078	1,425	685,010
Executive Vice President, Products	2008	283,750	—	112,690	478,561	113,315	—	988,316
Christopher C. Harrington	2006	130,833	—	—	72,428	473,725	3,576	680,562
President, Worldwide Sales	2007	177,500	—	—	509,849	300,295	3,844	991,488
and Client Services	2008	250,000	30,741	112,689	780,340	315,105	2,840	1,491,715
John F. Mellor	2006	136,250	—	—	—	80,063	—	216,313
Executive Vice President,	2007	172,500	—	—	103,603	69,746	4,414	350,263
Business Development and Corporate Strategy	2008	225,000	500	101,421	227,449	79,181	4,266	637,817

(1)
Represents base salary earned in 2006, 2007 and 2008, respectively, which monthly base salary amounts were adjusted during the year after the Compensation Committee of the Board established new base salary amounts.

(2)
Represents the amount of stock-based compensation expense for RSU awards recognized during the year ended December 31, 2008, for financial accounting purposes in accordance with SFAS 123R. Assumptions used in the calculation of these amounts are included in Note 8 to our consolidated financial statements for the fiscal year ended December 31, 2008, included in our annual report on Form 10-K filed with the SEC on February 27, 2009.

(3)
Represents the amount of stock-based compensation expense recognized for stock option awards during the years ended December 31, 2006, 2007 and 2008, respectively, for financial accounting purposes in accordance with SFAS 123R. Assumptions used in the calculation of these amounts are included in Note 7 to our consolidated financial statements for the fiscal year ended December 31, 2006, included in our annual report on Form 10-K filed with the SEC on March 23, 2007, in Note 8 to our consolidated financial statements for the fiscal years ended December 31, 2007 and 2008, included in our annual report on Form 10-K filed with the SEC on February 29, 2008, and February 27, 2009, respectively.

(4)
Represents incentive bonus compensation earned by these officers in 2006, 2007 and 2008. For Mr. Harrington, it also includes $378,725, $246,962 and $285,105 of sales commissions earned by him in 2006, 2007 and 2008, respectively. For Mr. Error, it also includes $3,500 earned by him in connection with our patent incentive program in 2007. For Mr. Mellor, it also includes $38,846 and $32,247 of sales commissions earned by him in 2007 and 2008.

(5)
Amounts in this column include the following: for Mr. James, $37,195, $84,908 and $49,325 for the value of personal use of reward points provided by our credit card company in connection with use by the Company of corporate credit cards for corporate expenses in 2006, 2007 and 2008, respectively, $13,412, $14,973 and $1,330 for family attendance at Company-related events in 2006, 2007 and 2008, respectively, and reimbursement of the taxes associated with the compensation cost associated with such attendance, $10,974, $6,119 and $10,342 for other personal expenses, including entertainment during Company travel and commuting expenses, during 2006, 2007 and 2008, respectively, $6,600, $6,229 and $7,750 in Company matching contributions to our 401(k) plan during 2006,

  2007 and 2008, respectively, and $600 in Company matching contributions to Mr. James' Health Savings Account in each of 2007 and 2008; for Mr. Herring, $200 for entertainment during Company-related travel in 2007, $5,889, $7,750 and $7,750 in Company matching contributions to our 401(k) plan during 2006, 2007 and 2008, respectively and $600 in Company matching contributions to Mr. Herring's Health Savings Account in each of 2007 and 2008; for Mr. Error, $1,425 for entertainment during Company-related travel in 2007; for Mr. Harrington, $3,576, $3,844 and $2,840 for spousal attendance at Company-related events and reimbursement of the taxes associated with the compensation cost of attendance of his spouse at Company-related events during 2006, 2007 and 2008, respectively; and for Mr. Mellor, $3,737 and $4,026 in Company matching contributions to our 401(k) plan during 2007 and 2008, respectively and $240 in Company matching contributions to Mr. Mellor's Health Savings Account in each of 2007 and 2008 and $437 for entertainment during Company-related travel in 2007.

Grants of Plan-Based Awards in 2008

        The following table sets forth grants of plan-based awards made during the fiscal year ended December 31, 2008, to each of our NEOs:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards
Name	Grant Date	Threshold ($)	Target ($)(1)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Joshua G. James	—	—	360,000	—	—	—	—	—
	March 31, 2008	—	—	—	35,631	—	—	826,996
	March 31, 2008	—	—	—	—	283,688	23.21	2,714,781
Michael S. Herring	—	—	150,000	—	—	—	—	—
	March 31, 2008	—	—	—	30,000	—	—	696,300
	March 31, 2008	—	—	—	—	100,000	23.21	956,960
Brett M. Error	—	—	150,000	—	—	—	—	—
	March 31, 2008	—	—	—	25,000	—	—	580,250
	March 31, 2008	—	—	—	—	75,000	23.21	717,720
Christopher C. Harrington	—	—	405,000	—	—	—	—	—
	March 31, 2008	—	—	—	25,000	—	—	580,250
	March 31, 2008	—	—	—	—	75,000	23.21	717,720
John F. Mellor	—	—	96,000	—	—	—	—	—
	March 31, 2008	—	—	—	22,500	—	—	522,225
	March 31, 2008	—	—	—	—	50,000	23.21	478,480

(1)
For Messrs. Harrington and Mellor, these amounts include target commission amounts of $255,000 and $48,000, respectively.

(2)
These RSU awards vest and become exercisable according to a 4-year vesting schedule based on continued service, with 25% of the shares subject to the options vesting on February 15, 2009, and an additional 6.25% of the shares subject to the RSU awards vesting in equal amounts each quarter thereafter until they are fully vested at February 15, 2012. For further information regarding the impact of certain events upon the vesting schedules of these RSU awards, please see the "Employment Agreements and Change-in-Control Arrangements" section of this information statement.

(3)
These stock option awards vest and become exercisable according to a 4-year vesting schedule based on continued service, with 25% of the shares subject to the stock option awards vesting on March 31, 2009, and an additional 1/48 of the shares subject to the stock option awards vesting in equal amounts each month thereafter until they are fully vested at March 31, 2012. These stock option awards expire 10 years after the effective date of the grant. For further information regarding the impact of certain events upon the vesting schedules of these stock option awards, please see the "Employment Agreements and Change-in-Control Arrangements" section of this information statement.

(4)
Represents the grant date fair value of RSU and stock option awards granted during the year ended December 31, 2008, in accordance with SFAS 123R. The grant date fair value of each RSU award is measured based on the closing price of our common stock on the date of grant. The grant date fair value of stock option awards is the amount of stock-based compensation expense the Company expects to recognize over the stock option award's service period. Assumptions used in the calculation of these amounts are included in Note 8 to the Company's consolidated financial statements for the fiscal year ended December 31, 2008, included in the Company's annual report on Form 10-K filed with the SEC on February 27, 2009.

Outstanding Equity Awards at December 31, 2008

        The following table sets forth, for each of our NEOs as of December 31, 2008, the number and exercise price of unexercised options and the number and market value of restricted stock units that have not vested:

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Joshua G. James	187,500		—		0.11	July 31, 2009
	34,871		—		0.33	August 30, 2009
	103,125		96,875	(2)	7.50	March 28, 2016
	218,750		281,250	(3)	18.23	March 29, 2017
	—		283,688	(4)	23.21	March 30, 2018
							35,631	379,114
Michael S. Herring	16,421		36,329	(2)	7.50	March 28, 2016
	54,687		70,313	(3)	18.23	March 29, 2017
	—		100,000	(4)	23.21	March 30, 2018
							30,000	319,200
Brett M. Error	250,735		—		0.11	July 31, 2009
	250,000	(5)	—		1.40	May 12, 2015
	54,687		70,313	(3)	18.23	March 29, 2017
	—		75,000	(4)	23.21	March 30, 2018
							25,000	266,000
Christopher C. Harrington	10,000		—		0.11	March 31, 2014
	125,000		—		0.50	October 26, 2014
	18,771		36,329	(2)	7.50	March 28, 2016
	87,500		112,500	(3)	18.23	March 29, 2017
	—		75,000	(4)	23.21	March 30, 2018
							25,000	266,000
John F. Mellor	37,500		—		0.50	October 26, 2014
	21,125		28,125	(3)	18.23	March 29, 2017
	—		50,000	(4)	23.21	March 30, 2018
							22,500	239,400

(1)
Represents shares subject to RSU awards granted in 2008, which vested as to 25% of the shares subject to the award on February 15, 2009. An additional 6.25% of the shares subject to the RSU awards vest each quarter until the awards become fully vested on February 15, 2012, subject to continued service.

(2)
Stock option awards which vest and become exercisable according to 4-year vesting schedule commencing on March 29, 2006, and based on continued service, with 75% of the shares subject to the awards vesting in equal amounts each month commencing on March 29, 2006, and 25% of the shares subject to the awards vesting on March 29, 2010, subject to continued service.

(3)
Stock option awards which vested as to 25% of the shares subject to the award option on March 30, 2008, and an additional 1/48 of the shares subject to the award vest each month thereafter until it is fully vested at March 30, 2011.

(4)
Stock option awards which vested as to 25% of the shares subject to the award on March 31, 2009, and an additional 1/48 of the shares subject to the award vest each month thereafter until it is fully vested at March 31, 2012.

(5)
Stock option award which vests on May 13, 2009, but which may be exercised before the award is vested based on an exercise schedule set forth in the award agreement. As of December 31, 2008, the award was fully exercisable. If Mr. Error exercises any portion of the stock option award before it vests, the shares purchased will be subject to a lapsing right of repurchase in our favor upon his cessation of service.

Option Exercises in 2008

        The following table sets forth, for each of our NEOs, the number of shares acquired and the value realized on options exercised during the fiscal year ended December 31, 2008:

Name	Option Awards Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Joshua G. James	—	—
Michael S. Herring	28,969	764,782
John R. Pestana	—	—
Brett M. Error	159,000	4,857,955
Christopher C. Harrington	—	—
John F. Mellor	—	—

(1)
The value realized is based upon the difference between the fair market value of the shares purchased on the exercise date and the exercise price multiplied by the number of shares covered by the exercised option.

Employment Agreements and Change-in-Control Arrangements

  Employment Agreements, Offer Letters and Similar Agreements

        Joshua G. James.    We are party to an employment agreement with Mr. James, our Chief Executive Officer. The agreement provides that Mr. James be paid an annual base salary of $235,000. On March 25, 2008, Mr. James' salary was increased to $480,000 effective April 1, 2008, and on February 26, 2009, it was confirmed that Mr. James' annual base salary would remain at $480,000 for 2009. He will earn a performance bonus each year if we meet revenue and earnings targets established by the Board of Directors. On February 26, 2009, the Compensation Committee of the Board of Directors approved a target incentive bonus of $360,000 to be earned based on the achievement by the Company of certain annual and quarterly sales bookings, non-GAAP revenue, non-GAAP profitability targets and certain financial and non-financial operating metrics for 2009. Upon a change in control (as defined in the employment agreement), Mr. James will receive immediate vesting with respect to the unvested portions of his outstanding stock options and common stock and all his outstanding stock options will remain exercisable until the earlier of five years from the date of termination or ten years from the date of grant. If Mr. James is terminated without cause (as defined in the employment agreement) or is constructively terminated (as defined in the employment agreement), he will be entitled to receive up to 15 months' base salary, be able to continue participating in our employee benefit plans of general application for up to 15 months, will receive immediate vesting on all of his outstanding stock options and common stock, will be able to exercise his outstanding stock options until the earlier of five years from the date of termination or ten years from the date of grant, and will receive a gross-up to cover the excise tax imposed by Section 4999 of the Code of such severance payments or benefits would constitute a "parachute payment" under Section 280G of the Code. If Mr. James is terminated as a result of a disability, he will be entitled to receive up to 15 months' base salary, be able to continue participating in our employee benefit plans of general application for up to 15 months and be eligible to receive other severance and disability payments as provided by our standard benefit plans. In the event of Mr. James' death, his estate will be entitled to receive 12 months' base salary and be able to continue participating in our employee benefit plans of general application for up to 12 months.

        Michael S. Herring.    On October 21, 2004, Mr. Herring, our Chief Financial Officer and Executive Vice President, executed our written offer of employment. The written offer of employment does not provide a specific term for Mr. Herring's employment; rather, Mr. Herring's employment with us is "at-will" and may be terminated at any time with or without notice, for any or no reason, at either Mr. Herring's or our option. On March 25, 2008, Mr. Herring's salary was increased to $300,000 effective April 1, 2008, and on February 26, 2009, it was confirmed that Mr. Herring's annual base salary would remain at $300,000 effective April 1, 2009. He is eligible to earn a performance bonus each year if we meet the revenue and earnings targets established by the Board of Directors. On February 26, 2009, the Compensation Committee of the Board of Directors approved a target incentive bonus of $150,000 to be earned based on the achievement by the Company of certain annual and quarterly sales bookings, non-GAAP revenue, non-GAAP profitability targets and certain financial and non-financial operating metrics and the achievement by Mr. Herring of certain subjective, non-financial metrics for 2009. If, in the event of a merger with or into another corporation or our "change in control," including the sale of all or substantially all of our assets, the successor corporation does not assume or substitute an equivalent award for his then-existing options, Mr. Herring's options will accelerate and become fully vested and exercisable. Also, Mr. Herring is subject to a non-competition covenant for two years following termination of employment.

        Brett M. Error.    Mr. Error's employment with us is "at-will" and may be terminated at any time with or without notice, for any or no reason, at either Mr. Error's or our option. On March 25, 2008, Mr. Error's annual base salary was increased to $300,000 effective April 1, 2008, and on February 26, 2009, it was confirmed that Mr. Error's annual base salary would remain at $300,000 effective April 1, 2009. He is eligible to earn a performance bonus each year if we meet the sales, revenue and earnings targets and certain non-financial objectives established by the Board of Directors. On February 26, 2009, the Compensation Committee of the Board of Directors approved a target incentive bonus of $150,000 to be earned based on the achievement by the Company of certain annual and quarterly sales bookings and non-GAAP profitability targets and the achievement by Mr. Error of certain subjective, non-financial metrics, including objectives related to infrastructure efficiency and product development and adoption milestones for 2009. If, in the event of a merger with or into another corporation or our "change in control," including the sale of all or substantially all of our assets, the successor corporation does not assume or substitute an equivalent award for his then-existing options, Mr. Error's options will accelerate and become fully vested and exercisable. Also, Mr. Error is subject to a non-competition covenant for 18 months following termination of employment.

        Christopher C. Harrington.    Mr. Harrington's employment with us is "at-will" and may be terminated at any time with or without notice, for any or no reason, at either Mr. Harrington's or our option. On March 25, 2008, Mr. Harrington's annual base salary was increased to $270,000 effective April 1, 2008, and on February 26, 2009, it was confirmed that Mr. Harrington's base annual salary would remain at $270,000 effective April 1, 2009. He is eligible to earn a performance bonus each year if we meet the sales targets established by the Compensation Committee of the Board of Directors, which for 2009 is $150,000 to be earned based on the achievement by the Company of certain annual and quarterly sales bookings, non-GAAP revenue and non-GAAP profitability targets and the achievement by Mr. Harrington of certain subjective, non-financial metrics. Mr. Harrington is also entitled to sales commissions based on the achievement of certain Company-wide sales bookings and non-GAAP revenue objectives for 2009. We are party to stock option agreements with Mr. Harrington, which provide that, if, upon or following a change of control, his employment with us or our successor is terminated, other than for cause (as defined in the agreements), all of the then-unvested shares granted under those agreements will become fully vested and exercisable and our right of repurchase with respect to any then-unvested shares acquired pursuant to early exercise of these options shall lapse. Also, Mr. Harrington is subject to a non-competition covenant for 18 months following termination of employment.

        John F. Mellor.    Mr. Mellor's employment with us is "at-will" and may be terminated at any time with or without notice, for any or no reason, at either Mr. Mellor's or our option. On February 26,

2009, Mr. Mellor's annual base salary was increased from $240,000 to $270,000, effective April 1, 2009. He is eligible to earn a performance bonus each year if we meet the sales, revenue and earnings targets and certain non-financial objectives established by the Board of Directors. On February 26, 2009, the Compensation Committee of the Board of Directors approved an incentive bonus of $100,000 to be earned based on the achievement by the Company of certain annual and quarterly sales bookings and non-GAAP revenue and the achievement by Mr. Mellor of certain subjective, non-financial objectives, including objectives related to corporate strategy and product development and adoption milestones for 2009. Mr. Mellor is entitled to sales commissions from the sales bookings of certain products for 2009. If, in the event of a merger with or into another corporation or our "change in control," including the sale of all or substantially all of our assets, the successor corporation does not assume or substitute an equivalent award for his then-existing options, Mr. Mellor's options will accelerate and become fully vested and exercisable. Also, Mr. Mellor is subject to a non-competition covenant for 18 months following termination of employment.

  Change-in-Control Arrangements and Potential Payments Upon Termination or Change in Control

  Change of Control Agreements with Named Executive Officers

        In June 2006, we entered into change of control agreements with each of Messrs. James, Herring, Error, and Harrington, and we entered into a change of control agreement with Mr. Mellor in February 2008. In addition, the change of control agreement with Mr. Herring was amended in March 2008 as described below. All of these agreements were amended in December 2008 to, among other things, bring certain provisions of the agreements into documentary compliance with the requirements of Section 409A of the Code, and the final regulations and official guidance promulgated thereunder. The agreements provide certain benefits to these executive officers in the event of their termination of employment in connection with a change of control. Specifically, if within the period beginning 3 months prior to a change of control and ending on the later of either 12 months following the change of control or 1 month following the latest of the 1-year, 2-year or 4-year initial vesting dates of any stock options held by the executive officer immediately prior to the change of control, (1) his employment is constructively terminated, (2) his employment terminates due to his death or disability, or (3) his employment is terminated involuntarily other than for cause (each, a "triggering event"), then the executive officer will be entitled to the following benefits:

  •
  a lump-sum payment equal to 75% of his annual base salary, plus 75% of his annual bonus (200% of the annual salary and bonus for Mr. James);

  •
  acceleration of the vesting of 100% of his equity compensation awards; and

  •
  Company-paid continuation of health, dental, vision and life insurance at the same ratio of premium contribution as was in effect immediately prior to the change of control for up to nine months (24 months for Mr. James) from the date of termination, including coverage for his eligible dependents.

        All severance benefits payable under the change of control agreements are conditioned upon the executives signing and not revoking a release of claims in favor of Omniture no later than 60 days following the employment termination date and complying with non-competition and non-solicitation provisions contained in the agreements.

        In addition, the agreements with each of Messrs. James and Herring provide that, in the event that his change of control benefits exceed 3.6 times his "base amount," as defined in Code Section 280G, and are subject to excise taxes under Code Section 280G, the executive officer is entitled to additional payments to compensate for these excise taxes and any federal and state income and employment taxes and additional excise taxes resulting from the payment of these excise taxes. However, on March 31, 2008, Mr. Herring entered into an amended and restated change of control agreement with the

Company to amend his change of control agreement to provide that Mr. Herring will not be entitled to additional payments to compensate for the taxes described above with respect to any equity compensation awards granted to Mr. Herring on or after March 25, 2008, or any payment or benefit related to any such award that is considered to be "contingent on change in ownership or control" of the Company.

        These agreements are intended to enhance, but not be additive to, any pre-existing written agreements between Omniture and these executive officers. To the extent that any of the benefits in these agreements conflict with benefits contained in pre-existing written agreements between Omniture and these executive officers, the executive officers will be entitled to the superior benefits, without duplication.

  Potential Payments

        The following table summarizes potential change in control and severance payments to each named executive officer. The six right-hand columns describe the payments that would apply in six different potential scenarios contemplated by our amended and restated employment agreement, as amended, with Joshua G. James (the "Employment Agreement"), as described more fully above under "Employment Agreements, Offer Letters and Similar Agreements" and by our change of control agreements with each of our NEOs (the "Change of Control Agreements") as described in "Change-in-Control Arrangements and Potential Payments Upon Termination or Change in Control—Change of Control Agreements with Named Executive Officers" above:

  •
  a termination of employment as a result of the applicable NEO's "voluntary termination" or his "termination for cause" (as such term is defined in the Employment Agreement);

  •
  a termination of employment as a result of the applicable NEO's "termination for disability" (as such term is defined in the Employment Agreement);

  •
  a termination of employment as a result of the applicable NEO's "termination upon death" (as such term is defined in the Employment Agreement);

  •
  a termination of employment as a result of the applicable NEO's "constructive termination" or "termination without cause" (as such terms are defined in the Employment Agreement);

  •
  a termination of employment that qualifies as a "triggering event" as defined in "Change-in-Control Arrangements and Potential Payments Upon Termination or Change in Control—Change of Control Agreements with Named Executive Officers" above following a "change of control" (as such term is defined in the Change of Control Agreements); and

  •
  upon a "change of control" (as such term is defined in the Employment Agreement).

        The table assumes that the termination or change in control occurred on December 31, 2008. For purposes of estimating the value of amounts of equity compensation to be received in the event of a termination of employment or change in control, we have assumed a price per share of our common stock of $10.64, which represents the closing market price of our common stock as reported on the Nasdaq Global Market on December 31, 2008.

  Potential Change-in-Control and Severance Payments

Name	Benefit Type	Payment in the Case of a Termination for Cause or Voluntary Termination	Payment in the Case of a Termination for Disability	Payment in the Case of a Termination Upon Death	Payment in the Case of a Constructive Termination or Termination Without Cause	Payment in the Case of a Triggering Event Following a Change of Control	Payment Upon a Change of Control
Joshua G. James	Accrued Vacation(1)	$36,923	$36,923	$36,923	$36,923	$36,923	$36,923
	Severance(2)	—	1,050,000	840,000	1,050,000	1,680,000	—
	Value of Continued Employee Benefits(3)	—	11,001	8,801	11,001	17,602	—
	Value of Equity Award Acceleration(4)	—	—	—	683,298	683,298	683,298
	Excise Tax Gross-Up Payment(5)	—	—	—	—	1,026,645	791,600

	Total Value:	$36,923	$1,097,924	$885,724	$1,781,222	$3,444,468	$1,511,821

Michael S. Herring	Accrued Vacation(1)	$10,962	$10,962	$10,962	$10,962	$10,962	$10,962
	Severance(2)	—	—	—	—	337,500	—
	Value of Continued Employee Benefits(3)	—	—	—	—	6,601	—
	Value of Equity Award Acceleration(4)	—	—	—	—	433,358	—
	Excise Tax Gross-Up Payment(5)	—	—	—	—	—	—

	Total Value:	$10,962	$10,962	$10,962	$10,962	$788,421	$10,962

Brett M. Error	Accrued Vacation(1)	$17,308	$17,308	$17,308	$17,308	$17,308	$17,308
	Severance(2)	—	—	—	—	337,500	—
	Value of Continued Employee Benefits(3)	—	—	—	—	4,943	—
	Value of Equity Award Acceleration(4)	—	—	—	—	2,575,998	—
	Excise Tax Gross-Up Payment(5)	—	—	—	—	—	—

	Total Value:	$17,308	$17,308	$17,308	$17,308	$2,935,749	$17,308

Christopher C. Harrington	Accrued Vacation(1)	$15,577	$15,577	$15,577	$15,577	$15,577	$15,577
	Severance(2)	—	—	—	—	315,000	—
	Value of Continued Employee Benefits(3)	—	—	—	—	7,128	—
	Value of Equity Award Acceleration(4)	—	—	—	—	380,159	—
	Excise Tax Gross-Up Payment(5)	—	—	—	—	—	—

	Total Value:	$15,577	$15,577	$15,577	$15,577	$717,864	$15,577

John F. Mellor	Accrued Vacation(1)	$13,846	$13,846	$13,846	$13,846	$13,846	$13,846
	Severance(2)	—	—	—	—	216,000	—
	Value of Continued Employee Benefits(3)	—	—	—	—	2,129	—
	Value of Equity Award Acceleration(4)	—	—	—	—	239,398	—
	Excise Tax Cut Back Amount(5)	—	—	—	—	(10,893)	—

	Total Value:	$13,846	$13,846	$13,846	$13,846	$460,480	$13,846

(1)
Represents accrual for paid time off that had not been taken as of December 31, 2008.

(2)
Represents cash payments to which the applicable NEO is entitled pursuant to their respective Employment Agreement or Change of Control Agreements upon the termination events, triggering events or change of control outlined above. Other than those contained in the Employment Agreement or Change of Control Agreements, we do not currently maintain severance arrangements or a severance policy applicable to our executive officers. However, the Board of Directors may in its discretion award severance payments to our executive officers from time to time.

(3)
Includes the portion of our standard employee medical, dental and life insurance that we would pay on behalf of the applicable NEOs pursuant to their respective Employment Agreements or Change of Control Agreements upon the termination events, triggering events or change of control outlined above.

(4)
Represents the fair value of stock options that would accelerate pursuant to our NEOs' respective Employment Agreement or Change of Control Agreements upon the termination events, triggering events or change of control outlined above using the Black-Scholes-Merton valuation method. The value of such awards was calculated assuming a price per share of our common stock of $10.64, which represents the closing market price of our common stock as reported on the Nasdaq Global Market on December 31, 2008.

(5)
Represents additional payments to which the applicable NEO would be entitled pursuant to his applicable Change of Control Agreement to compensate for excise taxes that would be due pursuant to Section 280G of the Code as a result of the applicable NEO's change of control benefits exceeding 3.6 times his "base amount," as defined in Section 280G of the Code on December 31, 2008, upon the termination events, triggering events or change of control outlined above. With respect to Mr. Mellor, represents amounts by which payments to which he would otherwise be entitled would be reduced in accordance with his Change of Control Agreement to reduce the amount of excise taxes that would be due pursuant to Section 280G of the Code.

        On May 13, 2009, we entered into amended and restated change of control agreements with each of Messrs. Herring, Error, Mellor and Harrington to provide additional benefits upon a triggering event. In the event of a triggering event, then the executive officer will be entitled to the following benefits:

  •
  a lump-sum payment equal to 100% of his annual base salary, plus 100% of his average annual bonus for the two fiscal years prior to the fiscal year in which the change of control occurs or his termination of employment occurs, whichever is greater;

  •
  acceleration of the vesting of 100% of his equity compensation awards assumed by Parent in connection with the transactions contemplated by the Merger Agreement; and

  •
  Company-paid continuation of health, dental, vision and life insurance at the same ratio of premium contribution as was in effect immediately prior to the change of control for up to twelve months from the date of termination, including coverage for his eligible dependents.

        All severance benefits payable under the change of control agreements are conditioned upon the executives signing and not revoking a release of claims in favor of Omniture no later than 60 days following the employment termination date and complying with non-competition and non-solicitation provisions contained in the agreements.

        In addition, the amended and restated change of control agreement with Mr. Herring provides that, in the event that his change of control benefits exceed 3.6 times his "base amount," as defined in Code Section 280G, and are subject to excise taxes under Code Section 280G, the executive officer is entitled to additional payments to compensate for these excise taxes and any federal and state income and employment taxes and additional excise taxes resulting from the payment of these excise taxes (the "Gross-Up Payment"). However, Mr. Herring's amended and restated change of control agreement provides that for purposes of being entitled to the Gross-Up Payment, the equity compensation awards granted to Mr. Herring on or after March 25, 2008, are not included in the calculation to determine if his change of control benefits exceed 3.6 times his "base amount," as defined in Code Section 280G.

        In connection with the execution of the Merger Agreement, at the request of Parent, Mr. James agreed to certain amendments to his option vesting arrangements. See the information set forth under the heading entitled "Arrangements with Executive Officers and Directors of the Company" of the Schedule 14D-9, which information is incorporated herein by reference.

Communications with the Board of Directors

        If you wish to communicate with the Board of Directors or any Board committee or any member of the Board, please send a letter or email using the contact information provided below. All such communications will be initially received and processed by the office of our Secretary. Accounting, audit, internal accounting controls and other financial matters will be referred to the Chair of the Audit Committee. Other matters will be referred to the Board of Directors, the non-employee directors or individual directors as appropriate. The independent directors of the Board review and approve the stockholders' communications process periodically to ensure effective communication with stockholders.

Write to the Board of Directors at:

Omniture, Inc.
550 East Timpanogos Circle
Orem, Utah 84097
 Attention: Secretary
Email: corpgov@omniture.com

By order of the Board of Directors,

Shawn J. Lindquist Chief Legal Officer and Secretary
September 24, 2009

Annex II

2725 Sand Hill Road Suite 200 Menlo Park, CA 94025

Morgan Stanley

September 14, 2009

Board of Directors
Omniture, Inc.
550 East Timpanogos Circle
Orem, UT 84097
Members of the Board:

        We understand that Omniture, Inc. ("Omniture" or the "Company"), Adobe Systems Incorporated (the "Buyer") and Newco, a wholly owned subsidiary of the Buyer ("Purchaser"), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated September 14, 2009 (the "Merger Agreement"), which provides, among other things, for (i) the commencement by Purchaser of a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $0.001 per share (the "Company Common Stock") of the Company for $21.50 per share (the "Offer Price") in cash, and (ii) the subsequent merger (the "Merger") of Purchaser with and into the Company. Pursuant to the Merger, the Company will remain as the surviving corporation and each issued and outstanding share of Company Common Stock, other than shares held in treasury or held by the Buyer, Purchaser or any wholly owned subsidiary of the Buyer or Purchaser, or as to which dissenters' rights have been perfected, would be converted into the right to receive the Offer Price in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

        You have asked for our opinion as to whether the Offer Price to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

        For purposes of the opinion set forth herein, we have:

  i)
  reviewed certain publicly available financial statements and other business and financial information of the Company;

  ii)
  reviewed certain publicly available financial projections of the Company prepared by equity research analysts, as discussed with the management of the Company;

  iii)
  reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

  iv)
  reviewed certain financial projections prepared by the management of the Company;

  v)
  discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

  vi)
  reviewed the reported prices and trading activity for the Company Common Stock;

  vii)
  compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other comparable publicly traded companies and their securities;

  viii)
  reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  ix)
  participated in discussions and negotiations among representatives of the Company, the Buyer and their financial and legal advisors;

  x)
  reviewed the Merger Agreement and certain related documents; and

  xi)
  performed such other analyses and considered such other factors as we have deemed appropriate.

        We have assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to us by the Company and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Tender Offer and Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. We have assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax, or regulatory advisors and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

        We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the consummation of the Merger. We are also a lender in the Buyer's existing credit facility from which funds may be drawn for purposes of completing this transaction, and we would receive fees in connection with such financing services. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Company and the Buyer and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to the Buyer in the future and will receive fees for the rendering of these services. Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

        This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the shareholders of the Company should accept the Tender Offer or how the shareholders of the Company should vote at any shareholders' meeting that may be held in connection with the Merger or whether to take any other action with respect to the Tender Offer or the Merger.

        Based on and subject to the foregoing, we are of the opinion on the date hereof that the Offer Price to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

Very truly yours,
MORGAN STANLEY & CO. INCORPORATED
By:	/s/ NICHOLAS DEJ. OSBORNE Nicholas deJ. Osborne Managing Director

QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contracts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation
  Item 5. Person/Assets, Retained, Employed, Compensated Or Used .
  Item 6. Interest in Securities of the Subject Company .
  Item 7. Purposes of the Transaction and Plans or Proposals .
  Item 8. Additional Information .
  Item 9. Materials to be Filed as Exhibits.
SIGNATURES
INDEX TO EXHIBITS
  Annex I
Omniture, Inc. 550 East Timpanogos Circle Orem, Utah 84097 Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder
PURCHASER DESIGNEES TO THE BOARD OF DIRECTORS
GENERAL INFORMATION CONCERNING THE COMPANY
CORPORATE GOVERNANCE
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
TRANSACTIONS WITH RELATED PERSONS
EXECUTIVE COMPENSATION
  Annex II